Form 40-F
NEUROCHEM INC
filed 2003-11-14
CIK 1259942

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 40-F

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003         Commission File Number 000-50393

--------------------------------------------------------------------------------
                                 NEUROCHEM INC.

             (Exact name of Registrant as specified in its charter)


             Canada                                 2834                    Not Applicable
(Province or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
  incorporation or organization)        Classification Code Number)       Identification No.)

                          7220 FREDERICK-BANTING STREET

                                    SUITE 100

                      SAINT-LAURENT, QUEBEC H4S 2A1, CANADA

                                 (514) 337-4646

   (Address and telephone number of Registrant's principal executive offices)

                              CT Corporation System

                          111 Eighth Avenue, 13th Floor

                            New York, New York 10011

                                 (212) 894-8400

      (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, no par value

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None

For annual reports, indicate by check mark the information filed with this Form:
   [X] Annual information form [X] Audited annual financial statements

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period
                         covered by the annual report:

                  The Registrant had 23,483,024 Common Shares

                        Outstanding as at June 30, 2003

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
    1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                      Yes ____.                     No X .

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                      Yes  X .                     No   .

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS:

No.     Document

1. Annual Information Form of the Registrant for the fiscal year ended June 30, 2003

2. Consolidated Audited Financial Statements of the Registrant as at and for the years ended on June 30, 2003, 2002 and 2001, including a reconciliation to United States generally accepted accounting principles

3. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Registrant

                                                                      DOCUMENT 1

                              [LOGO OF NEUROCHEM]






                                 NEUROCHEM INC.

                             ANNUAL INFORMATION FORM

                         FISCAL YEAR ENDED JUNE 30, 2003




                                                             NOVEMBER 14, 2003

                                TABLE OF CONTENTS

ITEM 1 --    COVER PAGE....................................................................    I

ITEM 2 --    CORPORATE STRUCTURE...........................................................    1

   2.1       NAME AND INCORPORATION........................................................    1
   2.2       INTERCORPORATE RELATIONSHIPS AND REORGANIZATION...............................    1

ITEM 3 --    GENERAL DEVELOPMENT OF THE BUSINESS...........................................    1

   3.1       THREE YEAR HISTORY............................................................    1

ITEM 4 --    NARRATIVE DESCRIPTION OF THE BUSINESS.........................................    6

   4.1       GENERAL: OUR BUSINESS.........................................................    6

ITEM 5 --    SELECTED CONSOLIDATED FINANCIAL INFORMATION...................................   17

   5.1       ANNUAL INFORMATION............................................................   17
   5.2       DIVIDENDS.....................................................................   17

ITEM 6 --    MANAGEMENT'S DISCUSSION AND ANALYSIS..........................................   17

   6.1       QUARTERLY INFORMATION.........................................................   17

ITEM 7 --    MARKET FOR SECURITIES.........................................................   18

ITEM 8 --    DIRECTORS AND OFFICERS........................................................   18

ITEM 9 --    ADDITIONAL INFORMATION........................................................   21

As used in this Annual Information Form, unless the context otherwise requires, the terms "we", "us", "our", "Neurochem" or the "Corporation", mean or refer to Neurochem Inc. and, unless the context otherwise requires, its subsidiaries and its Affiliates (as such term is defined in this Annual Information Form). Except as otherwise stated, all dollar amounts and references to $ are to Canadian dollars and US$ refers to United States dollars.

ITEM 2 -- CORPORATE STRUCTURE

2.1 NAME AND INCORPORATION

Neurochem was incorporated on June 17, 1993 under the Canada Business Corporations Act in association with Parteq Research and Development Innovations, the technology transfer office at Queen's University of Kingston, Ontario. On June 20, 2000, the Corporation amended its share capital (i) to change all of the then issued and outstanding Class "A" Shares into Common Shares and cancel the Class "A" Shares as an authorized class and (ii) to create a class of Preferred Shares, issuable in series.

2.2 INTERCORPORATE RELATIONSHIPS AND REORGANIZATION

As of May 2003, the corporate structure of the Neurochem group of companies was changed. Currently, Neurochem Inc. has an indirect wholly-owned subsidiary, Neurochem (International) Limited, a Swiss corporation. Neurochem (International) Limited is wholly-owned by Neurochem Holdings Limited, a Swiss corporation which is, in turn, wholly-owned by Neurochem Luxco II S.A.R.L., a Luxembourg corporation. Neurochem Luxco II S.A.R.L. is wholly-owned by Neurochem Luxco I S.C.S., a Luxembourg limited partnership whose sole limited partner is Neurochem Inc. and whose sole general partner is Neurochem Luxco I S.A.R.L., a Luxembourg corporation wholly-owned by Neurochem Inc. Neurochem Inc. is also the sole shareholder of Neurochem U.S. LLC, a Delaware limited liability company. All of such entities, other than Neurochem Inc., are sometimes collectively referred to in this annual information form as our "Affiliates".

ITEM 3 -- GENERAL DEVELOPMENT OF THE BUSINESS

3.1 THREE YEAR HISTORY

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders. We have three orally-administered product candidates in clinical trials and one product candidate in pre-clinical development, each targeting disorders for which there are currently no known cures.

Over the past three years, the Corporation has successfully advanced three lead drug candidates from pre-clinical to clinical trials namely, Alzhemed(TM), Fibrillex(TM), and Cerebril(TM).

     FISCAL 2003

During fiscal 2003, we transitioned our business from a research and development focused company to a product-driven company and concentrated our activities on neurological disorders. In a strategic move aimed at focusing on our core expertise, we completed a technology transfer pertaining to our Diabetes program to Innodia Inc. ("Innodia"), a company focused exclusively on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia. We also invested $500,000 in a private placement concluded by Innodia. As at June 30, 2003, we indirectly owned a 31% equity interest in Innodia. This strategy will eliminate funding requirements associated with our Diabetes program while allowing us to share in the program's economic potential as an indirect shareholder of Innodia.

CLINICAL ADVANCES:

o Our product pipeline made significant progress during the fiscal year. We completed patient recruitment for the Phase II/III clinical trial of Fibrillex(TM), our most advanced product candidate to treat Amyloid A Amyloidosis ("AA Amyloidosis"). We completed a Phase II clinical trial in respect of Alzhemed(TM), our next most advanced product candidate for the treatment of Alzheimer's Disease. We initiated a Phase II clinical trial during the year in respect of Cerebril(TM), our product candidate to treat Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy ("CAA"). We continued to advance a compound for the treatment of epileptic seizures due to Traumatic Brain Injury ("TBI") through pre-clinical testing.

o In June 2003, we reported the successful results of the Phase II clinical trial for Alzhemed(TM). Positive findings from the 12-week trial involving patients with mild-to-moderate Alzheimer's Disease showed Alzhemed(TM) to be safe and well tolerated. Alzhemed(TM) was able to change the level of amyloid in the cerebrospinal fluid ("CSF") in Alzheimer's Disease patients, an effect not seen in the placebo group. Alzhemed(TM) also demonstrated its ability to overcome the major challenge of crossing from the bloodstream to the brain through the protective blood-brain-barrier ("BBB"). Interim results also revealed that patients treated for six months on the highest dose of Alzhemed(TM) showed stable or improved cognitive function.

GRANTS AND FINANCINGS:

o In January 2003, the lead investigator for Cerebril(TM) was awarded approximately US$1 million from the National Institutes of Health.

o On July 25, 2002, we issued 2.8 million units at a price of $2.50 per unit to P.P. Luxco Holdings II S.A.R.L., a wholly-owned subsidiary of Picchio Pharma Inc. ("Picchio Pharma"). The holdings and purchases of Common Shares by Picchio Pharma through P.P. Luxco Holdings II S.A.R.L. are referred to in and for the purposes of this annual information form as being holdings and purchases of Picchio Pharma. Each unit was comprised of one Common Share and one warrant to purchase an additional Common Share at any time and from time to time within a three-year period from issuance at an exercise price of $3.13. In connection with this investment, we covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to our Board of Directors at each meeting of our shareholders called therefor. The subscription agreement provides that this obligation shall terminate on the date Picchio Pharma ceases to beneficially hold at least 15% of the outstanding Common Shares (including shares issuable upon exercise of the warrants issued to Picchio Pharma on July 25, 2002). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.

o P.P. Luxco Holdings II S.A.R.L. made an additional investment in the Corporation on February 18, 2003 when the Corporation issued 1.2 million units. Each unit was comprised of one Common Share and one warrant to purchase an additional Common Share at any time and from time to time within a three year period from issuance at an exercise price of $7.81. The disinterested shareholders of the Corporation approved, confirmed and ratified the issuance of the units at a shareholders meeting held on February 18, 2003. Shares held by Picchio Pharma and its associates were excluded from voting in respect of such issuance.

INTELLECTUAL PROPERTY PORTFOLIO:

o We were issued two additional patents covering (a) methods and compounds for inhibiting amyloid deposits and (b) phosphonocarboxylate compounds for treating amyloidosis, bringing the total to 16 patents granted worldwide.

o We filed 38 new patent applications, including 8 new cases. Overall, we have more than 150 patent applications pending in the United States, Canada and internationally.

RECENT ANNOUNCEMENTS:

o In November 2002, Dr. Francesco Bellini was appointed Chief Executive Officer, adding to his other responsibilities as Director and Chairman of the Board.

o In January 2003, we announced the appointment of Dr. Phillipe Calais as our President. The Company also appointed Mr. David Skinner as Director of Legal Affairs, General Counsel and Corporate Secretary in April 2003.

o Over the course of the year, we appointed Mr. Richard Cherney, co-managing partner of the law firm Davies Ward Phillips & Vineberg LLP and Dr. Emil Skamene, Scientific Director of the Research Institute of the McGill University Health Centre to our Board of Directors.

     FISCAL 2002

In fiscal 2002, we achieved many advances and several important milestones in our clinical and drug development programs. The highlights of such advances and milestones were as follows:

     CLINICAL ADVANCES:

o Alzhemed(TM) -- Alzheimer's Disease: We completed three Phase I clinical trials for Alzhemed(TM). In these trials, the drug candidate was shown to be safe and well tolerated at the anticipated therapeutic dose in both young and elderly volunteers. We also established an international Clinical Advisory Board ("CAB") for Alzhemed(TM) comprised of distinguished experts in the fields of Alzheimer's Disease and Neurology.

o Cerebril(TM) -- Hemorrhagic Stroke due to CAA: We put in place a CAB for Cerebril(TM), comprised of world-renowned researchers and clinicians.

o Fibrillex(TM) -- AA Amyloidosis: We received a prestigious $1.4 million grant from the Food and Drug Administration ("FDA") in the United States for the Phase II/III clinical trial for Fibrillex(TM). Orphan Medicinal Product status for the drug in Europe was also obtained, typically allowing for 10 years of market exclusivity upon commercialization. With a total of 13 submissions to regulatory authorities for Investigational New Drug ("IND") status and subsequent approvals in the U.S., Europe and Israel, we initiated the Phase II/III clinical trial and patient recruitment worldwide.

     EXTERNAL VALIDATION OF THE CORPORATION:

o We were selected by the Montreal Business Magazine as one of the top 30 Montreal-based growth companies.

     COLLABORATIVE AGREEMENTS, GRANTS AND FINANCING:

o We announced an important new collaboration with the United Kingdom-based Amersham Health (a division of Amersham PLC), for the creation of a diagnostic imaging tool for Alzheimer's Disease.

o We announced an agreement with H. Lundbeck A/S ("Lundbeck") of Denmark pursuant to which the Corporation and Lundbeck mutually agreed to terminate the Collaborative Research and License Agreement and the Corporation regained the full ownership and control of its anti-amyloid drug molecules program for Alzheimer's Disease at no cost to the Corporation.

o We entered into a collaborative agreement with the University Medical Center-Utrecht in the Netherlands for the Corporation's Diabetes Type 2 program, focusing on islet amyloid formation using the Corporation's glycosaminoglycan ("GAG") mimetic technology.

o We signed a testing and option agreement with Immtech International, Inc. ("Immtech") of Illinois for the evaluation of a new class of compounds with potential anti-amyloid activity (the "Immtech Agreement"). Under the agreement, we had an option to acquire the exclusive worldwide license to commercialize certain of Immtech's compounds in specific therapeutic areas.

o We announced an agreement with Picchio Pharma for the acquisition of 2.8 million units of the Corporation at a cost of $2.50 per unit for a total of $7 million. The transaction closed in July 2002. The units were comprised of one Common Share of the Corporation and one warrant to purchase a Common Share exercisable any time within a three-year period with a 25% premium over the issue price. Assuming the exercise of warrants, the total possible investment by Picchio Pharma under the transaction is $15.75 million. We planned to use the proceeds of the investment for working capital to advance the Corporation's pipeline of products. Dr. Francesco Bellini, O.C., chairman of Picchio Pharma, assumed the position of chairman of the Corporation.

     INTELLECTUAL PROPERTY PORTFOLIO:

o We were issued four additional patents which enhanced the Corporation's commercial and scientific assets. The patents covered: anti-epileptogenic agents (U.S. patent), methods and compositions to treat GAG-associated molecular interactions (U.S. patent), phosphonocarboxylate compounds (U.S. patent) and method for treating Amyloidosis (Mexico patent).

     RECENT ANNOUNCEMENTS:

o Unanimous recommendation was received by Neurochem's independent Data Safety Monitoring Board to advance the pivotal Phase II/III clinical trial for Fibrillex(TM), in patients suffering from AA Amyloidosis.

o Two IND applications for Phase II clinical trials took effect with the FDA in the United States, which allowed us to advance to Phase II clinical trials for Alzhemed(TM) and Cerebril(TM) in patients suffering from Alzheimer's Disease and Hemorrhagic Stroke due to CAA.

o Recruited Mr. Claude Michaud to our management team as Senior Vice-President, Finance and Chief Financial Officer.

o Appointed two new board members to our board of directors, Mr. Peter Kruyt, Vice-President, Power Corporation of Canada, and Mr. Ronald M. Nordmann, Co-President, Global Health Associates, LLC.

     FISCAL 2001

In fiscal 2001, we achieved many advances and several important milestones in our clinical and drug development programs. The highlights of such advances and milestones were as follows:

     CLINICAL ADVANCES:

o Approval in United Kingdom and several other European countries to conduct a Phase II/III clinical trial for FibrillexTM marked initiation of international study. An IND was granted in fiscal 2001 for FibrillexTM by the FDA in the United States.

o A Phase II/III clinical trial was underway for FibrillexTM in 14 sites worldwide. Patient recruitment was ongoing and clinical endpoints for the study, as well as future New Drug Application ("NDA") filing requirements agreed upon with the FDA in the United States.

o Recruitment of 12 investigational sites in the United States and Canada for a Phase II clinical trial with CerebrilTM.

     IMPORTANT RESEARCH AND DEVELOPMENT MILESTONE:

o "Proof-of-Concept" study in mice concluded for anti-amyloid compound to treat Alzheimer's Disease, triggering milestone and research support payments from Lundbeck and an equity purchase of US$2.5 million. Clinical infrastructure for a clinical Phase II trial was in place.

     EXTERNAL VALIDATION OF THE CORPORATION'S TECHNOLOGY:

o A characterization of the transgenic mouse model developed by researchers at the University of Toronto and used by the Corporation was published in the March 2001 issue of the Journal of Biological Chemistry.

o Natural Sciences and Engineering Research Council (NSERC) peer-reviewed recognition and funding ($398,600) to the Corporation's research partner, Queen's University, for the Corporation's Epilepsy collaborative program.

o A Canadian Institute for Health Research R&D grant was received for collaborative research with Dr. Paul E. Fraser from the University of Toronto for the elaboration of experimental models and therapeutic developments for Amyloid-related diseases.

     INTELLECTUAL PROPERTY PORTFOLIO:

o Our intellectual property portfolio was significantly expanded in fiscal 2001 with the filing of 16 patent applications. Five patents were granted during fiscal 2001, bringing the total to 19 patent cases. Overall we had over 75 international patent cases.

RECENT AND EXPECTED DEVELOPMENTS

     JULY -- DECEMBER 2003:

     o On September 23, 2003, we completed the initial public offering of our Common Shares in the United States and a new issue of Common Shares in Canada. In connection with this offering, the Common Shares were approved for quotation on the Nasdaq National Market ("NASDAQ") under the "NRMX" trading symbol. We offered 5 million Common Shares at a price of US$10.87 per share. The aggregate net proceeds from the offering, including the proceeds from the over-allotment option granted to the underwriters of the offering, were approximately $78.6 million (US$59 million), net of underwriting fees and commissions and issue expenses. We intend to use these proceeds to fund clinical trials of our lead product candidates, as well as to further complete pre-clinical and research and development programs. We also intend to use the proceeds for capital expenditures and the balance for working capital and general corporate purposes.

o Immtech filed certain legal proceedings with the United States District Court with respect to a dispute regarding the Immtech Agreement. While we are vigorously defending these proceedings, the parties are currently engaged in court-approved settlement discussions to explore the possibility of resolving the parties' dispute without further legal proceeding. None of the compounds involved in the dispute are relevant to our product candidates.

o In November 2003, we reported the positive results on cognitive function as measured by ADAS-cog(1) of patients suffering from mild-to-moderate Alzheimer's Disease in an open-label Phase II extension study of Alzhemed(TM). The report is based on results of the first 10 out of 33 patients in the ongoing study who had completed 9 months of treatment on the highest dose (300mg daily) of Alzhemed(TM). We expect to release additional interim data as the results from other groups of patients become available and a full report of the study by April 2004.

o We announced that we have applied for regulatory approval to change our fiscal year-end from June 30 to December 31, effective as of December 31, 2003. This step has been taken to allow us to change our fiscal period to end on the same date as most companies in our sector. The last day of our most recent financial year-end was June 30, 2003 and the last day of our transitional financial year will be December 31, 2003.

     JANUARY -- JUNE 2004:

o We intend to receive the third report by Data Safety Monitoring Board for Fibrillex(TM) in respect of the ongoing Phase II/III clinical trial.

o We expect to release a full report on the 12-month open-label Phase II extension study for Alzhemed(TM). o We expect to complete the Phase II clinical trial for Cerebril(TM) and release a report summarizing our findings. o We expect to initiate the first Phase III clinical trial for Alzhemed(TM).

ITEM 4 -- NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 GENERAL: OUR BUSINESS

A. COMPANY OVERVIEW

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders. Our strategy is to in-license early-stage products and to focus our resources on the management of clinical development and the commercialization of novel products. We design and manage the clinical trials for our product candidates which are carried out by recognized contract research organizations. We have three orally-administered product candidates in clinical trials and one product candidate in pre-clinical development, each targeting disorders for which there are currently no known cures. Because our drugs target what are known or believed to be the causes of disorders and potentially inhibit their progression, they are known as "disease modifiers".

As people age, specific types of normal proteins can change structure to become long strands called amyloid fibrils. There are at least 21 different proteins recognized as, or believed to be, causative agents of severe amyloid-related disorders. All of these proteins can change structure by binding to components of proteins known as glycosaminoglycans or "GAGs", generate amyloid fibrils and accumulate as deposits in parts of the body, including various organs such as the brain and kidneys. See "4.1 General: Our Business -- F. Our Product Technology Platforms". These amyloid deposits can kill cells and lead to organ failure. When deposits of a certain type of amyloid protein appear in the brain, they may cause Alzheimer's Disease or Hemorrhagic Stroke due to CAA. When deposits of a different type of amyloid protein appear in the kidneys, they can induce systemic disorders such as AA Amyloidosis.

Our product candidates consist of a new class of small molecules that mimic the GAGs. We call these molecules "GAG mimetics". By binding to the amyloid protein, our molecules inhibit both the formation of fibrils and the resulting toxic deposits. Fibrillex(TM), Alzhemed(TM) and Cerebril(TM), our product candidates in clinical trials, are based on our GAG mimetics technology.

In addition, our focus in neurology has led to the development of compounds to treat epileptic seizures induced by TBI. These compounds are designed to protect the brain from neuronal damage often associated with TBI.

Fibrillex(TM), our most advanced product candidate, is in a Phase II/III clinical trial. Fibrillex(TM) is designed to treat AA Amyloidosis, a systemic disorder resulting in significant illness, organ failure (particularly or the kidney, spleen and liver), and ultimately death.

Alzhemed(TM), our next most advanced product candidate, is our drug for the treatment of Alzheimer's Disease, a degenerative neurological disorder that progressively impairs a person's cognitive functions and gradually destroys the brain. We have completed a Phase II clinical trial for Alzhemed(TM) and are currently designing Phase III efficacy trials.

Cerebril(TM), our third product candidate, is designed to treat Hemorrhagic Stroke due to CAA, a fatal neurological disorder that is characterized by recurrent brain hemorrhage. Cerebril(TM) is currently in a Phase II clinical trial.

We are also conducting pre-clinical testing on a compound, NC-1461, for the treatment of epileptic seizures induced by TBI.

The following table illustrates the stage of development, the estimated date of FDA NDA filing and the patent expiration date for each of our product candidates:

                                                                                ESTIMATED
                                                                                 US NDA       PATENT
      PRODUCT CANDIDATE     TARGET DISORDER    STAGE OF DEVELOPMENT              FILING     EXPIRATION
      -----------------     ---------------    --------------------             --------    ----------

      Fibrillex(TM)         AA Amyloidosis     Phase II/III clinical trial         2005         2014
      Alzhemed(TM)          Alzheimer's        Phase III clinical trials in        2006         2016
                            Disease            design
      Cerebril(TM)          Hemorrhagic        Phase II clinical trial             2007         2016
                            Stroke due to CAA
      NC-1461               Epileptic          Pre-clinical testing                --           2018
                            seizures induced
                            by TBI


----------

(1) The actual date of NDA filing, if any, can vary widely depending on a variety of factors. There is no assurance that FDA approval will be obtained following NDA filing and there is typically a period of many months from filing to approval of a product. In addition, we may not be able to successfully commercialize our products, even if they are approved.

(2) See "4.1 General: Our Business -- H. Intellectual Property" for a more detailed discussion of our patent portfolio.

B. OUR BUSINESS STRATEGY

Our goal is to become a leading biopharmaceutical company in the development and commercialization of innovative therapeutics for neurological disorders. To achieve this goal, we are pursuing the following strategies:

TARGET UNMET MEDICAL NEEDS: Each of our product candidates addresses a disorder for which there is currently no known cure. To our knowledge, Fibrillex(TM) is the only amyloid-targeting product in advanced clinical development to treat AA Amyloidosis. Contrary to currently available Alzheimer's Disease therapies which treat only the symptoms of the disease, Alzhemed(TM) targets what is believed to be its main underlying cause. To our knowledge, Cerebril(TM) is the only product targeting the underlying cause of Hemorrhagic Stroke due to CAA and NC-1461 is a compound candidate with a novel mechanism of action targeting the underlying cause of epileptic seizures induced by TBI. We intend to continue to target opportunities in related neurological areas where medical needs are unmet.

EXPEDITE CLINICAL DEVELOPMENT: We leverage our scientific and clinical development expertise to optimize the time it takes for our product candidates to reach market. We have already successfully brought forward three product candidates to Phase II and Phase II/III clinical trials. In addition to the Phase II/III clinical trial for Fibrillex(TM), we expect to have Alzhemed(TM) and Cerebril(TM) in Phase III trials and NC-1461 in a Phase I trial during 2004.

MAXIMIZE OWNERSHIP AND CONTROL OF OUR PRODUCTS: We will continue to maximize ownership of our products throughout their development and commercialization phases by conducting clinical development and marketing activities on our own, or in partnership with others where appropriate. We intend to retain full commercialization rights for products and in markets that we can adequately exploit on our own. In cases where extensive clinical trials are required and a commercialization strategy with global reach is needed, we intend to enter into collaborative agreements with industry partners to develop and to co-market our products. The decision whether to partner with respect to the development and commercialization of our product candidates and the terms and conditions of such agreements will be product and market specific in order to maximize our economic benefits.

MAINTAIN A STAGED PRODUCT PIPELINE THROUGH INTERNAL DEVELOPMENT AND IN-LICENSING: We pursue sustained development by maintaining a portfolio of products at different stages. We intend to continue feeding our product pipeline to leverage our drug development and commercialization infrastructure over time. In addition to developing products on our own, we intend to continue to in-license lead compounds at early stages of development.

LEVERAGE MANAGEMENT'S SCIENTIFIC, PRODUCT DEVELOPMENT AND COMMERCIALIZATION
EXPERTISE: We are led by an experienced group of individuals with significant industry expertise. Dr. Francesco Bellini, O.C., Chairman and Chief Executive Officer of the Corporation, was the co-founder and former Chairman and Chief Executive Officer of Biochem Pharma Inc., an innovative biopharmaceutical company which was merged with Shire Pharmaceuticals Plc in 2001 in a transaction of approximately US$4 billion. Other members of our management team include scientists experienced in drug discovery and development, and pharmaceutical industry professionals having significant expertise in the areas of new product launches, sales and marketing and finance.

C. OUR PRODUCTS

FIBRILLEX(TM) -- OUR SOLUTION TO AA AMYLOIDOSIS

Fibrillex(TM) is our product candidate for the treatment of AA Amyloidosis. AA Amyloidosis is a chronic, systemic disorder characterized by the over-expression of Serum Amyloid A ("SAA"), a protein found in the blood that is produced in response to inflammation. SAA is a precursor to an amyloid protein known as the AA protein. In AA Amyloidosis, the AA protein forms fibrils that accumulate in the kidney, spleen, liver and other internal organs, compromising their function. AA Amyloidosis results from certain chronic inflammatory diseases, such as Rheumatoid Arthritis and Inflammatory Bowel Disease, certain chronic infections such as Tuberculosis, and from a genetic disease named Familial Mediterranean Fever. As AA Amyloidosis progresses, it results in serious illness, organ failure (particularly of the kidney, spleen and liver), and ultimately death. There is at present no known cure for the disorder, and patients with AA Amyloidosis normally have a life expectancy of five to 15 years. It is estimated that approximately 270,000 patients suffer from AA Amyloidosis in industrialized areas and countries, including North America, Europe and Japan.

OUR PRODUCT

Fibrillex(TM), our most advanced product candidate, is in a two-year Phase II/III clinical trial. We have received a grant from the FDA of approximately US$900,000 for this Phase II/III trial, which is designed to investigate the safety and efficacy of Fibrillex(TM) in 183 patients suffering from AA Amyloidosis at 27 sites across the United States, Europe and Israel. To our knowledge, Fibrillex(TM) is the first amyloid-targeting drug candidate to undergo advanced clinical testing for AA Amyloidosis. The Phase II/III clinical trial completed patient enrolment in January 2003 and is expected to be completed in January 2005. All patients who complete the Phase II/III clinical trial are invited to join an open-label extension study and receive Fibrillex(TM) for an additional two year period. No safety issues have been reported to us by the independent Data Safety Monitoring Board we have established to monitor the safety of patients during the trial.

Fibrillex(TM) is a small molecule that was selected to compete with naturally occurring GAGs for binding sites on the AA protein. Animal studies have shown that Fibrillex(TM) inhibits amyloid deposition in tissues by binding to the AA protein.

To date, the safety, tolerability and pharmacokinetic profiles of Fibrillex(TM) have been investigated in four Phase I studies in either healthy adult volunteers or volunteers with renal impairment due to non-amyloid-related diseases. Fibrillex(TM) was well tolerated in these studies, and no major adverse events were reported. Fibrillex(TM) exhibited a well-characterized pharmacokinetic profile in both subject groups. In pre-clinical trials, Fibrillex(TM) was shown to be an effective and potent inhibitor of amyloid fibril formation and amyloid deposition in the affected organs and to be specific for the AA protein.

CURRENT THERAPEUTIC ALTERNATIVES

There is, at the present time, no known cure for AA Amyloidosis. Current therapies attempt to control the chronic infection or inflammatory disease which leads to the disorder. It is thought that treatment that suppresses the inflammation or infection will also decrease the production of SAA and will slow the progression of the disorders. Historically, efficient anti-inflammatory or immunosuppressor treatments have been shown to suppress or halt the development of AA Amyloidosis in some patients with Rheumatoid Arthritis. Patients with severe Rheumatoid Arthritis are currently being treated through a new anti-cytokine therapy (e.g. Remicade(TM) by Centocor, Inc., Enbrel(TM) by Wyeth and Amgen Inc.) to minimize the inflammatory response characteristic of Rheumatoid Arthritis. These new therapies might have an impact on the onset and progression of AA Amyloidosis by partly controlling the production of the precursor protein SAA. However, scientific and clinical reports on the benefits of such new therapies for the treatment of AA Amyloidosis are not yet available.

Several studies have demonstrated improved renal function in patients with rheumatic conditions complicated by AA Amyloidosis following treatment with alkylating agents. Regression of amyloid deposits has been documented in patients with chronic infections following successful surgical excision (for example, excision of bone in osteomyelitis). In AA Amyloidosis associated with Familial Mediterranean Fever, treatment with colchinine has shown some beneficial effects. In addition, an injectable compound is being tested by the Centre for Amyloidosis and Acute Phase Proteins, Department of Medicine, Royal Free and University College Medical School, London.

Consequently, while there are a variety of therapeutic alternatives being investigated, none has been shown to be a safe and effective curative treatment for AA Amyloidosis.

ALZHEMED(TM) -- OUR SOLUTION TO ALZHEIMER'S DISEASE

Alzhemed(TM) is our product candidate for Alzheimer's Disease. According to the American Alzheimer's Association, it is estimated that over four million North Americans are currently afflicted with Alzheimer's Disease. Alzheimer's Disease is reported to be the third most expensive disease in terms of health care cost in the United States, behind heart disease and cancer. The patient population is expected to grow significantly over the next decade, primarily due to an increasing elderly population. In addition, the combination of awareness campaigns and the anticipated introduction of a number of diagnostic products is expected to markedly increase the total number of estimated cases, as previously undiagnosed patients are confirmed and the disease is detected at an earlier stage and age.

Alzheimer's Disease is a degenerative neurological disease that progressively impairs a person's cognitive functions and gradually destroys the brain. There is no cure currently available for Alzheimer's Disease, and existing drugs only treat symptoms such as cognitive function deficit. In its early stages, Alzheimer's Disease may cause only minor incidences of memory loss or forgetfulness. However, as it progresses, the symptoms multiply and intensify and the patient experiences the deterioration of both cognitive and motor functions, leading ultimately to death within an average of seven to 10 years. Although popularly perceived as a disease associated with old age, Alzheimer's Disease is increasingly being diagnosed in individuals in their 50s and 60s.

The pathogenesis of Alzheimer's Disease is still somewhat ill-defined. It is now well recognized in published scientific material that, although there is an early onset form of the disease that is genetically inherited, the vast majority of cases have no known genetic cause and occur later in life. However, common to all cases of Alzheimer's Disease is the deposition of amyloid fibrils in the brain. These fibrils result when the Amyloid (beta) protein ("A(beta)"), interacts with naturally occurring GAGs. We have therefore chosen to pursue an amyloid-based approach in developing a treatment for Alzheimer's Disease.

OUR PRODUCT

Alzhemed(TM) is designed to prevent the onset of Alzheimer's Disease in genetically pre-disposed individuals as well as to stop the progression of the disease in symptomatic patients. We are currently designing Phase III efficacy trials for Alzhemed(TM) which are scheduled to begin in the spring of 2004. The trials will be large multi-center, international, randomized, double-blind, placebo-controlled and parallel group studies that will include approximately 1,200 patients with mild-to-moderate Alzheimer's Disease. It is anticipated that patients will be treated for 12 to 18 months. The effects of Alzhemed(TM) on disease progression will be measured through cognitive function and global performance tests. The clinical study protocols are being developed in collaboration with our Alzhemed(TM) Clinical Advisory Board and the regulatory authorities.

Alzhemed(TM) is a small molecule that binds to soluble non-fibrillar A(beta) and prevents it from interacting with naturally occurring GAGs. By inhibiting the binding of GAGs to A(beta), Alzhemed(TM) can prevent the A(beta) protein from assuming its fibrillar structure, thus preventing amyloid deposition in brain tissue and the associated toxicity and neuronal damage. Alzhemed(TM) has been shown to decrease amyloid deposition and to favor A(beta) clearance from the brain in an animal model of Alzheimer's Disease.

In order to be effective, Alzhemed(TM) must overcome the challenge of crossing from the blood to the brain through the protective BBB . Alzhemed(TM) has been found to be present in both the brain of animals and in the CSF of humans participating in our trials, suggesting that Alzhemed(TM) has the ability to cross the BBB. The in vivo brain pharmacokinetic profile obtained in two animal species showed brain uptake of the drug with a half-life in the brain which is markedly longer than that found in plasma.

Our Alzhemed(TM) Phase II clinical study, which concluded in March 2003 and the results of which were released in June 2003, primarily investigated the safety, tolerability, pharmacokinetic and pharmacodynamic profiles of Alzhemed(TM) over a 12-week period in patients with mild-to-moderate Alzheimer's Disease. There were no safety findings of concern in the Phase II clinical trial. Alzhemed(TM) was detected in CSF, indicating an ability to cross the BBB. As secondary objectives, the trial evaluated, on an exploratory basis, the effect of Alzhemed(TM) on amyloid protein levels in CSF and on the cognitive function of the Alzheimer's Disease patients participating in the study. Alzhemed(TM) was found, after 12 weeks of use, to decrease the level of A(beta)42 (the more fibrillogenic form of the two A(beta) proteins) in CSF. A nine-month open-label extension study was initiated in January of 2003, with patients invited to join the extension study as they completed the Phase II trial. The results of the highest dose group in standard cognitive tests at six months were consistent with a stabilizing effect of Alzhemed(TM) on cognitive function.

We have completed four Phase I clinical studies to assess the safety, tolerability and pharmacokinetic profiles of Alzhemed(TM) (and Cerebril(TM), being the same compound as Alzhemed(TM)) in 117 healthy volunteers (including 37 elderly persons). Alzhemed(TM) has also undergone extensive toxicology and pharmacokinetic investigations in two animal species. In these studies, no safety findings of concern were found and Alzhemed(TM)'s pharmacokinetic profile was well characterized.

CURRENT THERAPEUTIC ALTERNATIVES

None of the existing treatments for Alzheimer's Disease is curative. Patients with the disease are treated with drugs which target only its symptoms. These drugs enhance patients' cognitive functions and general behavior for a certain period of time but do not stop the progression of the disease.

Patients with Alzheimer's Disease are usually treated with drugs designed to improve their cognitive function using compounds which maintain a higher concentration of a specific neurotransmitter (acetylcholine) which results in improved cognitive function and behavior. The most prescribed drugs in this category are Aricept(TM) (Pfizer Inc./Eisai Company, Ltd.), Exelon(TM) (Novartis
AG), Reminyl(TM) (Shire Pharmaceuticals Group Plc and Janssen Pharmaceutica Products, L.P.) and Memantine(TM) (Merz Pharma GmbH & Co. KgaA). Another drug, Memantine(TM), which targets another neurotransmitter system, brings temporary benefits to patients with moderate-to-severe Alzheimer's Disease.

Several pharmaceutical companies have drug development efforts aimed at the development of drugs to stop the progression of Alzheimer's Disease. The majority of these programs target different aspects of the amyloid protein. The different strategies consist in stopping the production of A(beta), blocking the fibril formation or clearing the deposits from the brain. The major companies working on an amyloid-based therapeutic approach are Merck & Co., Bristol-Myer Squibb Company, Prana Biotechnology Limited, Axonyx Inc., Praecis Pharmaceuticals Incorporated, Eunoe Incorporated, GlaxoSmithKline plc and Elan Corporation, plc. However, to our knowledge, Alzhemed(TM) is the only orally-administered disease modifying product candidate with preliminary human proof-of-concept scheduled to enter Phase III clinical trials.

CEREBRIL(TM) -- OUR SOLUTION TO HEMORRHAGIC STROKE DUE TO CAA

Cerebril(TM) is our product candidate to treat Hemorrhagic Stroke due to CAA. Hemorrhagic Stroke due to CAA is a syndrome of recurrent strokes caused by amyloid deposits that cause blood vessels in the brain to rupture or otherwise malfunction. This type of stroke represents approximately seven percent of all strokes, with the incidence increasing as the population ages. It is typically diagnosed in patients aged 55 years or older with multiple hemorrhages confined to lobar brain regions and no other cause of hemorrhage. CAA can appear alone in some patients and is also a common pathology found in 50% or more of patients with Alzheimer's Disease. Approximately five percent of patients with Alzheimer's Disease experience Hemorrhagic Stroke due to CAA. It is estimated that approximately 135,000 patients suffer from Hemorrhagic Stroke due to CAA each year (either alone or in association with Alzheimer's Disease).

Hemorrhagic Stroke due to CAA remains a largely untreated disorder which is often undiagnosed unless it is confirmed by an autopsy. It ranges in severity from asymptomatic amyloid deposition in otherwise normal cerebral vessels to lobar hemorrhages resulting from progressive invasion of the vascular wall by amyloid fibrils. Seventy percent (70%) to 80% of lobar hemorrhages are not fatal in their first occurrence, providing the opportunity for therapeutic intervention. However, recurrent lobar hemorrhages are frequent and are often fatal within just a few years.

OUR PRODUCT

Cerebril(TM) is designed to prevent the recurrence of Hemorrhagic Stroke due to CAA by reducing the deposit of amyloid fibrils within the microvasculature of the brain. The active ingredient in Cerebril(TM) is the same compound, and Cerebril(TM) has the same properties, as Alzhemed(TM).

Cerebril(TM) is currently being studied in a Phase II clinical trial for which our lead investigator, Dr. Steven M. Greenberg of Massachusetts General Hospital in Boston has been awarded a grant of approximately US$1 million from the National Institute of Health. Enrollment was completed in October 2003 and the trial is being conducted in five centers in the United States. The study involves a 12-week treatment and is primarily investigating the safety, tolerability, pharmacokinetic and pharmacodynamic profiles of the product candidate in 24 patients who have suffered a lobar hemorrhage. The Phase II study also aims to determine the optimal dosing regimens for subsequent efficacy trials. Secondary objectives include assessing the effect of Cerebril(TM) on neurological function and the occurrence of new lesions detectable by MRI. An independent Data Safety Monitoring Board has been established to monitor the safety of patients throughout the duration of the study. The first meeting of our Data Safety Monitoring Board for Cerebril(TM) was held after the first eight patients had completed two weeks of treatment, and no safety findings of concern were reported to us.

Cerebril(TM) has been found to markedly reduce CAA in an animal model. Cerebril(TM), being the same compound as Alzhemed(TM), has undergone comprehensive pre-clinical and clinical trials. See "Alzhemed(TM) -- Our solution to Alzheimer's Disease".

CURRENT THERAPEUTIC ALTERNATIVES

No effective therapy has yet been developed for Hemorrhagic Stroke due to CAA. Patients experiencing Hemorrhagic Stroke due to CAA are currently offered palliative therapies which are not directed at treating the disorder. To our knowledge, no specific treatment aimed at preventing the recurrence of Hemorrhagic Stroke due to CAA through the inhibition of amyloid fibril formation and deposition is available.

Novartis AG, Aventis and Pfizer Inc. have reported work done in research in CAA, mostly using animal models where CAA has been observed, but to our knowledge none has identified a specific treatment approach to the disorder or advanced to a pre-clinical stage of development.

NC-1461 -- OUR SOLUTION TO EPILEPTIC SEIZURES DUE TO TBI

We have identified a series of compounds, of which NC-1461 is the lead candidate, to prevent epileptic seizures due to TBI.

In the United States, approximately 1.5 million people sustain a TBI each year. TBI causes severe damage to the brain with internal bleeding, inflammation and neuronal cell death. TBI can lead very early on to an imbalance between the activities of two specialized types of neuronal cells. This imbalance is due to the uncontrolled up-regulation of excitatory neurons, coupled with a strong down-regulation of inhibitory neurons. The imbalance leads to an uncontrolled electrical discharge which manifests itself as an epileptic seizure. Approximately 13% of patients who have had a TBI will start experiencing epileptic seizures 12 to 18 months following their injury. The brain tissue which is damaged as a result of TBI and which exhibits the neurological imbalance is called an "epileptic focus" and the process is referred to as "epileptogenesis".

Since it is impossible to identify patients with a TBI who will develop epileptic seizures, all patients who have suffered a TBI would benefit from treatment early on following the injury to prevent the later development of seizures.

OUR PRODUCTS

In collaboration with Queen's University of Kingston, Ontario, we have identified a series of compounds, of which the lead candidate is NC-1461, that we are developing as a treatment for patients at risk of developing epileptic seizures following a TBI. NC-1461 has been shown to cross the BBB and to have anti-epileptogenic activity in an animal model of spontaneous recurrent seizures following chemically-induced brain injury.

Our compounds are designed to have dual action to: (i) bring down the activity of the excitatory neurons while (ii) increasing the activity of the inhibitory neurons. To achieve such an activity profile, the molecules need to act at the level of both the excitatory and inhibitory responses. This type of activity profile (although weak) has already been observed with (beta)-alanines. A series of (beta)-alanine analogs was therefore developed to identify compounds which would possess this activity profile and be able to maintain normal neuronal electrical activities early-on following a TBI, therefore preventing the establishment of epileptic foci. In pre-clinical studies, NC-1461 has indicated a potential for a dual mechanism of action. Promising results have also been achieved in animal models of epileptogenesis.

CURRENT THERAPEUTIC ALTERNATIVES

Presently, no treatment is available to TBI patients to prevent the establishment of the epileptic foci and the resulting onset of epileptic seizures. Drugs currently on the market aim only at preventing the onset epileptic seizures. None of these anti-convulsant drugs has been shown to prevent or treat the neurological damage resulting from TBI which leads to the development of epileptic foci and the resulting seizures.

Although several pharmaceutical companies are focusing on developing more effective therapeutics to treat epileptic seizures, we are not aware of any other company developing a therapy based on compounds with dual activity or with the same mechanism of action as our compounds. NeuroSearch A/S of Denmark has reported anti-epileptogenic activity with a compound which is presently in a Phase II trial for the treatment of seizures in patients already suffering from Epilepsy. UCB Pharma SA of Belgium has also reported anti-epileptogenic activity with a compound presently in Phase I trials which is being developed as an anti-convulsant drug.

D. SALES AND MARKETING

We intend to pursue different commercialization strategies for our products in different parts of the world. We intend to retain full commercialization rights for products in markets that we can adequately exploit on our own. In other markets, we intend to partner with third parties through collaborative arrangements, including co-marketing agreements. In addition, in various designated markets, we intend to enter into out-licensing arrangements.

FIBRILLEX(TM): Because AA Amyloidosis is a disorder affecting a specific patient population and treated by a well-defined pool of specialists, we intend to develop and deploy our own sales and marketing force for the commercialization of Fibrillex(TM) in North America. We intend to partner for distribution in Europe in order to take advantage of local commercialization expertise while maximizing ownership for our products, and to out-license in the Japanese market due to regulatory requirements there. We intend to capitalize on any benefits which result from Fibrillex(TM) having been granted Orphan Drug status in the United States and its equivalent in Europe.

ALZHEMED(TM): Alzheimer's Disease is characterized by a large and growing patient population and a broad prescriber base composed of general practitioners, internists and specialists. We therefore intend to partner with a leading pharmaceutical company possessing a global marketing and commercial network for the commercialization, marketing and sale of Alzhemed(TM).

CEREBRIL(TM): Cerebril(TM) targets a small and well-defined population primarily treated by a relatively small group of specialists. Therefore, our commercialization strategy for Cerebril(TM) is similar to our strategy for Fibrillex(TM). Cerebril(TM) will require targeted sales efforts and will provide us with the opportunity to expand our anticipated Fibrillex(TM) sales force in North America, while seeking a distribution partner in Europe and an out-license arrangement in Japan. Since Cerebril(TM) and Alzhemed(TM) are made up of the same compound, potential commercialization synergies between the two products will be evaluated as we explore partnership arrangements for Alzhemed(TM).

E. OTHER PRODUCT CANDIDATES

In addition to our ongoing clinical work, we have an active research and development program aimed at feeding our product pipeline.

SECOND GENERATION ANTI-AMYLOID COMPOUNDS

Know-how acquired through the development of Alzhemed(TM) has led to the design and synthesis of a second generation of anti-amyloid compounds based on our GAG mimetics technology. The compounds present, both in vitro and in vivo, a promising anti-amyloid activity profile. We have already conducted preliminary studies on approximately 200 of these compounds.

VACCINE

Our approach to Alzheimer's Disease has been to focus on targeting the A(beta) protein before it organizes into fibrils and causes neuronal damage. One approach to block the development of Alzheimer's Disease is to prevent the damage caused by A(beta) by intervening early using a vaccine strategy. Our vaccine approach consists of a modified A(beta) peptide to induce an immune response which targets soluble A(beta) (prior to any structural change which leads to fibril formation).

Preliminary in vivo studies have shown promising results where immune recognition of soluble A(beta) reduces brain amyloid protein levels but does not attack fibrillar deposits, thereby minimizing the risk of brain inflammation.

LIBRARY OF PRODUCT CANDIDATES

To date, we have produced a library of potential product candidates of over 2,000 molecules through traditional organic chemistry. The library comprises several different classes of potential pharmacophores, sulfates, sulphonates, phosphonates, carboxylates and a number of other functional groups, all of which address amyloid proteins. In addition, we have access to compound libraries through alliances, collaborations and commercial arrangements.

Through our portfolio of in vitro and in vivo screening assays, we have identified lead drug molecules with potent anti-amyloid activity, the most promising of which are undergoing further research and development.

F. OUR PRODUCT TECHNOLOGY PLATFORMS

GAG MIMETICS FOR AMYLOID-RELATED DISORDERS

Our therapeutic approach to amyloid-related disorders aims at preventing the onset and arresting the progression of the targeted disorders. We have identified small molecules which can inhibit the formation of amyloid deposits and thereby prevent amyloid-induced toxicity.

A variety of neurological as well as systemic disorders are mediated by a class of proteins known as amyloids. Amyloids are naturally occurring proteins found in the central nervous system, the blood and elsewhere in the body. To date, at least 21 different unrelated proteins have been found to be capable of changing structure, depositing in different tissues and causing different types of amyloid diseases. During amyloid fibril formation, the amyloid protein associates with other proteins, such as GAGs, which bind to the amyloid protein, promote fibril formation and protect the fibrils from being degraded by enzymes. Our molecules, designed to mimic GAGs and therefore called "GAG mimetics", attach to the amyloid protein and inhibit the development of amyloid deposits and associated toxicity.

The first of the following diagrams illustrates the interaction between GAGs and an amyloid protein during the process of fibril formation. The next diagram shows how our GAG mimetics can block the amyloid fibril formation process. By binding to the amyloid protein, our molecules can prevent the natural GAGs from binding to the amyloid protein, preventing the promotion of amyloid fibril formation. We believe that our GAG mimetic approach presents an effective therapeutic intervention which may ultimately either be combined with or replace other approaches which treat only the symptoms of the disorders we are targeting.

WITHOUT GAG MIMETICS

[PHOTO]

The amyloid fibril formation and associated elongation of the fibrils is modulated by the presence of GAGs. The GAGs are involved in promoting amyloid fibril formation and its interaction with cells.

WITH GAG MIMETICS

[PHOTO]

Our compounds act as mimetics and target GAG binding sites on the amyloid protein. In this capacity, they compete with natural GAGs which results in interference with amyloid fibril formation and prevention of cellular toxicity which damages the surrounding cells.

DUAL ACTION ANTI-EPILEPTOGENICS

Our drug design aims at correcting the neurotransmitter imbalance created early on following a TBI using compounds capable of dual action: (i) bringing down the activity of the excitatory neurons and (ii) up-regulating the activity of the inhibitory neurons, thereby restoring the natural balance.

We have developed and synthesized a library of approximately 300 (beta)-alanine analogs which demonstrate this dual activity. In addition, we are evaluating the anti-epileptogenic and anti-convulsion activities of a small library of uracil and dihydrouracil compounds. In in vivo and in vitro experiments, we have found that these compounds (which may get metabolized into (beta)-alanine analogs in vivo) are capable of (i) preventing the development of epileptogenesis following a TBI or (ii) blocking the onset of epileptic seizures. We believe that such an activity profile is unique to our compounds and may lead to the development of therapeutics addressing both epileptogenesis and the control of epileptic seizures.

G. IMPORTANCE OF IDENTIFIABLE INTANGIBLE PROPERTIES

RESEARCH ALLIANCES, LICENSE AGREEMENTS AND GOVERNMENT FUNDING AGREEMENTS

We have entered into research alliances, licensing agreements and services agreements with Queen's University (Kingston, Ontario, Canada); University of Montreal -- Ste. Justine Hospital (Montreal, Quebec, Canada) and the National Research Council of Canada with respect to amyloid and Epilepsy research, testing in animal models for epileptic seizures due to TBI and developing techniques to permit measurement of A(beta) protein, respectively.

In addition, we have entered into an agreement with Technology Partnerships Canada ("TPC") regarding financial assistance to be provided by the Government of Canada for the development of one or more oral therapeutic products for the treatment of Alzheimer's Disease. To date, we have received approximately $6.7 million under this agreement and we will pay to TPC a royalty equal to 7.24% of gross revenues from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's Disease until June 30, 2010. After June 30, 2010, we may have to continue to pay royalties to TPC until such time as the aggregate amount of royalties paid pursuant to the agreement reaches $20.5 million.

H. INTELLECTUAL PROPERTY

We, and the pharmaceutical industry in general, attach significant importance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, our success depends, in part, on our ability to obtain patents or rights thereto, protect our commercial secrets and carry on our activities without infringing the rights of third parties. Our strategic approach is to build a portfolio which provides broad protection of our technology, as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas. We have established internal mechanisms for developing strategy and identifying patentable technology, including a patent committee and frequent status reports from our scientific personnel. We have filed for patent protection on our novel compositions, methods of therapy, screening assays for identifying new lead drug candidates, and diagnostic procedures. We generally seek to protect our proprietary treatment methods and drug discovery techniques by filing patent applications unless we believe that keeping an invention as a trade secret is preferable. In addition, it is our policy to require our employees, consultants, members of the scientific advisory boards and parties to collaborative agreements to enter into agreements which typically provide (among other things) that specified information obtained or developed during the relationship remain confidential and that work product belongs to us.

We currently hold rights to a number of patents and patent applications in the United States and Canada relating to our technology, as well as foreign counterparts for many of these patents and patent applications. A number of these patents and patent applications were filed by Queen's University and licensed to us. Other patents and patent applications are co-owned by Queen's University and us or by us and the University of British Columbia. A number of other patents and patent applications were filed by us. With respect to our product candidates and product pipeline, our patent portfolio is continually expanding, focusing on our commercialization and clinical efforts.

We are a party to license agreements under which we have obtained rights to use certain technologies to develop our product candidates. The licenses to which we are a party impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations on us and are subject to certain reservations of rights.

The following sets forth the status of our trademarks and trademark applications for our product candidates:


TRADEMARK                COUNTRY           STATUS
---------                -------           ------
Fibrillex(TM)........    Canada            Allowed
Fibrillex(TM)........    United States     Pending
Fibrillex(TM)........    Germany           Allowed
Fibrillex(TM)........    Spain             Allowed
Fibrillex(TM)........    Japan             Pending
Alzhemed(TM).........    Canada            Allowed
Alzhemed(TM).........    United States     Pending
Cerebril(TM).........    Canada            Pending
Cerebril(TM).........    United States     Pending
Neuroxil(TM).........    Canada            Allowed


Alza Corporation of California has filed an opposition to our registration of the trademark AlzhemedTM in the United States.

All of our intellectual property, with the exception of the commercialization rights of our products in Canada and the applications for our Canadian trademarks (which are owned by Neurochem Inc.), is owned by Neurochem (International) Limited, a Swiss corporation and an indirect wholly-owned subsidiary of Neurochem Inc. See "2.2 Corporate Structure -- Intercorporate Relationships".

I. HUMAN RESOURCES

We currently employ 110 people, of which the majority are involved in drug development and of which 42 are scientists with Ph.D or M.Sc degrees. Of these scientists, 28 have Ph.D. degrees and the remaining 14 have M.Sc. degrees.

ITEM 5 -- SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 ANNUAL INFORMATION

The following table sets forth selected consolidated financial data for the last three fiscal years of the Corporation and should be read in conjunction with the audited financial statements of the Corporation for the years ended June 30, 2003, 2002 and 2001.



                                                                  Year Ended
                                 ---------------------------------------------------------------------------
                                  June 30, 2003                  June 30, 2002                 June 30, 2001
                                 --------------                  -------------                 -------------
                                        $                              $                             $
                                           (in thousands of dollars, except for earnings per share)

Revenues(1)                               Nil                           2,271                         6,370
Net earnings (loss)                   (19,618)                        (13,475)                       (2,687)
     per share                          (0.90)                          (0.75)                        (0.15)
Total assets                           31,160                          32,733                        43,703
Long-term debt                            633                           1,044                           168


----------

(1) Comparative figures have been adjusted to conform to the presentation adopted in the Corporation's financial statements for the fiscal year ended June 30, 2003.

5.2 DIVIDENDS

We have not declared any dividends since our incorporation. Any future determination to pay dividends will remain at the discretion of our Board of Directors and will depend on our financial condition, results of operation, capital requirements and such other factors as our Board of Directors deems relevant.

ITEM 6 -- MANAGEMENT'S DISCUSSION AND ANALYSIS

The "Management's Discussion and Analysis" on pages 1 through 7 of the 2003 Consolidated Annual Financial Statements of the Corporation, included in the Corporation's 2003 Annual Report, is incorporated herein by reference.

6.1 QUARTERLY INFORMATION

The following table sets forth selected consolidated financial data for the last eight quarters of the Corporation.

                                                                 Year Ended
                        ----------------------------------------------------------------------------------------------
                                             2003                                           2002
                        --------------------------------------------     ---------------------------------------------
                            Q1          Q2         Q3          Q4         Q1          Q2          Q3          Q4
                            $           $           $          $           $          $           $           $
                                          (in thousands of dollars, except for earnings per share)
Revenues                      Nil         Nil        Nil         Nil      1,116       1,155         Nil        Nil
Net earnings (loss)        (3,962)     (6,577)    (5,609)     (3,470)    (1,660)     (2,844)     (4,277)    (4,694)
     per share              (0.20)      (0.31)     (0.25)      (0.15)     (0.09)      (0.16)      (0.24)     (0.26)
     diluted                (0.20)      (0.31)     (0.25)      (0.15)     (0.09)      (0.16)      (0.24)     (0.26)


ITEM 7 -- MARKET FOR SECURITIES

Our Common Shares are listed on The Toronto Stock Exchange since June 21, 2000 under the symbol "NRM", and quoted on the NASDAQ since September 18, 2003 under the symbol "NRMX".

ITEM 8 -- DIRECTORS AND OFFICERS

The following table lists our directors and executive officers. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Corporation.



NAME AND MUNICIPALITY OF                                                                           YEAR FIRST
RESIDENCE                          PRINCIPAL OCCUPATION                    OFFICE                  BECAME A DIRECTOR
-------------------------          --------------------                    ------                  ------------------

Dr. Francesco Bellini,             Chairman and Chief Executive            Chairman of the         2002
O.C.(1),(2),(3).................   Officer(4)                              Board, Chief
Montreal, Quebec                                                           Executive Officer and
                                                                           Director

Dr. Colin Bier(1),(2),(5).......   Consultant                              Director                1996
Montreal, Quebec

Richard Cherney(6)..............   Co-Managing Partner, Davies Ward        Director                2003
Montreal, Quebec                   Phillips & Vineberg LLP
                                   (a law firm)

Michael Du Cros(6)..............   Consultant(7)                           Director                1994
Boston, Massachusetts

Peter Kruyt(3),(8)..............   Vice President, Power Corporation of    Director                2002
Montreal, Quebec                   Canada (a diversified management and
                                   holding company)

Dr. Louis R. Lamontagne(5),(6)..   President, Painceptor Pharma Inc. (an   Director                1995
Ottawa, Ontario                    early stage biopharmaceutical
                                   company)(9)

John Molloy(8)..................   President and Chief Executive Officer,  Director                1994
Kingston, Ontario                  Parteq Research and Development
                                   Innovations, Queen's University (a
                                   university technology transfer
                                   organization)

Ronald M. Nordmann(1),(2),(3),     Co-President, Global Health Associates, Director                2002
(8).............................   LLC (a consulting company to the
Little Falls, New Jersey           healthcare and financial services
                                   industries)(10)

Dr. Emil Skamene(5).............   Scientific Director, Research           Director                2002
Montreal, Quebec                   Institute of the McGill University
                                   Health Centre (an academic health
                                   centre)


NAME AND MUNICIPALITY OF                                                                           YEAR FIRST
RESIDENCE                          PRINCIPAL OCCUPATION                    OFFICE                  BECAME A DIRECTOR
-------------------------          --------------------                    ------                  ------------------

Dr. Philippe Calais.............   President(11)                           President               --
St-Lazare, Quebec

Claude Michaud..................   Senior Vice-President, Finance          Senior Vice-President   --
Montreal, Quebec                   and Chief Financial Officer(12)         Finance and Chief
                                                                           Financial Officer

Dr. Denis Garceau...............   Vice-President, Drug Development        Vice-President, Drug    --
Montreal, Quebec                                                           Development

Dr. Francine Gervais............   Vice-President, Research and            Vice-President,         --
Montreal, Quebec                   Development                             Research and Development

Dr. Lise Hebert.................   Vice-President, Corporate               Vice-President,         --
Montreal, Quebec                   Communications(13)                      Corporate
                                                                           Communications

David Skinner...................   Director of Legal Affairs, General      Director of Legal       --
Montreal, Quebec                   Counsel and Corporate Secretary(14)     Affairs, General
                                                                           Counsel and Corporate
                                                                           Secretary

NOTES:

(1)  Member of the Compensation Committee.

(2)  Member of the Nominating Committee.

(3) Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma Inc. to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.

(4) Prior to his appointment as Chief Executive Officer of the Corporation on December 11, 2002, Dr. Bellini's principal occupation was Chairman of Picchio Pharma, a biopharmaceutical investment company, a position he continues to hold. Prior to 2001, Dr. Bellini was Chairman and Chief Executive Officer of Biochem Pharma Inc. (now Shire Biochem Inc.), a biopharmaceutical company which he co-founded in 1986.

(5)  Member of the Technical Committee.

(6)  Member of the Corporate Governance Committee.

(7) Prior to 1999, Mr. Du Cros was a partner at Atlas Venture II and a general partner at Aspen Venture Partners L.P., both venture capital funds focusing on healthcare and high-technology investments.

(8)  Member of the Audit Committee.

(9) Dr. Lamontagne was President and Chief Executive Officer of the Corporation until December 11, 2002, then acted as a consultant to the Corporation prior to occupying his present functions.


(10) From 1994 to 1999, Mr. Nordmann was a partner at Deerfield Management Inc., a healthcare equity fund.

(11) Prior to January 2003, Dr. Calais was General Manager at Servier Canada Inc., part of the French private pharmaceutical group.

(12) Prior to 2002, Mr. Michaud was Vice-President and Chief Financial Officer of C-Mac Industries Inc., a global electronic manufacturing services company, and prior to 2001, was Managing Director, Investment Banking at Scotia Capital Inc., a Canadian investment bank.

(13) Dr. Hebert was promoted to Vice-President, Corporate Communications on December 12, 2002. Prior to that date, she was Director, Communications and Investor Relations.

(14) Prior to April 2003, Mr. Skinner served as Commercial Counsel and Deputy to the Director of Commercial and Legal Affairs in the London, England office of Antfactory Limited, a global venture capital firm. Mr. Skinner also served in the corporate commercial departments of the law firms Freshfields Bruckhaus Deringer in London, England and Stikeman Elliott in Montreal, Budapest and London.

In our management proxy circular dated October 30, 2003, all of the above listed directors were nominated by management for election as directors, except for Mr. Michael Du Cros and Dr. Louis R. Lamontagne. Management also proposed the additional nomination of Dr. Frederick H. Lowy, of Montreal, Quebec, and Mr. Graeme K. Rutledge of Perth, Ontario, as directors.

As of November 14, 2003, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately seven million (7,000,000) of the Common Shares outstanding.1

The following is a description of the current committees of the Board:

COMMITTEES OF THE BOARD

Audit Committee

The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation's financial statements, financial reporting process, system of internal controls over financial reporting, and audit process, (ii) the Corporation's compliance with, and process for monitoring compliance with, legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the independent auditors. The current members of the Audit Committee are Messrs. Peter Kruyt (chair), John Molloy and Ronald M. Nordmann.

Under the listing requirements of NASDAQ, no director who is not independent, and is a current employee or an immediate family member of such employee, may be appointed to the audit committee of a company. Mr. Molloy is not independent under these listing requirements, as he is the President and Chief Executive Officer of Parteq Research and Development Innovations, Queen's University ("Parteq"), a university technology transfer organization to which the Corporation made payments that have exceeded 5% of Parteq's consolidated gross revenues for at least one year in at least one of the past three years. However, in accordance with the NASDAQ listing requirements, the Board has resolved that the continued membership of Mr. Molloy on the Audit Committee is required in the best interests of the Corporation and its shareholders because of his knowledge of the Corporation and experience in such matters.

Compensation Committee

The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation's employees, including executive officers and directors and making recommendations to the Board with respect to such compensation arrangements, as well making recommendations to the Board with respect to the Corporation's incentive compensation plans and equity-based plans and to oversee succession planning. The Compensation Committee is also responsible for preparing an annual report on executive compensation for purposes of disclosure to shareholders. The current members of the Compensation Committee are Drs. Colin Bier (chair), Francesco Bellini, O.C. and Mr. Ronald M. Nordmann.

Corporate Governance Committee

The mandate of the Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation's system of corporate governance, before such disclosure is submitted to the Board for its approval. In addition, the Corporate Governance Committee is responsible for the review and periodic update of the Corporation's Code of Ethics which governs the conduct of the Corporation's directors, officers and other employees. The current members of the Corporate Governance Committee are Messrs. Michael Du Cros (chair), Richard Cherney and Dr. Louis R. Lamontagne.

--------

1 Included in this amount are 166,666 Common Shares owned directly by Dr. Bellini and the 6,718,368 Common Shares owned indirectly by Picchio Pharma of which the FMRC Family Trust is a 50% owner. Dr. Bellini is a beneficiary of the FMRC Family Trust.

Nominating Committee

The mandate of the Nominating Committee is to examine on an annual basis the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. In addition, the Nominating Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating Committee are Drs. Colin Bier (chair), Francesco Bellini, O.C. and Mr. Ronald M. Nordmann.

Technical Committee

The mandate of the Technical Committee is to direct the activities of the Corporation's research and development team to the Corporation's Scientific Advisory Board ("SAB") for periodic review. The SAB provides its comments and recommendations to the Technical Committee which then reports to the Board. The current members of the Technical Committee are Drs. Louis R. Lamontagne (chair), Colin Bier and Emil Skamene.

ITEM 9 -- ADDITIONAL INFORMATION

We shall provide to any person, upon request to the Secretary of the
Corporation:

(a) when our securities are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

     (i) one copy of our annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

     (ii) one copy of our comparative financial statements for our most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of our most recent interim financial statements that have been filed, if any, for any period after the end of our most recently completed financial year,

     (iii) one copy of our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

     (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i),
           (ii) or (iii) above; or

(b)  at any other time, one copy of any documents referred to in clauses (a)
     (i), (ii) and (iii), provided that we may require the payment of a reasonable charge if the request is made by a person or company who is not one of our security holders.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in our information circular dated October 30, 2003 which was prepared for the 2003 annual and special meeting of shareholders. Additional financial information is provided in the Corporation's comparative financial statements for the fiscal year ended June 30, 2003.

The foregoing documents may be obtained by contacting the office of the Secretary at the head office of the Corporation, 7220 Frederick-Banting Street, Suite 100, Saint-Laurent, Quebec, H4S 2A1.

                                                                      DOCUMENT 2

[KPMG LOGO]

Consolidated Financial Statements of

NEUROCHEM INC.
(A DEVELOPMENT STAGE COMPANY)

Years ended June 30, 2003, 2002 and 2001
and for the period from inception (June 17, 1993) to June 30, 2003

[KPMG LOGO]

KPMG LLP                                                Telephone (514) 840-2100
Chartered Accountants                                     Telefax (514) 840-2187
2000 McGill College Avenue                                    http://www.kpmg.ca
Suite 1900 Montreal (Quebec)
H3A 3H8

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Neurochem Inc. as at June 30, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended June 30, 2003 and for the period from inception (June 17, 1993) to June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003 and for the period from inception (June 17, 1993) to June 30, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP


Chartered Accountants

Montreal, Canada

August 8, 2003 (except note 18 (b), which is as of August 12, 2003)

NEUROCHEM INC.

Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003

FINANCIAL STATEMENTS

Consolidated Balance Sheets ................................1
Consolidated Statements of Operations ......................2
Consolidated Statements of Deficit .........................3
Consolidated Statements of Cash Flows ......................4
Notes to Consolidated Financial Statements..................5

NEUROCHEM INC.
Consolidated Balance Sheets

June 30, 2003 and 2002
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                              2003           2003           2002
                                                            --------       --------       --------
                                                            (US$ -          (Cdn$)           (Cdn$)
                                                          note 2 (l))
Assets
Current assets:
   Cash and cash equivalents                                $  4,759       $  6,450       $  1,149
   Marketable securities                                       7,292          9,884         23,013
   Grants receivable (note 3)                                    390            529          1,017
   Sales taxes and other receivables                             651            882            405
   Research tax credits receivable                               866          1,174            718
   Prepaid expenses and deposits                                 685            928            249
                                                            --------       --------       --------
                                                              14,643         19,847         26,551
Long-term security deposits (note 9 (e))                         174            236            226
Long-term investment (note 4)                                  3,262          4,421             --
Property and equipment (note 5)                                3,003          4,070          3,750
Patent costs (note 6)                                          1,908          2,586          2,206
                                                            --------       --------       --------
                                                            $ 22,990       $ 31,160       $ 32,733
                                                            ========       ========       ========
Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                         $  2,253       $  3,054       $  2,216
   Accrued liabilities                                         1,741          2,359          2,044
   Current portion of obligations under capital leases
     (note 7)                                                    303            411            552
                                                            --------       --------       --------
                                                               4,297          5,824          4,812
Obligations under capital leases (note 7)                        467            633          1,044
                                                            --------       --------       --------
                                                               4,764          6,457          5,856
Shareholders' equity:
   Share capital (note 8)                                     64,544         87,482         69,501
   Deficit                                                   (46,318)       (62,779)       (42,624)
                                                            --------       --------       --------
                                                              18,226         24,703         26,877
Commitments and contingencies (notes 3 (a) and 9))
Subsequent events (note 18)
                                                            --------       --------       --------
                                                            $ 22,990       $ 31,160       $ 32,733
                                                            ========       ========       ========

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

(Signed) John Molloy                    (Signed) Colin Bier, Ph.D.
Director                                Director

NEUROCHEM INC.

Consolidated Statements of Operations

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)

                                                                                                   Cumulative
                                                                                                     since
                                                                                                  inception of
                                           2003           2003           2002           2001       operations
                                         --------       --------       --------       --------    ------------
                                           (US$ -         (Cdn$)        (Cdn$)          (Cdn$)        (Cdn$)
                                        note 2 (l))
Revenues:
   Research contracts                    $     --       $     --       $  2,271       $  6,370       $  9,216
   License fees                                --             --             --             --          1,106
                                         --------       --------       --------       --------       --------
                                               --             --          2,271          6,370         10,322
Expenses:
   Research and development                13,857         18,782         15,304          9,926         68,108
   Research tax credits                    (1,040)        (1,410)        (1,048)          (752)        (9,376)
   Research grants and other               (1,398)        (1,895)        (2,071)        (1,837)        (7,608)
                                         --------       --------       --------       --------       --------
                                           11,419         15,477         12,185          7,337         51,124
   General and administrative               5,300          7,184          3,698          3,189         22,221
   Depreciation of property and
     equipment                                752          1,019            758            348          3,035
   Amortization of patent costs               131            178            130             74            541
   Interest and bank charges                  106            144            232            127            862
                                         --------       --------       --------       --------       --------
                                           17,708         24,002         17,003         11,075         77,783
                                         --------       --------       --------       --------       --------
Net loss before undernoted items          (17,708)       (24,002)       (14,732)        (4,705)       (67,461)
Investment and other income:
   Interest income                            590            800          1,144          1,979          4,964
   Foreign exchange                            74            100            113             39            248
   Gain on disposal of intellectual
     property (note 4)                      2,570          3,484             --             --          3,484
                                         --------       --------       --------       --------       --------
                                            3,234          4,384          1,257          2,018          8,696
                                         --------       --------       --------       --------       --------
Net loss before income taxes              (14,474)       (19,618)       (13,475)        (2,687)       (58,765)
Income taxes:
   Quebec credit for losses                    --             --             --             --            700
                                         --------       --------       --------       --------       --------
Net loss                                 $(14,474)      $(19,618)      $(13,475)      $ (2,687)      $(58,065)
                                         ========       ========       ========       ========       ========
Net loss per share (note 12):
   Basic and diluted                     $  (0.66)      $  (0.90)      $  (0.75)      $  (0.15)
                                         ========       ========       ========       ========

See accompanying notes to consolidated financial statements.

NEUROCHEM INC.

Consolidated Statements of Deficit

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                                                           Cumulative
                                                                                             since
                                                                                          inception of
                                  2003           2003           2002           2001        operations
                                --------       --------       --------       --------     ------------
                                 (US$ -          (Cdn$)         (Cdn$)         (Cdn$)         (Cdn$)
                               note 2 (l))
Deficit, beginning of year      $(31,448)      $(42,624)      $(29,149)      $(25,897)      $     --
Net loss                         (14,474)       (19,618)       (13,475)        (2,687)       (58,065)
Share issue costs                   (396)          (537)            --           (565)        (4,714)
                                --------       --------       --------       --------       --------
Deficit, end of year            $(46,318)      $(62,779)      $(42,624)      $(29,149)      $(62,779)
                                ========       ========       ========       ========       ========

See accompanying notes to consolidated financial statements.

NEUROCHEM INC.

Consolidated Statements of Cash Flows

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                                                                                 Cumulative
                                                                                                                    since
                                                                                                                 inception of
                                                         2003           2003           2002           2001        operations
                                                       --------       --------       --------       --------     ------------
                                                        (US$ -          (Cdn$)         (Cdn$)         (Cdn$)         (Cdn$)
                                                      note 2 (l))
Cash flows from operating activities:
     Net loss                                          $(14,474)      $(19,618)      $(13,475)      $ (2,687)      $(58,065)
     Adjustments for:
          Gain on disposal of intellectual
             property                                    (2,570)        (3,484)            --             --         (3,484)
          Depreciation and amortization                     883          1,197            888            422          3,576
          Write-off of patents                               --             --            119             --            119
          Share issued for services                          --             --             --             --             41
     Changes in operating assets and liabilities:
          Grants receivable                                 360            488            (37)          (370)          (529)
          Sales taxes and other
             receivables                                   (352)          (477)            12            (64)          (882)
          Research tax credits receivable                  (336)          (456)            34            536         (1,174)
          Prepaid expenses and deposits                    (508)          (689)           (31)           (72)        (1,163)
          Accounts payable and accrued
             liabilities                                    801          1,086          1,565            116          5,448
                                                       --------       --------       --------       --------       --------
                                                        (16,196)       (21,953)       (10,925)        (2,119)       (56,113)
Cash flows from financing activities:
     Proceeds from issue of share capital                13,266         17,981             11          8,891         87,440
     Share issue costs                                     (396)          (537)            --           (565)        (4,714)
     Proceeds from sale-leaseback                            --             --          1,649             --          2,168
     Repayment of obligations under
        capital lease                                      (407)          (552)          (618)          (443)        (2,118)
                                                       --------       --------       --------       --------       --------
                                                         12,463         16,892          1,042          7,883         82,776
Cash flows from investing activities:
     Additions to property and equipment                 (1,209)        (1,638)          (946)        (2,122)        (6,280)
     Additions to patent costs                             (397)          (538)        (1,156)          (424)        (3,458)
     Long-term investment                                  (436)          (591)            --             --           (591)
     Investment in marketable securities                     --             --             --             --        (31,000)
     Proceeds from maturity of
        marketable securities                             9,686         13,129          7,045            942         21,116
                                                       --------       --------       --------       --------       --------
                                                          7,644         10,362          4,943         (1,604)       (20,213)
                                                       --------       --------       --------       --------       --------
Net (decrease) increase in cash and
   cash equivalents                                       3,911          5,301         (4,940)         4,160          6,450
Cash and cash equivalents,
   beginning of year                                        848          1,149          6,089          1,929             --
                                                       --------       --------       --------       --------       --------
Cash and cash equivalents,
   end of year                                         $  4,759       $  6,450       $  1,149       $  6,089       $  6,450
                                                       ========       ========       ========       ========       ========

Supplemental disclosures to cash flow statements (note 13)
See accompanying notes to consolidated financial statements.

NEUROCHEM INC.

Notes to Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

1.   ORGANIZATION AND BUSINESS ACTIVITIES:

     Neurochem Inc. (the "Company" or "Neurochem"), incorporated under the Canada Business Corporations Act in 1993, is a Canadian biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders.

     Since inception, the business activities of the Company have been devoted principally to research and development of the Company's core technology platform, amyloid inhibitors, which focuses on the design and synthesis of chemical compounds that inhibit the formation, deposition and toxicity of amyloid fibrils implicated as the underlying causes of certain diseases. The Company's therapeutic focus is on developing treatments for a number of important disease indications characterized by the presence of toxic deposits of amyloid protein. The diseases currently targeted by the Company include Alzheimer's Disease, Hemorrhagic Stroke due to Cerebril Amyloid Angiopathy ("CAA"), and certain Systemic Amyloidosis disorders. In addition, the Company is also conducting research and development work for other neurological disorders principally Epileptic Seizures induced by Traumatic Brain Injury. In 2003, the Company disposed of its intellectual property and lead compounds for Diabetes Type II (see note 4). The status of the Company's principal product candidates are as follows:

    Disease indication                           Product candidates                             Stage of development
    ------------------                           ------------------                             --------------------
    Amyloid A (AA) Amyloidosis                          Fibrillex(TM)                            Phase II/III clinical trial
    Alzheimer's Disease                                  Alzhemed(TM)                    Phase III clinical trials in design
    Hemorrhagic Stroke due to CAA                        Cerebril(TM)                                Phase II clinical trial
    Epileptic Seizures induced by
      Traumatic Brain Injury                    Lead compound NC-1461                                   Pre-clinical testing

     Neurochem is considered to be in the development stage, with a significant emphasis in clinical trials for three of its product candidates. Substantially all of the Company's research and development expenditures, and all revenues from milestone payments and research contracts, since inception, relate to the Company's core technology platform. The Company's capital expenditures since inception, including costs incurred to secure patents, relate principally to the Company's core technology platform.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

2.   SIGNIFICANT ACCOUNTING POLICIES:

     The consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), would differ in some respects from those prepared in the United States. A reconciliation of the net loss and shareholders' equity reported in accordance with Canadian GAAP with US GAAP is presented in note 16.

     (a)  Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

     (b)  Cash and cash equivalents:

          The Company considers all investments with maturities of three months or less that are highly liquid and readily convertible into cash to be cash equivalents.

     (c)  Marketable securities:

          Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of corporate bonds and commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis. These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted or market prices.

     (d)  Long-term investment:

          The long-term investment is recorded at cost. When, in the opinion of management, a permanent decline in value has occurred, the investment is written down to its estimated realizable value. In determining the estimated realizable value, management relies on its judgment and knowledge of the investment as well as assumptions of general business and economic conditions that prevail and are expected to prevail. These assumptions are limited due to the uncertainty of predictions concerning future events.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (e)  Property and equipment:

          Property and equipment are stated at cost. Equipment under capital leases are stated at the present value of minimum lease payments. Depreciation and amortization are provided at the following annual rates:

          Asset                                          Basis              Rate/period
          -----                                    -----------------      -------------
          Research equipment                       Declining balance                 20%
          Office equipment                         Declining balance                 20%
          Computer hardware                        Declining balance                 30%
          Computer software                        Straight-line                    100%
          Equipment under capital leases           Declining balance              20-30%
          Leasehold improvements                   Straight-line           Over the term
                                                                            of the lease

          The Company performs a review for the impairment of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of property and equipment may not be recoverable. An impairment loss would be recognized when estimates of non-discounted future cash flows expected to result from the use of such property and equipment and its eventual disposition are less than its carrying amount. No impairment losses have been identified by the Company for the years ended June 30, 2003, 2002 and 2001.

     (f)  Patent costs:

          Patents are stated at cost and are amortized using the straight-line method over the life of the patent ranging from 17 to 20 years. The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. The cost of the patents does not necessarily reflect their present or future value and the amount ultimately recoverable is dependent upon the continued development and successful commercialization of the related products. Management reviews the unamortized balance of patent costs on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and recognizes any impairment in carrying values in the year of impairment. An impairment would be recognized when estimates of non-discounted future cash flows expected to result from the use of the asset and its eventual disposition are less then the carrying amount. In 2003, the Company recorded nil in write-downs in patent costs for which no future benefits were expected (2002 - $119; 2001 - nil).

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (g)  Goodwill and other intangible assets:

          Effective July 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA), Handbook
          Section 3062, with respect to the accounting for goodwill and other intangible assets. The standard changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, the standard requires acquired intangible assets to be separately recognized if the benefit of the intangible assets is obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged.

          There was no impact on the Company's financial position, results of operations and cash flows as a result of adopting these recommendations. In addition, there has been no change in the estimated useful life of the patent costs which continue to be amortized.

     (h)  Revenue recognition:

          Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met. Revenue subject to the achievement of milestones is recorded only when the specified events have occurred and collectibility is assured.

          Up-front payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period that the related products or services are delivered and all obligations are performed.

          License fees are recorded when conditions and events under the license agreement have occurred and collectibility is reasonably assured.

     (i)  Research and development:

          Research expenditures are expensed as incurred. Development expenditures, if any, are capitalized when they meet the criteria for capitalization in accordance with Canadian generally accepted accounting principles and the future benefits could be regarded as being reasonably certain. At June 30, 2003 and 2002, no development costs were deferred.

     (j)  Government assistance:

          Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Government assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the approved grant program or, for tax credits, when there is reasonable assurance that they will be realized.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (k)  Foreign exchange:

          Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Other balance sheet items denominated in foreign currencies are translated at rates of exchange in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Translation gains and losses are included in income.

          The Company's foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of operations.

     (l)  Translation of convenience:

          The Company's functional currency is the Canadian dollar. As a convenience to certain users, the Company has also presented the 2003 consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the noon exchange rate quoted by the Bank of Canada at June 30, 2003, which was $0.7378 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

     (m)  Stock-based compensation plan:

          Effective July 1, 2002, the Company adopted prospectively the new recommendations of the CICA, Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, be accounted for using the fair value method. For all other stock-based employee compensation awards, the new standards permit the Company to continue to follow its existing policy of using the settlement date method of accounting. Under this method, no compensation expense is recognized when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (m)  Stock-based compensation plan (continued):

          The new standard requires that the Company disclose the pro forma effect of accounting for all stock-based awards granted during the year ended June 30, 2003 under the fair value-based method (refer to note 12). In the first year of application, comparative disclosures need not be provided for prior periods.

     (n)  Income taxes:

          The Company utilizes the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

     (o)  Earnings per share:

          Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

     (p)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, as well as assessing the recoverability of the long-term investment, research tax credits and future tax assets. The reported amounts and note disclosures are determined to reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

3.   GRANTS RECEIVABLE:

     (a)  Technology Partnerships Canada Program:

          During the year ended June 30, 2000, the Company signed an agreement with the federal Ministry of Industry under its Technology Partnerships Canada Program (the "Agreement"). Under the Agreement, the Company is entitled to a financial contribution based on eligible expenditures incurred by the Company with respect to a project for the development of effective oral therapeutics for Alzheimer's Disease. The contributions were earned over a period of four years ended March 31, 2003.

          The Company submitted total claims under the Agreement in the amount of $1,498 in 2003, $2,019 in 2002, $1,777 in 2001 and $1,443 in 2000
          for a cumulative amount of $6,737. The Company recorded $1,405 in 2003, $1,657 in 2002, $1,413 in 2001 in "research grants and other" in the consolidated statements of operations and $93 in 2003, $362 in 2002 and $364 in 2001 against property and equipment.

          Under the Agreement, the Company is committed to pay the federal government royalties equal to 7.24% of gross revenues realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's Disease until June 30, 2010. After June 30, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the Agreement reaches $20,540.

     (b)  Food and Drug Administration:

          During the year ended June 30, 2002, the Company was awarded a $1,400 grant from the US Food and Drug Administration for certain direct costs to be incurred by the Company for a Phase II/III trial of Fibrillex(TM). Funds under the grant are expected to be received by the Company in equal quarterly instalments over a period of three years. Included in "research grants and other" on the statement of operations for the twelve-month period ended June 30, 2003 is an amount of $460 (2002 - $356) received under this agreement.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

4.   LONG-TERM INVESTMENT:

     In May 2003, the Company entered into the following transactions with respect to its Diabetes Type II pre-clinical program:

     (i) the Company disposed of its intellectual property rights relating to the pre-clinical diabetes program, including an exclusive perpetual, royalty-free, worldwide license to Innodia Inc. ("Innodia"), a privately held Canadian biopharmaceutical company. The carrying value of these rights, which amount to $346, were exchanged for 1,904,464 Innodia common shares having a fair market value of $5,400. The fair market value of the Innodia common shares was determined based on the pricing of a $7,000 private placement financing completed by Innodia concurrent with this transaction. Since the Company transferred its ownership of a controlled productive asset to Innodia in exchange for a non-controlling equity interest of 31% in Innodia, the Company accounted for this transaction as a partial sale and recognized a gain on the transaction only to the extent of the interest of the other shareholders in Innodia. Accordingly, the gain on sale of intellectual property rights of $3,484 included in the 2003 statement of operations represents approximately 69% of the total gain of $5,054 on the transaction;

     (ii) the Company subscribed for 176,339 Class A1 preferred shares of Innodia as part of a private placement for a cash consideration of $500, plus related costs of $91.

     In June 2003, the Company transferred its 31% interest in Innodia to a holding company which is controlled indirectly by a shareholder. As consideration for this transfer, Neurochem received 176,339 non-voting Class A1 preferred shares, 1,904,464 non-voting, participating Class A common shares and 352,537 voting, non-participating Class V preferred shares. The Class A1 preferred shares are convertible into common shares on a one-for-one basis at any time at the option of the holder and automatically convertible under specified circumstances. At June 30, 2003, the Company's long-term investment represents voting rights of approximately 12% and equity ownership of approximately 70% in the holding company, which represents the same economic interest as that held directly in Innodia prior to the transfer.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003 (in thousands of Canadian dollars, except per share data)

5.   PROPERTY AND EQUIPMENT:

                                                           2003
                                         ---------------------------------------
                                                      Accumulated
                                                     depreciation       Net book
                                          Cost     and amortization      value
                                         ------    ----------------     --------
     Research equipment                  $2,484          $1,253          $1,231
     Computer hardware and software       1,331             750             581
     Office equipment                       560             187             373
     Equipment under capital leases       1,198             429             769
     Leasehold improvements               1,532             416           1,116
                                         ------          ------          ------
                                         $7,105          $3,035          $4,070
                                         ======          ======          ======



                                                          2002
                                         ---------------------------------------
                                                      Accumulated
                                                     depreciation       Net book
                                            Cost   and amortization      value
                                         ------    ----------------     --------
     Research equipment                  $1,694          $  822          $  872
     Computer hardware and software         587             376             211
     Office equipment                       357             126             231
     Equipment under capital leases       1,782             429           1,353
     Leasehold improvements               1,346             263           1,083
                                         ------          ------          ------
                                         $5,766          $2,016          $3,750
                                         ======          ======          ======

     Included in "depreciation of property and equipment" in the consolidated statements of operations is depreciation of equipment under capital lease of $251 (2002 - $245).

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

6.   PATENT COSTS:

                                                               2003        2002
                                                              ------      ------
     Cost                                                     $2,946      $2,562
     Accumulated amortization                                    360         356
                                                              ------      ------
                                                              $2,586      $2,206
                                                              ------      ------

     The remaining weighted average amortization period of patents at June 30, 2003 is 15.4 years (2002 - 16.2 years). The estimated amortization expense for each of the next five years is approximately $196 per annum or $980 in the aggregate.

7.   OBLIGATIONS UNDER CAPITAL LEASES:

     Minimum lease payments under capital leases expiring in 2006 are as follows:

                                                                2003        2002
                                                               ------     -------
     2003                                                      $   --     $   645
     2004                                                         470         470
     2005                                                         470         470
     2006                                                         196         196
                                                               ------     -------
                                                                1,136       1,781
     Less amount representing interest at rates ranging
        from 6.88% to 9.75%                                        92         185
                                                               ------     -------
                                                                1,044       1,596
     Less current portion                                         411         552
                                                               ------     -------
                                                               $  633     $ 1,044
                                                               ======     =======

     Interest expense related to obligations under capital leases was $92 in 2003 (2002 - $80; 2001 $50) and is included in "interest and bank charges" in the consolidated statements of operations.

     In December 2001, the Company entered into a sale-leaseback agreement with a Canadian chartered bank to sell previously acquired research equipment and concurrently leased the same property back over a four-year period. The Company received proceeds from the sale in the amount of $1,649.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

8.   SHARE CAPITAL:

     (a)  The authorized share capital of the Company consists of:

          o    an unlimited number of voting common shares

          o an unlimited number of non-voting preferred shares, issuable in one or more series

     (b)  Issued and outstanding:

          The issued and outstanding share capital consists of:

                                                                            2003         2002
                                                                          -------      -------
          23,483,024 common shares (2002 - 18,028,344 common shares)      $87,482      $69,501
                                                                          =======      =======



          Changes in the issued and outstanding common shares for the past three fiscal periods were as follows:

                                                             Number           Dollars
                                                            ----------      ----------
          Balance, June 30, 2000                            16,623,481      $   60,599
          Exercise of over allotment option (i)                581,818           4,800
          Issued for cash from private placement (ii)          321,035           3,807
          Exercise of options                                  435,438             205
          Exercise of warrants                                  34,447              79
                                                            ----------      ----------
          Balance, June 30, 2001                            17,996,219          69,490
          Exercise of options                                   32,125              11
                                                            ----------      ----------
          Balance, June 30, 2002                            18,028,344          69,501
          Issued for cash from private placement (iii)       4,000,000          15,148
          Exercise of warrants                                 836,644           1,904
          Exercise of options                                  618,036             929
                                                            ----------      ----------
          Balance, June 30, 2003                            23,483,024      $   87,482
                                                            ==========      ==========

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

8.   SHARE CAPITAL (CONTINUED):

     (b)  Issued and outstanding (continued):

          Fiscal 2001:

          (i) In August 2000, the underwriters fully exercised their over-allotment option issued in connection with the Company's 2000 initial public offering to purchase an additional 581,818 common shares for a cash consideration of $4,800.

          (ii) In January 2001, the Company issued 321,035 common shares to a shareholder for a cash consideration of $3,807.

          Fiscal 2003:

          (iii) On July 25, 2002 and February 18, 2003, the Company completed equity financing agreements with Picchio Pharma Inc. In July 2002, the Company issued 2.8 million units at a cost of $2.50 per unit, and received aggregate proceeds of $7,000. The units were comprised of one common share and one warrant exercisable any time within a three-year period at the exercise price of $3.13, which represents a premium of 25% over the issue price of the unit. The warrants expire on July 25, 2005.

               In February 2003, the Company issued 1.2 million units at a cost of $6.79 per unit and received aggregate proceeds of $8,148. The units were comprised of one common share and one warrant exercisable any time within a three-year period at an exercise price of $7.81, which represents a premium of 15% over the issue price of the unit. The warrants expire on February 18, 2006.

          Share issue costs related to these transactions were charged to the deficit.

     (c)  Stock option plan:

          Under its stock option plan, the Company may grant options to purchase common shares to key employees, directors, officers, consultants and members of the Scientific Advisory Board of the Company. The terms, number of common shares covered by each option as well as the permitted frequency of the exercise of such options is determined by the Board of Directors. In general, options vest over periods ranging from one to five years. The total number of common shares which may be issued pursuant to the plan is 3,196,973 shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share will, in no circumstances, be lower than the fair market value of the common shares at the date of the grant of the option, less any discount permitted by any regulatory authority. In no event may the term of any option exceed ten years from the date of the grant of the option.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

8.   SHARE CAPITAL (CONTINUED):

     (c)  Stock option plan (continued):

          Changes in outstanding options issued under the stock option plan for the past three fiscal periods were as follows:

                                                                  Weighted
                                                                  average
                                                     Number     exercise price
                                                   ---------    --------------
          Options outstanding, June 30, 2000       1,489,725       $   1.73
          Exercised                                 (186,438)          0.37
          Cancelled or expired                        (2,562)          0.41
                                                   ---------       --------
          Options outstanding, June 30, 2001       1,300,725           1.93
          Granted                                    704,400           3.00
          Exercised                                  (22,125)          0.36
          Cancelled or expired                       (19,500)          3.13
                                                   ---------       --------
          Options outstanding, June 30, 2002       1,963,500           2.32
          Granted                                    909,000           7.22
          Exercised                                 (577,036)          1.59
          Cancelled or expired                        (3,620)          3.25
                                                   ---------       --------
          Options outstanding, June 30, 2003       2,291,844       $   4.48
                                                   =========       ========

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

8.   SHARE CAPITAL (CONTINUED):

     (c)  Stock option plan (continued):

          The following table summarizes information about options outstanding and exercisable at June 30, 2003:

                                                                  Weighted average
                                                                     remaining
                                      Options         Options     contractual life
          Exercise price/share      outstanding     exercisable        (years)
          --------------------      -----------     -----------   -----------------
            $ 0.36 - $ 0.65             272,500         272,500          3.8
            $ 2.99 - $ 3.75           1,116,011         684,595          7.5
            $ 5.30 - $ 6.79             377,333          98,708          9.3
            $ 8.11 - $ 9.85             526,000          41,000          9.6
                                      ---------       ---------          ---
                                      2,291,844       1,096,803          7.8
                                      =========       =========          ===

     (d)  Other outstanding options at June 30, 2003:

          The Company had previously issued 400,000 options to purchase common shares at prices ranging from US$0.20 to US$2.50 per share which are not covered by the stock option plan. In the fiscal period ended June 30, 2003, 41,000 (10,000 in 2002; 249,000 in 2001) of these options were exercised for gross proceeds of $12 ($3 in 2002; $135 in 2001). The remaining 100,000 outstanding options are detailed as follows:

                                    Options         Options
          Exercise price/share    outstanding     exercisable      Expiry
          --------------------    -----------     -----------      ------
          US$2.50                   100,000         100,000         2004
                                    =======         =======         ====

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

8.   SHARE CAPITAL (CONTINUED):

     (e)  Outstanding warrants at June 30, 2003:

          Each warrant entitles the holder to purchase one common share. Changes in outstanding warrants issued in connection with various private placements for the past three fiscal periods were as follows:

                                                                                              Weighted
                                                                                              average
                                                                                Number      exercise price
                                                                               ---------    --------------
          Warrants outstanding, June 30, 2000                                    977,876       $   2.22
          Exercised                                                              (34,447)          2.31
                                                                               ---------       --------
          Warrants outstanding, June 30, 2001 and 2002                           943,429           2.22
          Issued in connection with private placement (note 8 (b) (iii))       4,000,000           4.53
          Exercised                                                             (836,644)          2.28
                                                                               ---------       --------
          Warrants outstanding, June 30, 2003                                  4,106,785       $   4.46
                                                                               =========       ========

          The following table summarizes information about outstanding warrants at June 30, 2003:

           Warrants          Exercise price         Expiry
          ---------          --------------         ------
            106,785              $ 1.80         April 2005
          2,800,000              $ 3.13          July 2005
          1,200,000              $ 7.81      February 2006
          ---------              ------
          4,106,785              $ 4.46
          =========              ======

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

9.   COMMITMENTS:

     (a)  Operating leases:

          Minimum annual lease payments for the next five years and thereafter under operating leases relating to premises are as follows:

          2004            $  574
          2005               479
          2006               400
          2007               323
          2008               196
          Thereafter         717
                          ------
                          $2,689
                          ======


          In addition, the Company is also responsible for operating costs and taxes under the operating leases.

     (b)  License agreements and research collaborations:

          Effective January 1, 1994, the Company entered into a number of license agreements (the "License Agreements") with Parteq Research and Development Innovations ("Parteq"), the commercialization arm and exclusive worldwide licensee of Queen's University. Pursuant to these agreements, the Company was granted the worldwide exclusive license to use, market and sublicense certain technologies, patents and patent applications developed and belonging to Queen's University. While the title and interest in the intellectual property rights remain the property of Queen's University, the Company will be the owner of all intellectual property rights in and to all improvements to the intellectual property rights developed, invented or acquired by the Company. Pursuant to the terms of the License Agreements, the Company has agreed to pay certain fees (including milestone payments) and royalties, and to assume all expenses related to the protection of the intellectual property rights. Each of the License Agreements will terminate upon the later of (i) the expiry date of the last-to-expire of the licensed patents or (ii) ten years after its first sales of products that use the license, should no patent be issued.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

9.   COMMITMENTS (CONTINUED):

     (b)  License agreements and research collaborations (continued):

          The Company is a party to research and license agreements under which it has obtained rights to use certain technologies to develop certain of its product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.

     (c)  Agreement with H. Lundbeck A/S:

          In 1999, the Company entered into a Collaborative Research and License Agreement and a Master Private Placement and Stock Option Agreement (the "Agreements") with H. Lundbeck A/S ("Lundbeck"), a European pharmaceutical company specializing in the research, development, production and marketing of drugs for treating diseases of the central nervous system.

          Pursuant to the Agreements, the parties agreed to collaborate on the development of compounds (GAG and GAG mimetic) useful in treating Alzheimer's Disease.

          In October 2000, the Company achieved a research and development objective under its Agreements. In 2001, as a result of the determination of "proof of concept" in connection with the research program, the Company received a milestone payment in the amount of $3,807 (US$2,500). In addition, the Company received research funding of $1,933 (US$1,250) ($1,912 (US$1,250) in 2001) under a research program that commenced January 2001 under the Agreements and $338 ($651 in 2001) under other research agreements with Lundbeck.

          In October 2001, the Company and Lundbeck mutually agreed to terminate the Agreements and, as a result, the Company regained ownership and control of its anti-amyloid drug molecules program for Alzheimer's Disease at no cost to the Company. Consequently, the Company received the last payments from Lundbeck under the Agreements in October 2001.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

9.   COMMITMENTS (CONTINUED):

     (d)  Management services agreement:

          Payments under a management services agreement with a shareholder-affiliated entity (see note 10 (d)) are as follows: 2004 - $960; 2005 - $640.

     (e)  Guarantees:

          On January 1, 2003, the Company adopted the new recommendations of the CICA, accounting Guideline 14, Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The guideline does not provide guidance on nor require the measurement and recognition of a guarantor's liability for obligations under guarantees. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

          At June 30, 2003, the Company is contingently liable for a letter of guarantee granted in favor of a landlord in the amount of $200. A long-term security deposit of $200 is pledged under the letter of guarantee. In addition, the Company has granted a movable hypothec in the amount of $100 under a lease agreement covering the universality of movable property at a leased location.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

10.  RELATED PARTY TRANSACTIONS:

     (a) Included in revenues are amounts received under various agreements with Lundbeck, a shareholder, of nil in 2003, $2,271 in 2002 and $6,370 in 2001.

     (b) Included in research and development are the following amounts paid to Queen's University at Kingston, a shareholder, under various research agreements:

          2003                          $  5
          2002                           295
          2001                           137
                                        ====

     (c) The Company paid Parteq Research and Development Innovations, a shareholder, the following amounts for patent fees in the normal course of operations:

          2003                           $10
          2002                            16
          2001                            --
                                        ====

     (d) Under the terms of a management services agreement entered into in March 2003 with Picchio International Inc., a company controlled by a shareholder, the Company recorded a management fee of $320 for the year ended June 30, 2003. In addition, the Company reimbursed this company for $209 of expenses incurred prior to the date of the management services agreement.

     (e) Accounts payable and accrued liabilities include balances due to shareholders of $13 (2002 and 2001 - $47).

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

11.  INCOME TAXES:

     (a)  Details of the components of income taxes are as follows:

                                                            2003            2002            2001
                                                          --------        --------        --------
          Loss before income taxes:
             Canadian operations                          $(18,559)       $(13,475)       $ (2,687)
             Foreign operations                             (1,059)             --              --
                                                          --------        --------        --------
                                                           (19,618)        (13,475)         (2,687)
          Basic income tax rate                                 34%             36%             38%
                                                          --------        --------        --------
          Computed income tax recovery                      (6,670)         (4,851)         (1,021)
          Adjustment in income taxes resulting from:
             Non-recognition of losses and other
               unclaimed deductions                          2,403           4,851           1,021
             Reduction of future tax assets due to
               differences in tax rates with foreign
               subsidiaries                                  4,592              --              --
             Permanent differences                            (325)             --              --
                                                          --------        --------        --------
                                                          $     --        $     --        $     --
                                                          ========        ========        ========

     (b)  Future income taxes:

          The temporary differences that give rise to future tax assets and liabilities at June 30, 2003 and 2002 are as follows:

                                                                   2003           2002
                                                                 --------       --------
          Future tax assets:
             Patent costs                                        $ 10,053       $     --
             Unclaimed scientific research and experimental
               development expenditures for tax purposes            5,750          9,546
             Share issue costs                                        376            522
             Non-capital losses carried forward                        --          2,669
             Long-term investment                                     271             --
             Cumulative eligible capital                                6             33
                                                                 --------       --------
                                                                   16,456         12,770
          Less: valuation allowance                               (15,621)       (12,178)
                                                                 --------       --------
                                                                      835            592
          Future tax liabilities:
             Property and equipment, and patent costs                (835)          (592)
                                                                 --------       --------
          Net future tax assets                                  $     --       $     --
                                                                 ========       ========

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

11.  INCOME TAXES (CONTINUED):

     (b)  Future income taxes (continued):

          In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

     (c) The Company has the following unclaimed deductions available to reduce future taxable income in Canada:

                                                            Federal    Quebec
                                                            -------    ------
          Research expenditure pool (no expiry)             $ 26,093    $ 149
                                                            ========    =====

          The Company also has approximately $3,685 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:

          2012                                    $1,434
          2013                                     2,251
                                                  ------
                                                  $3,685
                                                  ======

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

12.  EARNINGS PER SHARE:

     (a)  Basic and diluted earnings per share:

          The reconciliation between basic and diluted earnings per share is as follows:

                                                      2003              2002              2001
                                                   -----------       -----------       -----------
          Basic:
             Basic weighted average number of
               common shares outstanding            21,770,541        18,007,392        17,436,716
                                                   ===========       ===========       ===========
          Basic net loss per share                 $     (0.90)      $     (0.75)      $     (0.15)
                                                   ===========       ===========       ===========
          Diluted:
             Basic weighted average number of
               common shares outstanding            21,770,541        18,007,392        17,436,716
             Plus impact of stock options and
               warrants (1)                          2,858,010         1,239,910         1,976,280
                                                   -----------       -----------       -----------
          Diluted common shares                     24,628,551        19,247,302        19,412,996
                                                   ===========       ===========       ===========
          Diluted net loss per share (1)           $     (0.90)      $     (0.75)      $     (0.15)
                                                   ===========       ===========       ===========

          (1) The impact of stock options and warrants is anti-dilutive because the Company incurred losses in 2003, 2002 and 2001. All outstanding options and warrants included in this computation could potentially be dilutive in the future.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

12.  EARNINGS PER SHARE (CONTINUED):

     (b)  Stock-based compensation:

          Effective July 1, 2002, the Company adopted prospectively the new recommendations with respect to the accounting for stock-based compensation and other stock-based payments (see note 2 (m)). If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to exempt options granted to employees after July 1, 2002, the net earnings and related earnings per share figures would have been as follows:


          Reported net loss                                  $(19,618)
          Pro forma adjustments to compensation expense          (718)
                                                             --------
          Pro forma net loss                                 $(20,336)
                                                             ========
          Pro forma loss per share:
             Basic                                           $  (0.93)
             Diluted                                            (0.93)
                                                             ========

          The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

          Risk free interest rate                        4.68%
          Expected volatility                              61%
          Expected life in years                            7
          Expected dividend yield                         nil
                                                         ====

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

12.  EARNINGS PER SHARE (CONTINUED):

     (b)  Stock-based compensation (continued):

          The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended June 30, 2003:

                                                                                      Weighted
                                                                                       average
                                                                                      grant-date
                                                                  Number of           fair value
                                                                  options              per share
                                                                  ---------           -----------
          Exercise price per share equal to market                 909,000             $     4.66
                                                                   =======             ==========

          Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations.

13.  STATEMENT OF CASH FLOWS - SUPPLEMENTARY DISCLOSURE:

     (a)  Cash and cash equivalents:

          Cash and cash equivalents consist of cash balances with banks and short-term investments:

                                                                  2003        2002
                                                                 ------      ------
          Cash balances with banks                               $2,462      $  115
          Short-term investments (yielding interest between
             3.24% to 3.29% (2002: 1.3% to 2.7%)                  3,988       1,034
                                                                 ------      ------
                                                                 $6,450      $1,149
                                                                 ======      ======

     (b)  Interest and income taxes:

                                          2003      2002
                                          ----      ----
          Cash paid in the year for:
            Interest                      $ 92      $143
            Income taxes                    --        --
                                          ====      ====

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

13.  STATEMENT OF CASH FLOWS - SUPPLEMENTARY DISCLOSURE (CONTINUED):

     (c)  Non-cash transactions:

                                                         2003        2002        2001
                                                        ------      ------      ------
          Disposal of intellectual property to
             Innodia in exchange
             for an equity interest (note 4)            $3,830      $   --      $   --
          Additions to property and equipment
             and patent costs included in accounts
             payable and accrued liabilities at
             year-end                                      590         523         625
                                                        ======      ======      ======

14.  SEGMENT DISCLOSURES:

     (a)  Business segment:

          The Company operates in one business segment, namely the development and commercialization of innovative therapeutics for neurological disorders. The Company's operations are conducted principally in Canada.

     (b)  Information about major customers:

          All of the Company's revenues in 2002 and 2001 were derived from one customer (see note 9 (c) and 10 (a)).

     (c) Property and equipment and intangible assets (patent costs) by geographic area are as follows:

                         2003        2002
                        ------      ------
          Canada        $4,070      $5,956
          Europe         2,586          --
                        ------      ------
                        $6,656      $5,956
                        ======      ======

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

15.  FINANCIAL INSTRUMENTS:

     (a)  Fair value disclosure:

          Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

          The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, grants receivable, sales taxes receivable, interest and other receivables, research tax credits receivable as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments.

          Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 (mid) rating). The weighted average effective interest rate of the marketable securities is approximately 3.25%. The fair market value of the marketable securities amounts to $9,947 as at June 30, 2003 ($22,976 in 2002).

          The fair value of obligations under capital leases, calculated at the present value of future contractual payments of principal and interest, discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximates their carrying value.

     (b)  Credit risk:

          Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of marketable securities. The Company has investment policies that ensure the safety and preservation of principal, that ensure that the Company's liquidity needs are met and that optimize yields. Authorized investments include bankers' acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and are limited to 10% per issuer.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

15.  FINANCIAL INSTRUMENTS (CONTINUED):

     (c)  Foreign currency risk management:

          A substantial portion of the Company's revenues from research contracts and milestone payments in prior years, as well as expenses, are denominated in US dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in payments made for the Company's services could cause unanticipated fluctuations in the Company's operating results.

     (d)  Interest rate risk:

          The Company's exposure to interest rate risk is as follows:

          Cash and cash equivalents             Fixed interest rate
          Marketable securities                 Fixed interest rate
          Obligations under capital leases      Fixed interest rate

16.  CANADIAN/US REPORTING DIFFERENCES:

     (a)  Consolidated statements of operations:

          The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:

                                                                                    Cumulative
                                                                                       since
                                                                                    inception of
                                                         2003           2002         operations
                                                       --------       --------      ------------
          Net loss in accordance with
             Canadian GAAP                             $(19,618)      $(13,475)      $(58,065)
          Adjustment for:
               Stock-based compensation costs (1)           (83)          (111)        (1,967)
                                                       --------       --------       --------
          Net loss in accordance with US GAAP          $(19,701)      $(13,586)      $(60,032)
                                                       ========       ========       ========
          Loss per share under US GAAP:
               Basic and diluted                       $  (0.90)      $  (0.75)
                                                       ========       ========

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (a)  Consolidated statements of operations (continued):

          The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share is the same amount as the one used for Canadian GAAP purposes.

     (b)  Consolidated balance sheets:

          A reconciliation of balance sheet items in accordance with Canadian GAAP with US GAAP is as follows:

          (i)  Share capital:

                                                   2003           2002
                                                 --------       --------
               Share capital, Canadian GAAP      $ 87,482       $ 69,501
               Adjustment for:
                 Share issue costs (2)             (4,714)        (4,177)
                                                 --------       --------
               Share capital, US GAAP            $ 82,768       $ 65,324
                                                 ========       ========

          (ii) Additional paid-in capital:

                                                               2003        2002
                                                              ------      ------
               Additional paid-in capital, Canadian GAAP      $   --      $   --
               Adjustment for:
                 Stock-based compensation (1):
                    Current year                                  83         111
                    Cumulative effect of prior years           1,610       1,499
                                                              ------      ------
                                                               1,693       1,610
                                                              ------      ------
               Additional paid-in capital, US GAAP            $1,693      $1,610
                                                              ======      ======

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (b)  Consolidated balance sheets (continued):

          (iii) Deficit:

                                                            2003            2002
                                                          --------       --------
               Deficit, Canadian GAAP                     $(62,779)      $(42,624)
               Adjustment for:
                  Stock-based compensation (1):
                    Current year                               (83)          (111)
                    Cumulative effect of prior years        (1,610)        (1,499)
                                                          --------       --------
                                                            (1,693)        (1,610)
                  Share issue expenses (2)                   4,714          4,177
                                                          --------       --------
               Deficit, US GAAP                           $(59,758)      $(40,057)
                                                          ========       ========

               (1)  Stock-based compensation:

                    Employees

                    For US GAAP purposes, the Company has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded compensation expense of $83 (2002 - $111) in respect of options granted to employees prior to the Company's initial public offering at prices other than the quoted market price at date of grant.

                    Non-employees

                    In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to stock options granted to non-employees prior to July 1, 2002 is recorded in the accounts based on the fair value of the stock options at the grant date. For purposes of reconciliation to US GAAP, the Company recorded compensation expense of nil in respect of options granted to non-employees (2002 -nil).

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (b)  Consolidated balance sheets (continued):

               (1)  Stock-based compensation (continued):

                    Fair value method

                    Both Canadian and US GAAP require disclosure of the pro forma net loss using the fair value method of accounting for stock options granted to employees. The calculation under Canadian GAAP is presented in note 12 (b); the US GAAP calculation presented hereafter considers options granted prior to the effective date of the Canadian GAAP requirements.

                    If the fair value based accounting method under FAS 123 had been used to account for stock-based compensation costs relating to options issued to employees, the net loss and related loss per share figures under US GAAP would have been as follows:

                                                                                    Cumulative
                                                                                      since
                                                                                   inception of
                                                         2003            2002       operations
                                                        --------       --------    ------------
                    Reported net loss, US GAAP          $(19,701)      $(13,586)      $(60,032)
                    Add: Stock-based employee
                       compensation expense
                       determined under the
                       intrinsic value method
                       included in reported net
                       earnings, net of related
                       taxes of $nil                          83            111          1,967
                    Deduct: Total stock-based
                       employee compensation
                       expense determined under
                       fair value based method for
                       all awards, net of related
                       taxes of $nil                      (1,115)          (431)        (3,820)
                                                        --------       --------       --------
                    Pro forma net loss, US GAAP         $(20,733)      $(13,906)      $(61,885)
                                                        ========       ========       ========

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (b)  Consolidated balance sheets (continued):

               (1)  Stock-based compensation (continued):

                                                           2003        2002
                                                         --------    --------
                    Loss per share (US GAAP)
                       Basic:
                         As reported                     $  (0.90)   $  (0.75)
                         Pro forma                          (0.95)      (0.77)
                       Diluted:
                         As reported                        (0.90)      (0.75)
                         Pro forma                          (0.95)      (0.77)
                                                         ========    ========

               The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

                                             2003     2002
                                            -----    -----
               Risk-free interest rate      4.68%    5.19%
               Expected volatility            61%      54%
               Expected life in years          7        7
               Expected dividend yield        --       --
                                            ====     ====

               The following table summarizes the weighted average grant date fair value per shares for options granted:

                                       Weighted
                                        average
                                      grant-date
                         Number of    fair value
                          options     per share
                         ---------    ----------
               2003      909,000      $   4.66
               2002      704,400          1.54
                         =======      ========

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (b)  Consolidated balance sheets (continued):

          (2)  Share issue costs:

               For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

     (c)  Consolidated comprehensive income:

               FAS 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on securities. There were no adjustments to the net loss, US GAAP, required to reconcile to the comprehensive loss.

     (d)  Other disclosures required by US GAAP:

          (i)  Debt and equity investments:

               In accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities, the Company's marketable securities are classified as held-to-maturity and the amortized cost, gross unrealized holding gains, unrealized holding losses and fair value by security-type were as follows:

               At June 30, 2003
                                                             Gross         Gross
                                                          unrealized    unrealized
                                           Amortized        holding       holding        Fair
                                              cost           gains         losses       value
                                           ---------      ----------    ----------    -------
               Commercial paper              $ 9,884           $ 63        $ --       $ 9,947
                                             =======           ====        ====       =======

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (d)  Other disclosures required by US GAAP (continued):

          (i)  Debt and equity investments (continued):

               At June 30, 2002

                                                        Gross          Gross
                                                      unrealized    unrealized
                                        Amortized      holding        holding          Fair
                                           cost         gains          losses         value
                                        ---------     ----------    ----------       --------
               Canadian money
                  market securities      $ 13,987      $     --       $     --       $ 13,987
               Canadian corporate
                  debt securities           9,026            --            (37)         8,989
                                         --------      --------       --------       --------
                                         $ 23,013      $     --       $    (37)      $ 22,976
                                         ========      ========       ========       ========

          (ii) Supplementary information:

               Under US GAAP and SEC rules, separate disclosure is required for the following statement of operations item. There is not similar requirement under Canadian GAAP.

                                         2003     2002
                                        -----    -----
               Rental expense           $ 485    $ 407
                                        =====    =====

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)


16. CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (d)  Other disclosures required by US GAAP (continued):

          (iii) Development stage company (continued):

               The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided.

               The statement of shareholders' equity since date of inception under US GAAP is presented below:



                                         Common shares                Class A shares            1st Preference
                                    ----------------------       -----------------------    ---------------------
                                      Number       Dollars       Number         Dollars      Number       Dollars
                                    ---------      -------       ------         --------    ---------     -------
Period ended October 14, 1994:
 Shares issued
  for cash                            850,000           --           --               --      400,000          546
 Net loss                                  --           --           --               --           --           --
                                    ---------      -------        -----          -------    ---------        -----
 Balance, October 14, 1994            850,000           --           --               --      400,000          546

Period ended September 30, 1995:
 Shares issued
  for cash                                 --           --           --               --      600,000          811
 Net loss                                  --           --           --               --           --           --
                                    ---------      -------        -----          -------    ---------        -----
 Balance, September 30, 1995          850,000           --           --               --    1,000,000        1,357

Year ended September 30, 1996:
 Shares issued
  for cash                                 --           --           --               --           --           --
 Shares issued
  for services                        275,076           41           --               --           --           --
 Share issue costs                         --           --           --               --           --           --
 Net loss                                  --           --           --               --           --           --
                                    ---------      -------        -----          -------    ---------        -----
 Balance, September 30, 1996        1,125,076           41           --               --    1,000,000        1,357

Year ended September 30, 1997:
 Net loss                                  --           --           --               --           --           --
                                    ---------      -------        -----          -------    ---------        -----
 Balance, September 30, 1997        1,125,076           41           --               --    1,000,000        1,357




                                         Special shares         Additional                     Total
                                     -----------------------     paid-in                   shareholders'
                                      Number         Dollars      capital      Deficit        equity
                                     ---------       -------    ----------    ----------   ------------
Period ended October 14, 1994:
 Shares issued
  for cash                                  --            --    $       --    $       --    $      546
 Net loss                                   --            --            --          (551)         (551)
                                     ---------        ------    ----------    ----------    ----------
 Balance, October 14, 1994                  --            --            --          (551)           (5)

Period ended September 30, 1995:
 Shares issued
  for cash                                  --            --            --            --           811
 Net loss                                   --            --            --        (1,787)       (1,787)
                                     ---------        ------    ----------    ----------    ----------
 Balance, September 30, 1995                --            --            --        (2,338)         (981)

Year ended September 30, 1996:
 Shares issued
  for cash                           5,595,001        10,071            --            --        10,071
 Shares issued
  for services                              --            --            --            --            41
 Share issue costs                          --          (217)           --            --          (217)
 Net loss                                   --            --            --        (2,169)       (2,169)
                                     ---------        ------    ----------    ----------    ----------
 Balance, September 30, 1996         5,595,001         9,854            --        (4,507)        6,745

Year ended September 30, 1997:
 Net loss                                   --            --            --        (2,391)       (2,391)
                                     ---------        ------    ----------    ----------    ----------
 Balance, September 30, 1997         5,595,001         9,854            --        (6,898)        4,354


NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (d)  Other disclosures required by US GAAP (continued):

          (iii) Development stage company (continued):

               The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided (continued):

               The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):



                                         Common shares                Class A shares            1st Preference
                                    ----------------------       -----------------------    ---------------------
                                      Number       Dollars       Number         Dollars      Number       Dollars
                                    ---------      -------       ------         --------    ---------     -------

Balance, September 30, 1997
 brought forward                    1,125,076           41           --             --       1,000,000      1,357

Year ended September 30, 1998:
 Conversion into
  Class A shares                           --           --    6,595,001         11,211      (1,000,000)    (1,357)
 Shares issued
  for cash                                 --           --    3,138,770         10,201              --         --
 Exercise of options                    5,500            2           --             --              --         --
 Share issue costs                         --           --           --           (550)             --         --
 Net loss                                  --           --           --             --              --         --
                                    ---------      -------    ---------         ------      ----------     ------
 Balance, September 30, 1998        1,130,576           43    9,733,771         20,862              --         --

Period ended June 30, 1999:
 Shares issued
  for cash                                 --           --    1,483,224          5,562              --         --
 Exercise of options                   29,314           11           --             --              --         --
 Share issue costs                         --           --           --           (106)             --         --
 Net loss                                  --           --           --             --              --         --
                                    ---------      -------    ---------         ------      ----------     ------
 Balance, June 30, 1999             1,159,890           54   11,216,995         26,318              --         --



                                       Special shares         Additional                     Total
                                   -----------------------     paid-in                   shareholders'
                                    Number         Dollars      capital      Deficit        equity
                                   ---------       -------    ----------    ----------   ------------

Balance, September 30, 1997
 brought forward                   5,595,001         9,854    $       --   $   (6,898)   $    4,354

Year ended September 30, 1998:
 Conversion into
  Class A shares                  (5,595,001)       (9,854)           --           --            --
 Shares issued
  for cash                                --            --            --           --        10,201
 Exercise of options                      --            --            --           --             2
 Share issue costs                        --            --            --           --          (550)
 Net loss                                 --            --           602       (6,824)       (6,222)
                                  ----------        ------    ----------   ----------    ----------
 Balance, September 30, 1998              --            --           602      (13,722)        7,785

Period ended June 30, 1999:
 Shares issued
  for cash                                --            --            --           --         5,562
 Exercise of options                      --            --            --           --            11
 Share issue costs                        --            --            --           --          (106)
 Net loss                                 --            --           303       (3,887)       (3,584)
                                  ----------        ------    ----------   ----------    ----------
 Balance, June 30, 1999                   --            --           905      (17,609)        9,668


NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (d)  Other disclosures required by US GAAP (continued):

          (iv) Development stage company (continued):

               The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided (continued):

               The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):


                                         Common shares                Class A shares            1st Preference
                                    ----------------------       -----------------------    ---------------------
                                      Number       Dollars       Number         Dollars      Number       Dollars
                                    ---------      -------       ------         --------    ---------     -------

Balance, June 30, 1999
 brought forward                    1,159,890            54     11,216,995      26,318           --            --

Year ended June 30, 2000:
 Shares issued
  for cash                            180,723           750         63,442         238           --            --
 Exercise of options                   12,177             4             --          --           --            --
 Exercise of warrants                      --            --        111,467         362           --            --
 Conversion of
  Class A shares                   11,391,904        26,918    (11,391,904)    (26,918)          --            --
 Initial public offering            3,878,787        32,000             --          --           --            --
 Share issue costs                         --        (2,739)            --          --           --            --
 Net loss                                  --            --             --          --           --            --
                                   ----------        ------    -----------     -------      -------       -------
 Balance June 30, 2000             16,623,481        56,987             --          --           --            --

Year ended June 30, 2001:
 Exercise of over-
  allotment option                    581,818         4,800             --          --           --            --
 Shares issued
  for cash                            321,035         3,807             --          --           --            --
 Exercise of options                  435,438           205             --          --           --            --
 Exercise of warrants                  34,447            79             --          --           --            --
 Share issue expenses                      --          (565)            --          --           --            --
 Net loss                                  --            --             --          --           --            --
                                   ----------        ------    -----------     -------      -------       -------
 Balance, June 30, 2001            17,996,219        65,313             --          --           --            --




                                   Special shares         Additional                     Total
                               -----------------------     paid-in                   shareholders'
                                Number         Dollars      capital      Deficit        equity
                               ---------       -------    ----------    ----------   ------------

Balance, June 30, 1999
 brought forward                      --            --     $     905     $ (17,609)   $     9,668

Year ended June 30, 2000:
 Shares issued
  for cash                            --            --            --            --            988
 Exercise of options                  --            --            --            --              4
 Exercise of warrants                 --            --            --            --            362
 Conversion of
  Class A shares                      --            --            --            --             --
 Initial public offering              --            --            --            --         32,000
 Share issue costs                    --            --            --            --         (2,739)
 Net loss                             --            --           334        (5,915)        (5,581)
                               ---------       -------     ---------     ---------    -----------
 Balance June 30, 2000                --            --         1,239       (23,524)        34,702

Year ended June 30, 2001:
 Exercise of over-
  allotment option                    --            --            --            --          4,800
 Shares issued
  for cash                            --            --            --            --          3,807
 Exercise of options                  --            --            --            --            205
 Exercise of warrants                 --            --            --            --             79
 Share issue expenses                 --            --            --            --           (565)
 Net loss                             --            --           260        (2,947)        (2,687)
                               ---------       -------     ---------     ---------    -----------
 Balance, June 30, 2001               --            --         1,499       (26,471)        40,341

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (d) Other disclosures required by US GAAP (continued):

          (iii) Development stage company (continued):

               The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided (continued):

               The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

                                         Common shares                Class A shares            1st Preference
                                    ----------------------       -----------------------    ---------------------
                                      Number       Dollars       Number         Dollars      Number       Dollars
                                    ---------      -------       ------         --------    ---------     -------
Balance, June 30, 2001
 brought forward                    17,996,219       65,313         --               --            --         --

Year ended June 30, 2002:
 Exercise of options                    32,125           11         --               --            --         --
 Net loss                                   --           --         --               --            --         --
                                    ----------       ------      -----          -------       -------      -----
 Balance, June 30, 2002             18,028,344       65,324         --               --            --         --

Year ended June 30, 2003:
 Shares issued for
  cash                               4,000,000       15,148         --               --            --         --
 Exercise of warrants                  836,644        1,904         --               --            --         --
 Exercise of options                   618,036          929         --               --            --         --
 Share issue costs                          --         (537)        --               --            --         --
 Net loss                                   --           --         --               --            --         --
                                    ----------       ------      -----          -------       -------      -----
 Balance, June 30, 2003             23,483,024       82,768         --               --            --         --
                                    ==========       ======      =====          =======       =======      =====




                                     Special shares         Additional                     Total
                                 -----------------------     paid-in                   shareholders'
                                  Number         Dollars      capital      Deficit        equity
                                 ---------       -------    ----------    ----------   ------------
Balance, June 30, 2001
 brought forward                      --            --       $    1,499   $  (26,471)   $   40,341

Year ended June 30, 2002:
 Exercise of options                  --            --               --           --            11
 Net loss                             --            --              111      (13,586)      (13,475)
                                   -----         -----       ----------   ----------    ----------
 Balance, June 30, 2002               --            --            1,610      (40,057)       26,877

Year ended June 30, 2003:
 Shares issued for
  cash                                --            --               --           --        15,148
 Exercise of warrants                 --            --               --           --         1,904
 Exercise of options                  --            --               --           --           929
 Share issue costs                    --            --               --           --          (537)
 Net loss                             --            --               83      (19,701)      (19,618)
                                   -----         -----       ----------   ----------    ----------
 Balance, June 30, 2003               --            --       $    1,693   $  (59,758)   $   24,703
                                   =====         =====       ==========   ==========    ==========

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (d)  Other disclosures required by US GAAP (continued):

          (iv) Recent accounting pronouncements:

               In April 2003, the Financial Accounting Standards Board ("FASB") issued FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. In May 2003, FASB issued FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003. The Company does not expect FAS 149 and 150 to have a material impact on its financial statements.

               The Emerging Issues Task Force ("EITF") reached a consensus on issue 00-21, Revenue Arrangements with Multiple Deliverables. This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect this guidance to have a material impact on its financial statements.

               In December 2002, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Together, these two Sections supersede the write-down and disposal provisions of
               Section 3061, Property, Plant and Equipment as well as Section 3475, Discontinued Operations. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.
               Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

16.  CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (d)  Other disclosures required by US GAAP (continued):

          (iv) Recent accounting pronouncements (continued):

               Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Company, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003. The revised standards contained in Section 3475 on disposal of long-lived assts and discontinued operations are applicable to disposal activities initiated by the Company's commitment to a plan on or after May 1, 2003. The Company does not expect that the adoption of these standards will have a material effect on its financial statements.

17.  COMPARATIVE FIGURES:

     Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

18.  SUBSEQUENT EVENTS:

     (a)  Exercise of warrants and options:

          In July and August 2003, the Company issued 178,907 common shares pursuant to the exercise of 106,785 warrants and 72,122 options for an aggregate cash consideration of $400.

NEUROCHEM INC.

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003
(in thousands of Canadian dollars, except per share data)

18.  SUBSEQUENT EVENTS (CONTINUED):

     (b)  Litigation:

          The Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. On August 12, 2003, Immtech filed certain legal proceedings with the United States District Court with respect to a dispute regarding the agreement. The Company is vigorously defending these proceedings. In the opinion of management, none of the compounds involved in the dispute are relevant to the Company's product candidates and the Company does not believe these proceedings will have any material impact on its business.

                                                                      DOCUMENT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



THE FOLLOWING ANALYSIS EXPLAINS THE VARIATIONS IN THE CONSOLIDATED RESULTS OF OPERATIONS, FINANCIAL POSITION AND CASHFLOWS OF NEUROCHEM INC. AS AT AND FOR THE YEARS ENDED JUNE 30, 2003, 2002 AND 2001. THIS ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NEUROCHEM INC. AND RELATED NOTES, INCLUDED THEREIN, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"). A RECONCILIATION TO US GAAP OF THE NET LOSS AND SHAREHOLDERS' EQUITY REPORTED IN ACCORDANCE WITH CANADIAN GAAP IS PRESENTED IN NOTE 16 OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS. UNLESS OTHERWISE INDICATED, AMOUNTS ARE PRESENTED IN CANADIAN DOLLARS.

The forward-looking statements in this discussion regarding our industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the "Risk and Uncertainties" section. Our actual results may differ materially from those contained in any forward-looking statements.


OVERVIEW

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders. We have three orally administered product candidates in clinical trials and one product candidate in pre-clinical development, each targeting disorders for which there are currently no known cures.

Since inception, our business activities have been devoted principally to research and development. Accordingly, we have not been profitable to date and have not received any revenues other than from collaborative research and license agreements and interest income. Until commercialization of our product candidates, either alone or in collaboration, we expect losses to continue as we invest in product research and development, pre-clinical testing, clinical trials and regulatory compliance for our product candidates. Moreover, we expect operating losses to increase as our product candidates enter more advanced stages of clinical development. Since inception, research and development expenditures totaled $68,108,000, before research tax credits and grants of $16,984,000. We do not anticipate generating revenues from product sales in the near future. Until commercialization of our product candidates, we expect that the principal sources of funds would be limited to proceeds from equity or debt financing, interest income, revenues from collaborative research and license agreements, research tax credits and grants.

We completed two significant strategic private placements totaling $15,148,000 to Picchio Pharma Inc. ("Picchio Pharma"), a company established between a trust of which Dr. Francesco Bellini, O.C. is a beneficiary and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada.

During the year, we transitioned our business from a research and development focused company to a product-driven company and concentrated our activities on neurological disorders. In a strategic move aimed at focusing on our core expertise, we completed a technology transfer pertaining to our Diabetes program to Innodia Inc. ("Innodia"), a company focused exclusively on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia. We also invested $500,000 in a private placement concluded by Innodia. As at June 30, 2003, we indirectly owned a 31% equity interest in Innodia. This strategy will eliminate funding requirements associated with our Diabetes program while allowing us to share in the program's economic potential as an indirect shareholder of Innodia.

Our product pipeline has made significant progress during the year. Fibrillex(TM), our most advanced product candidate to treat AA Amyloidosis, completed patient recruitment for its Phase II/III clinical trial. Alzhemed(TM), our next most advanced product candidate for the treatment of Alzheimer's Disease, completed a Phase II clinical trial. Cerebril(TM), our product candidate to treat Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, initiated a Phase II clinical trial during the year. A compound for the treatment of epileptic seizures due to Traumatic Brain Injury is advancing through pre-clinical testing. Advancement of these product candidates to more advanced development stages will entail a significant increase in our operating expenses as we approach the commercialization of our products.

We are determined to optimize the time necessary to bring our product candidates to market and are aligning both financial and human resources accordingly. Our goal is to become a leading biopharmaceutical company in the development and commercialization of innovative therapeutics for neurological disorders.


SUMMARY OF OPERATING RESULTS

TWELVE MONTHS ENDED JUNE 30, 2003 COMPARED TO TWELVE MONTHS ENDED JUNE 30, 2002

Revenues for the year ended June 30, 2003 amounted to nil compared to $2,271,000 for the same period last year. The decrease is due to the termination in the second quarter of 2002 of the collaborative research and license agreement with
H. Lundbeck A/S ("Lundbeck"). As a result of the termination of this agreement, we have regained our ownership rights on drug molecules aimed at treating Alzheimer's Disease, including Alzhemed(TM).

Research and development expenditures, before research tax credits and grants, amounted to $18,782,000 for the year ended June 30, 2003, compared to $15,304,000 for the year ended June 30, 2002. The increase is a direct result of our product candidates progression to more advanced stages of clinical development during the year. Alzhemed(TM) and Cerebril(TM) were in Phase II clinical trials during the current year compared to Phase I last year, and Fibrillex(TM) completed patient recruitment for its Phase II/III clinical trial during fiscal year 2003. As at June 30, 2003, approximately 240 patients were enrolled in clinical trials compared to approximately 50 patients a year earlier.

Research tax credits amounted to $1,410,000 for the year ended June 30, 2003 compared to $1,048,000 for the corresponding period last year. The increase is in line with the corresponding increase in research and development expenses qualifying for such tax credits.

Research and other grants amounted to $1,895,000 for the year ended June 30, 2003 compared to $2,071,000 for the corresponding period last year. Research grants refer principally to investment contributions under the Technology Partnerships Canada ("TPC") Program received by us for the development of Alzhemed(TM) as well as payments received from the FDA for the development of Fibrillex(TM).

General and administrative expenses amounted to $7,184,000 for the fiscal year 2003 compared to $3,698,000 for the fiscal year 2002. The increase is mainly due to the hiring of new employees, increased awareness and educational activities related to AA Amyloidosis, increased professional fees due to increased corporate development activities, as well as non-recurring expenses of $873,000 incurred in connection with the departure of two senior officers.

Depreciation and amortization expense for the fiscal year 2003 increased to $1,197,000 compared to $888,000 for fiscal year 2002. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs, during the past year.

Interest and bank charges for the fiscal year 2003 amounted to $144,000 compared to $232,000 for the fiscal year 2002. The decrease is primarily attributable to lower external fees associated with the management of our cash resources.

Interest income for the year ended June 30, 2003 amounted to $800,000 compared to $1,144,000 for the same period the previous year. The decrease results from lower average cash balances in the current year, compared to the same period last year.

Gain on disposal of intellectual property amounted to $3,484,000 in fiscal 2003 and represents the gain realized on the technology transfer related to our pre-clinical Diabetes program to Innodia.

Net loss for the year ended June 30, 2003 amounted to $19,618,000 ($0.90 per share) compared to $13,475,000 for the year ended June 30, 2002 ($0.75 per share).


TWELVE MONTHS ENDED JUNE 30, 2002 COMPARED TO TWELVE MONTHS ENDED JUNE 30, 2001

The following analysis explaining the variations in the results of operations for the year ended June 30, 2002 and 2001 has been adjusted from previously issued Management's Discussion and Analysis of Financial Condition and Results of Operations to reflect reclassifications made to conform with the presentation of our financial statements adopted in the current year.

Revenues for the year ended June 30, 2002 amounted to $2,271,000 as compared to revenues of $6,370,000 for the same period in the prior year. The reduction in revenues was due to the termination in the second quarter of 2002 of the collaborative research and license agreement with Lundbeck. We received the last payment pursuant to such agreement in October 2001. As a result of the termination of this agreement, we regained our ownership rights on drug molecules aimed at treating Alzheimer's Disease, including Alzhemed(TM).

Research and development expenditures, before research tax credits and grants, increased to $15,304,000, for the fiscal year ended June 30, 2002, compared to $9,926,000 for fiscal 2001. The increase was due to the progression of the product candidates in our pipeline. Three product candidates were in clinical trials in 2002 compared to two in fiscal 2001.

Research tax credits amounted to $1,048,000 for the year ended June 30, 2002 compared to $752,000 for the corresponding period in the prior year. The increase is in line with the corresponding increase in research and development expenses qualifying for such tax credits.

Research and other grants amounted to $2,071,000 for the year ended June 30, 2002 compared to $1,837,000 for the year ended June 30, 2001. The increase was due to payments received from the FDA as part of a grant of approximately $1,400,000 to support the Phase II/III clinical trial in the United States for Fibrillex(TM), as well as higher investment contributions received from the TPC in 2002 based on increased qualifying expenditures.

General and administrative expenses amounted to $3,698,000 for the fiscal year 2002 as compared to $3,189,000 for the fiscal 2001 period. The increase was mainly due to increased activity level, including increased salary costs from the hiring of additional personnel, higher corporate communication expenses and higher legal fees due to increased corporate development activities.

Depreciation and amortization expense for the fiscal year 2002 increased to $888,000 compared to $422,000 for fiscal 2001. The increase was primarily due to the acquisition of research equipment towards the end of fiscal 2001 and during the course of fiscal 2002.

Interest and bank charges for the fiscal year 2002 increased to $232,000 compared to $127,000 for fiscal 2001. The increase is primarily attributable to higher external fees associated with the management of our cash resources.

Interest income for the year ended June 30, 2002 amounted to $1,144,000 compared to $1,979,000 for the same period the previous year. The decrease results from lower average cash balances in fiscal 2002.

Net loss for the year ended June 30, 2002 amounted to $13,475,000 ($0.75 per share) compared to $2,687,000 ($0.15 per share) for the corresponding period in the prior year.


LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2003, we had cash, cash equivalents and marketable securities of $16,334,000 compared to $24,162,000 a year earlier. The decrease is due to funds used in operations and for additions to property and equipment, net of proceeds received from the issuance of shares to Picchio Pharma and from the exercise of options and warrants.

Additions to property and equipment for the year ended June 30, 2003 amounted to $1,638,000 compared to $946,000 in 2002 and $2,122,000 in 2001. The main additions to property and equipment during the 2003 fiscal period were research equipment ($790,000) and software ($532,000). In the comparable 2002 period, additions to property and equipment amounted to $946,000, consisting mainly of research equipment ($738,000). In the 2001 fiscal year, additions to property and equipment amounted to $2,122,000 and were mainly attributable to leasehold improvements ($1,089,000) and research equipment ($881,000). Additions to patent costs in the 2003 fiscal year amounted to $538,000 compared to $1,156,000 in the 2002 fiscal year and $424,000 in the 2001 fiscal period.

Proceeds from the issue of share capital for the year ended June 30, 2003 amounted to $17,981,000 and are mainly related to two investments by Picchio Pharma during the year for a total of $15,148,000. In July 2002, Picchio Pharma purchased 2.8 million units of the Company at a price of $2.50 per unit for a total cash consideration of $7,000,000. The units were comprised of one Common Share and one warrant exercisable anytime within a three-year period, at the exercise price of $3.13. In February 2003, we issued 1.2 million additional units to Picchio Pharma at a price of $6.79 per unit for a total cash consideration of $8,148,000. The units were comprised of one Common Share and one warrant exercisable anytime within a three-year period, at the exercise price of $7.81.

We invest our available cash resources, in a manner consistent with our goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.


RISKS AND UNCERTAINTIES

Since inception, we have experienced operating losses and our products have not yet been marketed commercially. Our product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. Our business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical and other biotechnology companies.

Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of our products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of our products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by us.

Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, we place considerable importance on obtaining and maintaining patent and trade secret protection for our significant discoveries. There can be no assurance that any pending patent application filed by us will mature into issued patents. Furthermore, there can be no assurance that our existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Our commercial success will also depend in part on us not infringing patents or proprietary rights of others.

We are currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of our products. There is no assurance that the arrangements with these third parties will provide benefits we expect. There can also be no assurance that we will be successful in marketing and distributing our products, or that we will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that we will generate revenue or achieve profitability.

Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. We intend to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.


OUTLOOK

We believe that our available cash and short-term investments, expected interest income, estimated funding from research, potential partnerships and licensing agreements, research tax credits, grants, access to capital markets and support from our principal shareholder should be sufficient to finance our operations and capital needs for the coming year. However, in light of the inherent uncertainties associated with the regulatory approval process and our ability to secure additional research, partnerships and/or licensing agreements, further financing may be required to support our operations in the future.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.      UNDERTAKING

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.      CONSENT TO SERVICE OF PROCESS

        The Registrant has previously filed with the Commission a Form F-X.

                       DISCLOSURE CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this report, the Registrant's Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As of the end of the period covered by this report, there were no changes in the Registrant's internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

                                    SIGNATURE

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                 NEUROCHEM INC.

November 14, 2003        By:   /s/ Francesco Bellini
                               ------------------------
                               Dr. Francesco Bellini
                               Chairman of the Board and Chief Executive Officer

                                  EXHIBIT INDEX

NUMBER      DOCUMENT

  1.        Consent of KPMG LLP

  2. Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini)

  3. Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Claude Michaud)

  4. Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini)

  5. Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Claude Michaud)