Form 40-F
NEUROCHEM INC
filed 2004-05-13
CIK 1259942

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 40-F
            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                                Commission File Number 000-50393
For the six-month period ended December 31, 2003
--------------------------------------------------------------------------------
                                 NEUROCHEM INC.
             (Exact name of Registrant as specified in its charter)

             Canada                                 2834                   Not Applicable
(Province or other jurisdiction of      (Primary Standard Industrial      (I.R.S. Employer
  incorporation or organization)         Classification Code Number)     Identification No.)


                          275 ARMAND FRAPPIER BOULEVARD
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
   (Address and telephone number of Registrant's principal executive offices)

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

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                   The Registrant had 29,775,127 Common Shares
                       Outstanding as at December 31, 2003

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                              Yes [ ]     No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding
 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [ ]

                               PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.  ANNUAL INFORMATION FORM

Annual Information Form of the Registrant for the six-month period ended December 31, 2003.

B.  CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS

Consolidated Audited Financial Statements of the Registrant for the six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003 together with the auditors' report thereon, including a reconciliation to United States generally accepted accounting principles.

C.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion of Financial Conditions and Results of Operations of the Registrant for the fiscal years referred to above.

DISCLOSURE CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this report, the Registrant's Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As of the end of the period covered by this report, there were no changes in the Registrant's internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

A.  IDENTIFICATION OF AUDIT COMMITTEE

The following persons comprise the Audit Committee: Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier and Mr. John Molloy.

B.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Graeme K. Rutledge is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F).

CODE OF ETHICS

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its employees (including its principal executive officer, principal financial officer and controller). The code of ethics is attached as an exhibit and filed with this Form 40-F. Since the adoption of the code of ethics, there have not been any amendments to the code of ethics or waivers, including implicit waivers, from any provision of the code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company has paid KPMG LLP ("KPMG"), its external auditors, the following fees in each of the last two fiscal periods.

AUDIT FEES

The following sets forth the aggregate fees paid for each of the two past fiscal periods for professional fees to KPMG for the audit of the annual financial statements or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal periods.

      Fiscal year ended June 30, 2003                        Cdn $53,700

      Audit of consolidated financial statements
      for the six-month period ended December 31, 2003       Cdn $64,040

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal periods for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:

      Fiscal year ended June 30, 2003
      Review of interim financial statements                  Cdn $23,200
      Translation services                                    Cdn $16,200

      Six-month period ended December 31, 2003
      Review of interim financial statements                  Cdn $10,500
      Public offering                                         Cdn $206,000
      Comments on accounting treatment
      or requirements of various transactions                 Cdn $43,870
      Translation services                                    Cdn $31,400

NON-AUDIT AND TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal periods for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

      Fiscal year ended June 30, 2003
      Assistance with corporate reorganization
         and tax compliance work                               $119,700

      Six-month period ended December 31, 2003
      Review of various business opportunities,
         sales tax and US tax issues                           $38,300

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal periods for products and services provided by the principal accountant not described above:

       Fiscal year ended June 30, 2003                           None

       Six-month period ended December 31, 2003                  None

AUDIT COMMITTEE APPROVAL

The Registrant's audit committee pre-approves every engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the audit committee.

Prior to the beginning of each fiscal period, the Registrant seeks audit committee approval for all services expected to be rendered by KPMG during the coming year. If during the course of the year, the Registrant requires a service to be performed that is not contemplated in the list of pre-approved services the Registrant seeks approval from the Chairman of the audit committee for KPMG to proceed with such service, which approval requires subsequent ratification at the next meeting of the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements required to be disclosed in this annual report on Form 40-F.

CONTRACTUAL OBLIGATIONS

                                                         Payments Due by Period
                                                        (in thousand Canadian $)
                                   ----------------------------------------------------------------
     Contractual Obligations       Total  Less than 1 year  1-3 years  3-5 years  More than 5 years
     -----------------------       -----  ----------------  ---------  ---------  -----------------
Obligations under capital leases     901        470             431        Nil           Nil
Operating leases                   2,184        508           1,052        392           232
Management fees                    1,120        960             160        Nil           Nil

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NASDAQ NATIONAL MARKET ("NASDAQ")

The Registrant was granted an exemption from Marketplace Rule 4350(f) requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer's common voting stock. This exemption was granted because Nasdaq's requirements regarding Marketplace Rule 4350(f) are contrary to generally accepted business practices in Canada.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS:

Number      Document
------      --------

1. Annual Information Form of the Registrant for the fiscal year ended December 31, 2003.

2. Consolidated Audited Financial Statements of the Registrant for the six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003 together with the auditors' report thereon, including a reconciliation to United States generally accepted accounting principles.

3. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the fiscal years referred to above.

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

        May 13, 2004


                               NEUROCHEM INC.


                           By:  /s/ Francesco Bellini
                               -------------------------------------------------
                               Dr. Francesco Bellini
                               Chairman of the Board and Chief Executive Officer

                                  EXHIBIT INDEX

NUMBER      DOCUMENT
------      --------

1. Annual Information Form of the Registrant for the fiscal year ended December 31, 2003.

2. Consolidated Audited Financial Statements of the Registrant for the six-month period ended December 31, 2003, years ended June 30, 2003 and 2002 and for the period from inception (June 17, 1993) to December 31, 2003 together with the auditors' report thereon, including a reconciliation to United States generally accepted accounting principles.

3. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the fiscal years referred to above.

4.          Consent of KPMG LLP

5. Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini)

6. Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Claude Michaud)

7. Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini)

8. Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Claude Michaud)

9.          Code of Ethics