Form 40-F
period 2004-12-31
NEUROCHEM INC
filed 2005-03-31
CIK 1259942

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

For the fiscal year ended December 31, 2004     Commission File Number 000-50393

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


                          275 ARMAND-FRAPPIER BOULEVARD
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
   (Address and telephone number of Registrant's principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period
                          covered by the annual report:
                   The Registrant had 30,320,419 Common Shares
                      Outstanding as at December 31, 2004

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                           Yes     . 82-     . No X  .
                               ____      ____    ____


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                Yes  X . No    .
                                    ___     ___

PRINCIPAL DOCUMENTS


The following documents have been filed as part of this Annual Report on Form 40-F:

A.       ANNUAL INFORMATION FORM

Annual Information Form of the Registrant for the fiscal year ended December 31, 2004.

B.       CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated balance sheets of the Registrant as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2004, the six-month period ended December 31, 2003, the year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004, together with the auditors' report thereon, including a reconciliation to United States generally accepted accounting principles.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2004 compared to the unaudited twelve-month period ended December 31, 2003, and for the six-month period ended December 31, 2003 compared to the unaudited six-month period ended December 31, 2002.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company has paid KPMG LLP ("KPMG"), its external auditors, the following fees in each of the last three fiscal periods.

AUDIT FEES

The following sets forth the aggregate fees paid for each of the last three fiscal periods for professional fees to KPMG for the audit of the annual financial statements or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal periods.


      Fiscal year ended December 31, 2004                  Cdn $75,000
      Six-month period ended December 31, 2003             Cdn $64,040
      Fiscal year ended June 30, 2003                      Cdn $53,700

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last three fiscal periods for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:


         Fiscal year ended December 31, 2004
         Review of interim financial statements                        Cdn $50,525
         Translation services                                          Cdn $8,240
         Sundry accounting consultations                               Cdn $29,250

         Six-month period ended December 31, 2003
         Review of interim financial statements                        Cdn $10,500
         Public offering                                               Cdn $206,000
         Sundry accounting consultations                               Cdn $43,870
         Translation services                                          Cdn $31,400

         Fiscal year ended June 30, 2003
         Review of interim financial statements                        Cdn $23,200
         Translation services                                          Cdn $16,200

TAX FEES

The following sets forth the aggregate fees billed in each of the last three fiscal periods for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

         Fiscal year ended December 31, 2004
         Preparation of corporate tax returns, review of tax implications of various transactions and other matters, sales tax issues,
            and various taxation consultations                                    Cdn $221,354

         Six-month period ended December 31, 2003
         Review of various business opportunities,
            sales tax and US tax issues                                           Cdn $38,300

         Fiscal year ended June 30, 2003
         Assistance with corporate reorganization
            and tax compliance work                                               Cdn $119,700


ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last three fiscal periods for products and services provided by the principal accountant not described above:

         Fiscal year ended December 31, 2004                  None
         Six-month period ended December 31, 2003             None
         Fiscal year ended June 30, 2003                      None

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements required to be disclosed in this annual report on Form 40-F other than those described at Note 13(d) of the audited consolidated balance sheets of the Registrant as at December 31, 2004.

CONTRACTUAL OBLIGATIONS

                                                                 Payments Due by Period
                                                               (in thousand Canadian $)
                                     ------------------------------------------------------------------------------
                                                    Less than 1                                         More than 5
Contractual Obligations               Total             year          1-3 years         3-5 years          years
-------------------------            ------         -----------       ---------         ---------       -----------
Obligations under capital
leases                                  416              416              Nil               Nil              Nil
Long-term debt                       10,136              686            1,400             8,050              Nil
Operating leases                      1,094              303              327               296              168
Clinical Trials                       6,152            2,222            3,930               Nil              Nil
Management fees                       7,000            2,400            4,600               Nil              Nil

Total                                24,798            6,027           10,257             8,346              168


On December 1, 2004, the Company entered into an agreement with its Chief Executive Officer, Dr. Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. The agreement is subject to regulatory and shareholder approval in 2005.

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


DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS:

Number            Document
------            --------

1.       Annual Information Form of the Registrant for the fiscal year ended
         December 31, 2004.

2. The audited consolidated balance sheets of the Registrant as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2004, the six-month period ended December 31, 2003, the year ended June
         30, 2003 and for the period from inception (June 17, 1993) to December
         31, 2004, including a reconciliation to United States generally accepted accounting principles.

3.       Management's Discussion and Analysis of Consolidated Financial
         Condition and Results of Operations of the Registrant for the year ended December 31, 2004 compared to the unaudited twelve-month period ended December 31, 2003, and for the six-month period ended December
         31, 2003 compared to the unaudited six-month period ended December 31, 2002.

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

                             [NEUROCHEM INC. LOGO]


                                 NEUROCHEM INC.


                             ANNUAL INFORMATION FORM


                       FISCAL YEAR ENDED DECEMBER 31, 2004















                                                                  MARCH 31, 2005

                                TABLE OF CONTENTS




ITEM 1 - COVER PAGE...............................................................................................I

ITEM 2 - TABLE OF CONTENTS.......................................................................................II

ITEM 3 - CORPORATE STRUCTURE......................................................................................1
   NAME, ADDRESS AND INCORPORATION................................................................................1
   INTERCORPORATE RELATIONSHIPS AND REORGANIZATION................................................................1

ITEM 4 - OUR BUSINESS.............................................................................................1
   OUR PRODUCT CANDIDATES.........................................................................................2
   RESEARCH AND DEVELOPMENT PROGRAMS..............................................................................5
   RECENT DEVELOPMENTS............................................................................................5
   SALES AND MARKETING............................................................................................7
   OTHER PRODUCT CANDIDATES.......................................................................................8
   OUR PRODUCT TECHNOLOGY PLATFORM................................................................................8
   IMPORTANCE OF IDENTIFIABLE INTANGIBLE PROPERTIES...............................................................9
   INTELLECTUAL PROPERTY..........................................................................................9
   HUMAN RESOURCES...............................................................................................10
   FACILITIES....................................................................................................10
   RISK FACTORS..................................................................................................10

ITEM 5 - DIVIDENDS...............................................................................................19

ITEM 6 - DESCRIPTION OF CAPITAL STRUCTURE........................................................................19

ITEM 7 - MARKET FOR SECURITIES...................................................................................20

ITEM 8 - DIRECTORS AND OFFICERS..................................................................................20

ITEM 9 - LEGAL PROCEEDINGS.......................................................................................23

ITEM 10 - INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.............................................24

ITEM 11 - AUDIT COMMITTEE FINANCIAL EXPERT.......................................................................24

ITEM 12 - AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES............................................24

ITEM 13 - TRANSFER AGENT AND REGISTRAR...........................................................................26

ITEM 14 - INTEREST OF EXPERTS....................................................................................26

ITEM 15 - ADDITIONAL INFORMATION.................................................................................27


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

This annual information form contains forward-looking statements concerning the business, operations, financial performance and condition of Neurochem. When used in this annual information form the words "believe", "anticipate", "intend", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general state of the economy and competitive factors. More detailed information about these and other factors is included in this annual information form under the section entitled "Risk factors". Many of these factors are beyond our control; therefore, future events may vary substantially from what we currently foresee. You should not place undue reliance on such forward-looking statements. Neurochem is under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.

Unless otherwise noted, in this annual information form, all information is presented as at December 31, 2004.

ITEM 3 - CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

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

Our head office is located at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7.

INTERCORPORATE RELATIONSHIPS AND REORGANIZATION

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

ITEM 4 - OUR BUSINESS

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for a variety of neurological disorders.

OUR PRODUCT CANDIDATES

We currently have one program which has completed a Phase II/III clinical trial, one program in a Phase III clinical trial and another program which has completed a Phase IIa clinical trial, each targeting disorders for which there are currently no known cures and limited therapies. Because our drugs target what are known or believed to be the underlying causes of disorders and potentially inhibit their progression, they are known as "disease modifiers".

Our investigational product candidates consist of a new class of small molecules that mimic a type of naturally occurring component of proteoglycans known as glycosaminoglycans ("GAGs"). We call these molecules "GAG mimetics". By interacting with the amyloid protein, our molecules mimic GAGs and inhibit both the formation of fibrils and the resulting toxic effects. 1,3-propanedisulfonate (Fibrillex(TM)) and 3-amino-1-propanesulfonic acid (Alzhemed(TM) and Cerebril(TM)), our most advanced product candidates, are based on our GAG mimetics technology.

Fibrillex(TM), our most advanced product candidate, has completed a Phase II/III clinical trial. We expect to announce the results in the second quarter of 2005. Fibrillex(TM) is specifically targeted to treat Amyloid A Amyloidosis ("AA Amyloidosis"). In December 2004, through our wholly-owned subsidiary Neurochem (International) Limited, we entered into a definitive collaboration and distribution agreement with Centocor Inc., a wholly-owned subsidiary of Johnson & Johnson ("Centocor"), for the exclusive distribution rights for Fibrillex(TM) for the prevention and treatment of AA Amyloidosis. See "Recent developments".

Alzhemed(TM), our next most advanced product candidate, is our product for the treatment of Alzheimer's disease ("AD"). Alzhemed(TM) is currently in a Phase III clinical trial, designed to assess the efficacy and safety in mild-to-moderate AD patients. This trial began in North America in June 2004. We expect to complete the randomization of this North American trial by the end of the second quarter of 2005 or early in the third quarter of 2005. We are in discussions with various potential partners for collaboration and commercialization with respect to Alzhemed(TM). We have received several proposals to date from various parties, and these proposals are currently under consideration and discussion.

Cerebril(TM), our third product candidate, is designed to treat Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy ("CAA"). Cerebril(TM) completed a Phase IIa clinical trial in January 2004. We expect to commence a Phase IIb trial to test the safety and efficacy of Cerebril(TM) for the prevention of the recurrence of Hemorrhagic Stroke due to CAA near year-end 2005.

Our focus in neurology has also led to the development of compounds to prevent epileptic seizures induced by Traumatic Brain Injury ("TBI"). We are conducting pre-clinical testing on a compound, NC-1461, for the prevention of epileptic seizures induced by TBI.

In addition to these clinical and developmental stage drug candidates, we have ongoing discovery programs that are focused on the development of next generation compounds for the treatment of AD and of a vaccine for AD, as well as researching various other aspects of neuroprotection and other amyloid-related disorders. Our vaccine program consists of a modified A(beta) peptide to induce an immune response.

We also have a minority investment in Innodia Inc., a company focused on developing therapeutic treatments for diabetes.

FIBRILLEX(TM) FOR AA AMYLOIDOSIS

Fibrillex(TM) is our product candidate for the treatment of AA Amyloidosis, a chronic, systemic disorder. AA Amyloidosis is characterized by the over-expression of Serum Amyloid A ("SAA"), a protein found in the blood that is produced in response to inflammation. SAA is a precursor to an amyloid protein known as the AA protein (Amyloid A). In AA Amyloidosis, the AA protein forms fibrils that accumulate in the kidney, gastrointestinal tract, spleen, liver and other internal organs, compromising their function. As AA Amyloidosis progresses, it results in serious illness, organ failure and potentially death. There is at present no known cure for the disorder, and patients with AA Amyloidosis normally have a life expectancy of five to 15 years. It is estimated that approximately 40,000 patients are diagnosed with AA Amyloidosis in the United States and Europe.

Fibrillex(TM) has received Fast-Track Designation from the US Food and Drug Administration (FDA). It has also been selected by the Cardio-Renal Drug Product Division of the FDA to be part of the Continuous Marketing Applications Pilot 2 program, which is aimed at expediting the development and availability to patients of investigational drugs. Fibrillex(TM) has also received Orphan Drug Status designation in the United States and Orphan Medicinal Product designation in Europe, which normally provide a drug seven and ten years of market exclusivity, respectively, upon regulatory approval.

The Phase II/III trial was a two-year, international, multi-center, randomized, double-blind, placebo-controlled, and parallel-designed trial conducted to investigate the safety and efficacy of Fibrillex(TM) in 183 patients suffering from AA Amyloidosis at 27 sites across the United States, Europe, Turkey and Israel. The most frequent underlying diseases in patients enrolled in the trial were rheumatoid arthritis and Familial Mediterranean Fever (49% and 19%, respectively).

Eighty-five percent of patients who completed the Phase II/III clinical trial joined an open-label extension study and are to receive Fibrillex(TM) for an additional two year period. Fibrillex(TM) has been well tolerated in these studies, and no major safety issues have been reported by the independent Data Safety Monitoring Board established to monitor the safety of patients during the trial.

ALZHEMED(TM) FOR ALZHEIMER'S DISEASE

Alzhemed(TM) is our product candidate for Alzheimer's Disease, a degenerative neurological disorder that progressively impairs a person's cognitive functions and gradually destroys the brain. According to the American Alzheimer's Association, it is estimated that over four and a half million North Americans are currently afflicted with AD. There is no cure currently available for AD, and existing drugs only treat symptoms such as cognitive function deficit. In its early stages, AD may cause only minor incidences of memory loss or forgetfulness. However, as it progresses, the symptoms multiply and intensify and the patient experiences the deterioration of both cognitive and motor functions, leading ultimately to death within an average of seven to 10 years. Although there is an increased prevalence with aging, AD is increasingly being diagnosed in individuals in their 50s and 60s.

The pathogenesis of AD is still somewhat ill-defined. It is now well recognized in published scientific material that, although there is an early onset form of the disease that is genetically inherited, the vast majority of cases have no known genetic cause and occur later in life. Common to all cases of AD is the deposition of amyloid fibrils in the brain. These fibrils result when the Amyloid (beta) protein (A(beta)), interacts with naturally occurring GAGs. We are pursuing an amyloid-based approach in developing a treatment for AD. Alzhemed(TM) is a small molecule that binds to soluble non-fibrillar A(beta) and inhibits it from interacting with naturally occurring GAGs. By inhibiting the binding of GAGs to A(beta), Alzhemed(TM) can prevent the A(beta) protein from assuming its fibrillar structure, thus inhibiting amyloid deposition in brain tissue and the associated toxicity and neuronal damage. Alzhemed(TM) is designed to stop the progression of the disease in symptomatic patients and has been shown to decrease amyloid deposition and to favor A(beta) clearance from the brain in an animal model of AD.

In June 2004, we initiated a North American Phase III clinical trial for Alzhemed(TM). The trial is a large multi-center, international, randomized, double-blind, placebo-controlled and parallel group study that will include approximately 950 patients with mild-to-moderate AD who will be treated for 18 months. The trial is being conducted at approximately 50 US and 20 Canadian clinical centers. As of March 22, 2005, 943 patients had been screened and of these 612 are now randomized and have been receiving study medication, either placebo or one of two doses of Alzhemed(TM). We expect to complete the randomization of this North American trial by the end of the second quarter of 2005 or early in the third quarter of 2005. The primary objective of the study is to evaluate the efficacy and safety of Alzhemed(TM). The primary efficacy endpoints of this study include the evaluation of cognitive abilities and a global measure of performance utilizing the Alzheimer's Disease Assessment Scale-cognitive subpart (ADAS-cog), and the Clinical Dementia Rating Scale-Sum of Boxes (CDR-SB). If treatment efficacy is established, disease modification will be assessed by measuring changes in brain volume by Magnetic Resonance Imaging (MRI). The Alzhemed(TM) European Phase III clinical trial is expected to be initiated in the second half of 2005. Alzhemed(TM) is Neurochem's first generation product candidate for AD.

Our Alzhemed(TM) Phase II clinical study, which concluded in March, 2003 and the results of which were released in June 2003, primarily investigated the safety, tolerability and pharmacokinetic profile of Alzhemed(TM) over a 12-week period in patients with mild-to-moderate AD. There were no safety findings of concern in the Phase II clinical trial. An open-label Phase II extension study was initiated in January of 2003, with patients invited to join the extension study as they completed the Phase II trial and all received Alzhemed(TM). On February 22, 2005, we announced that after 28 months on study medication and in line with previously released interim data, the majority of the mild patients showed a stabilized or improved cognitive function on the ADAS-cog test while the moderate AD patients had cognitive scores similar to comparable historical controls.

CEREBRIL(TM) FOR HEMORRHAGIC STROKE DUE TO CEREBRAL AMYLOID ANGIOPATHY

Cerebril(TM) is our product candidate to treat Hemorrhagic Stroke due to Cerebral Amyloid Angipathy, a fatal neurological disorder that is characterized by recurrent brain hemorrhage. Hemorrhagic Stroke due to CAA is a syndrome of recurrent strokes caused by amyloid deposits that cause blood vessels in the brain to rupture or otherwise malfunction. This type of stroke represents approximately seven percent of all strokes, with the incidence increasing as the population ages. It is typically diagnosed in patients aged 55 years or older with multiple hemorrhages confined to lobar brain regions and no other cause of hemorrhage. Hemorrhagic Stroke due to CAA can appear alone in some patients and is also a common pathology found in 50% or more of patients with AD. CAA is responsible for approximately 20% to 30% of bleeding strokes in the elderly.

Hemorrhagic Stroke due to CAA remains a largely untreated disorder which is often undiagnosed unless it is confirmed by an autopsy. No effective therapy has yet been developed. Cerebril(TM) is designed to prevent the recurrence of Hemorrhagic Stroke due to CAA by reducing the deposit of amyloid fibrils within the microvasculature of the brain. The active ingredient in Cerebril(TM) is the same compound as Alzhemed(TM) and therefore has the same chemical properties as Alzhemed(TM). Cerebril(TM) has been found to markedly reduce CAA in an animal model of brain amyloidosis.

In March 2004, Cerebril(TM) completed a Phase IIa clinical trial. The trial was a multi-center, randomized, double-blind and parallel-designed study, conducted in five centers in the United States. Twenty-four CAA patients with lobar cerebral hemorrhage were randomized to receive 3 different daily doses of Cerebril(TM) (100, 200 and 300 mg) for a period of twelve weeks. The data showed no safety findings of concern based on patients' clinical laboratory tests, vital signs and electrocardiograms during follow-up physical exams. An independent Data Safety Monitoring Board was put in place to monitor the safety of patients throughout the duration of the study. The Data Safety Monitoring Board for Cerebril(TM) did not report to us any safety findings of concern.

We expect to commence a Phase IIb clinical trial protocol in collaboration with the principal investigator and Clinical Advisory Board member for this product candidate, Steven M. Greenberg, M.D., Co-Director of the Neurology Clinical Unit of the Massachusetts General Hospital. The trial is expected to test the safety and efficacy of Cerebril(TM) for the prevention or recurrence of Hemorrhagic Stroke due to CAA.

NC-1461 - OUR SOLUTION TO EPILEPTIC SEIZURES DUE TO TBI

We have identified a series of compounds, of which NC-1461 is the lead candidate, to prevent epileptic seizures due to TBI.

In the United States, approximately 1.5 million people sustain a TBI each year. TBI causes severe damage to the brain with internal bleeding, inflammation and neuronal cell death. TBI can lead to an imbalance between the activities of two specialized types of neuronal cells. This imbalance is due to the uncontrolled up-regulation of excitatory neurons, coupled with a strong down-regulation of inhibitory neurons. The imbalance leads to an uncontrolled electrical discharge which manifests itself as an epileptic seizure. Approximately 13% of patients who have had a TBI will start experiencing epileptic seizures 12 to 18 months following their injury. Since it is impossible to identify patients with a TBI who will develop epileptic seizures, all patients who have suffered a TBI would benefit from treatment early on following the injury to prevent the later development of seizures.

PRODUCT PIPELINE

The following table illustrates the stage of development and the estimated date of filing with the FDA of a New Drug Application (NDA) and the filing of the European Medicines Evaluation Agency (EMEA) equivalent:

                                                                                                         ESTIMATED
                                                                                      ESTIMATED US     EUROPEAN EMEA
PRODUCT CANDIDATE    TARGET DISORDER               STAGE OF DEVELOPMENT               NDA FILING*        FILING*
-----------------  ------------------     ---------------------------------------     ------------     -------------
Fibrillex(TM)      AA Amyloidosis         Phase II/III clinical trial completed,       Q2 2005(1)         Q1 2006
                                          results expected Q2 2005
Alzhemed(TM)       Alzheimer's Disease    North American Phase III clinical trial        2007(2)          2007(2)
                                          on-going
                                          European Phase III clinical trial              2008(2)          2008(2)
                                          expected to commence in the second half
                                          of 2005
Cerebril(TM)       Hemorrhagic Stroke     Phase IIa clinical trial completed               (3)              (3)
                   due to CAA


* The actual date of filing, if any, can vary widely depending on a variety of factors. See "Risk Factors".


(1) Rolling NDA and filing of pre-clinical data to be initiated in Q2 2005. We estimate that we will complete our submission in Q3 2005.

(2) 2007 filing for Alzhemed(TM) is based on a single Phase III North American clinical trial satisfying regulatory (FDA and/or EMEA) requirements. If the European Phase III clinical trial is also required by the FDA, NDA filing expected in 2008.

(3) Program currently being designed: scope and length, as well as results will influence timing.


RESEARCH AND DEVELOPMENT PROGRAMS

In addition to our clinical and developmental stage drug candidates, we have an ongoing discovery effort that is focused on the development of next generation compounds for the treatment of AD and of a vaccine for AD.

Our approach to AD has been to focus on targeting a particular amyloid protein called A(beta) protein before it organizes into fibrils and causes neuronal damage. One approach to block the development of AD is to intervene early using a vaccine strategy. Our vaccine approach consists of a modified A(beta) peptide to induce an immune response which targets soluble A(beta) (prior to any structural change which leads to fibril formation).

Preliminary in vivo studies have shown promising results where immune recognition of soluble A(beta) reduces brain amyloid protein levels but does not attack fibrillar deposits, thereby minimizing the risk of brain inflammation. To advance our efforts to prevent and treat AD, in January 2004 we signed a strategic alliance with the National Research Council of Canada's Institute for Biological Sciences (NRC-IBS) and, more specifically, with Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines. We also entered into an in-licensing agreement with PRAECIS PHARMACEUTICALS INCORPORATED, a biopharmaceutical company, relating to certain A(beta)-amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD.

In addition, we are actively researching various other aspects of disease modification, neuroprotection, as well as other Amyloid-related disorders.

RECENT DEVELOPMENTS

FIBRILLEX(TM) - AGREEMENT WITH CENTOCOR

On December 21, 2004, we entered into a collaboration and distribution agreement, granting Centocor, exclusive distribution rights for Fibrillex(TM). The agreement includes up-front, regulatory and sales-based milestone payments valued at up to US$54 million. A tiered distribution fee will also be paid to Neurochem, the percentage of which will be based upon annual net sales of Fibrillex(TM) in the applicable territories over the life of the agreement. Upon execution of the agreement, we became entitled to a payment of $14,443,000. One-half of this payment is potentially refundable, based in part on the results of our Phase II/III clinical trial for Fibrillex(TM). Distribution rights granted to Centocor are worldwide, with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea, which remain with Neurochem. Under the agreement, Neurochem will be responsible for product approval activities in the United States and in Europe, as well as for global manufacturing activities. Centocor and other affiliates will manage the marketing and sales of Fibrillex(TM) in the applicable territories. Centocor will also be responsible for worldwide safety surveillance. The financial terms of the agreement, including payment of milestones and distribution fees, depend upon the results of the Phase II/III clinical trials, the approval for the commercial sale of Fibrillex(TM) by the FDA, the EMEA and other similar regulatory authorities and upon the volume of sales of Fibrillex(TM) over the life of the agreement. We anticipate filing for regulatory approval in 2005.

AGREEMENTS WITH OUR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

On December 1, 2004, the management services agreement between Picchio International Inc. ("Picchio International") and Neurochem, pursuant to which Picchio International provides the services of Dr. Francesco Bellini as Chief Executive Officer and other management services and which is more fully described in the Management Proxy Circular of Neurochem dated April 6, 2004, was extended by amendment as of the 1st day of December, 2004, until November 30, 2007. The agreement provides for the payment of a monthly fee of $200,000 to Picchio International. The agreement also provides for performance based fees determined at the discretion of our Board of Directors. The agreement may not be terminated by Picchio International prior to May 31, 2006.

Pursuant to an agreement made as of December 1, 2004 between us and our Chairman, President and Chief Executive Officer, Dr. Francesco Bellini, we agreed to issue up to 220,000 Common Shares to Dr. Bellini in consideration of his services and subject to the accomplishment of certain performance targets. In particular, we agreed to issue 60,000 Common Shares to Dr. Bellini upon execution of the agreement, 55,000 Common Shares upon the execution of a collaboration agreement in respect of Alzhemed(TM), 55,000 Common Shares upon the execution of a collaboration agreement in respect of Fibrillex(TM), 25,000 Common Shares upon the completion of a third-party equity and/or debt financing and 25,000 Common Shares upon the restructuring of our management structure, including formalizing a succession plan. The issuance of the shares pursuant to the agreement is subject to regulatory and shareholder approval (which we will seek at the next annual general meeting of shareholders) and provides that we may, at our option, purchase Common Shares in the open market to satisfy our obligations under the agreement. Dr. Bellini has met the performance target in respect of the Fibrillex(TM) transaction and in respect of the financing. See "Recent Developments - Completion of an offering of our Common Shares".

If Dr. Bellini ceases to be an officer and director of the Corporation and no longer provides management services to the Corporation directly or through a formal agreement such as the management services agreement described herein for any reason other than termination without cause or death or incapacity, all rights granted under the agreement shall be immediately forfeited as of the first date on which Dr. Bellini is no longer an officer, director or management service provider and Dr. Bellini shall not be entitled to receive any Common Shares pursuant to the agreement. In the event of the death or incapacity of Dr. Bellini or termination of such management services without cause, Dr. Bellini or his heirs or other legal representatives, as the case may be, shall be entitled to receive, within 90 days of the death, determination of incapacity or termination, the Common Shares which are issuable or deliverable, as the case may be, by the Corporation upon the execution of the agreement and in respect of which the relevant performance target has been achieved.

All rights, and the payment obligations relating thereto, are for the benefit of Dr. Bellini or, in the event of his death, his heirs or other legal representatives. Dr. Bellini shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, any such rights and they shall not be subject to execution, attachment or similar process.

ADDITIONS TO OUR MANAGEMENT TEAM

We have recently made the following additions and changes to our management team:

+ On January 16, 2004, we announced that Judith Paquin, B.B.A., had joined us as Vice President, Human Resources and Christine Lennon, MBA, had joined us as Vice President, Business Development.

+ On October 5, 2004, we announced that Dr. Andreas Orfanos, M.B.B. Ch., MBA, was appointed to the position of Executive Vice President, Strategic Planning and Scientific Affairs. Dr. Orfanos has overall responsibility for many of our activities, including research as well as drug development and global strategic planning.

+ On December 10, 2004, we announced the appointment of Mariano Rodriguez, C.A., CPA, to the position of Vice President, Finance, and Chief Financial Officer, replacing Mr. Claude Michaud who left Neurochem the same day to pursue other interests.

+ On January 20, 2005, we announced that Shona McDiarmid, PhD., LL.B. joined us as Vice President, Intellectual Property, and Daniel Delorme, PhD., joined us as Vice President, Research. Philippe Calais, Pharm. D., President at the time, was appointed President, Global Business, with Dr. Bellini assuming the office of President of Neurochem, and Denis Garceau, PhD, Vice President, Drug Development, became Senior Vice President, Drug Development. Francine Gervais, PhD., Vice President, Research and Development, left her employment with us but remains as a consultant to Neurochem.

COMPLETION OF AN OFFERING OF OUR COMMON SHARES

On March 9, 2005, we completed a public offering of 4 million Common Shares. The Common Shares were sold in the United States and Canada at US$15.30 per share. The offering resulted in total gross proceeds to us of approximately US$61.2 million.

UBS Investment Bank acted as the sole book running manager in this offering, and CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities LLC, BMO Nesbitt Burns Inc. and Fortis Securities LLC acted as co-managers.

We intend to use the net proceeds from the offering to fund clinical trials of our investigational product candidates, primarily Alzhemed(TM), as well as to further complete pre-clinical and research and development programs and the balance for the marketing of Fibrillex(TM), working capital and general corporate purposes.

SALES AND MARKETING

We intend to pursue different commercialization strategies for our products in different parts of the world. We intend to retain full commercialization rights for products in markets that we can adequately exploit on our own. In other markets, we intend to partner with third parties through collaborative arrangements, including distribution and co-marketing agreements. In addition, in various designated markets, we intend to enter into out-licensing arrangements.

FIBRILLEX(TM): In December 2004, we signed a definitive collaboration and distribution agreement, granting Centocor exclusive distribution rights for Fibrillex(TM). See "Recent Developments".

The agreement includes up-front, regulatory and sales-based milestone payments valued at up to US$54 million. An escalating distribution fee will also be paid to us, the percentage of which will be based upon annual sales of Fibrillex(TM) over the life of the agreement. Distribution rights granted to Centocor are worldwide, with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea which remain with us. Under the agreement, we will be responsible for product approval activities in the United States and the European Union, as well as for global manufacturing activities. Centocor and other affiliates will manage the marketing and sales of Fibrillex(TM) in the applicable territories. Centocor will also be responsible for worldwide safety surveillance.

ALZHEMED(TM): AD is characterized by a large and growing patient population and a broad prescriber base composed of general practitioners, internists and specialists. We therefore intend to partner with a leading pharmaceutical company possessing a global marketing and commercial network for the commercialization, marketing and sale of Alzhemed(TM).

CEREBRIL(TM): Cerebril(TM) targets a small and well-defined population primarily treated by specialists. Since Cerebril(TM) and Alzhemed(TM) are made up of the same compound, potential commercialization synergies between the two products will be evaluated as we explore partnership arrangements for Alzhemed(TM).

OTHER PRODUCT CANDIDATES

In addition to our ongoing clinical work, we have an active research and development program aimed at feeding our product pipeline.

NEXT GENERATION ANTI-AMYLOID COMPOUNDS

Know-how acquired through the development of Alzhemed(TM) has led to the design and synthesis of a next generation of anti-amyloid compounds based on our GAG mimetics technology. The compounds present, both in vitro and in vivo, a promising anti-amyloid activity profile. We have already conducted preliminary studies on approximately 200 of these compounds.

VACCINE

Our approach has been to focus on targeting the A(beta) protein before it organizes into fibrils and causes neuronal damage. One approach to block the development of AD is to prevent the damage caused by A(beta) by intervening early using a vaccine strategy. Our vaccine approach consists of a modified fragment of A(beta) peptide to induce an immune response which targets soluble A(beta) (prior to any structural change which leads to fibril formation).

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

OUR PRODUCT TECHNOLOGY PLATFORM

GAG MIMETICS FOR AMYLOID-RELATED DISORDERS

Our therapeutic approach to amyloid-related disorders aims at preventing the onset and arresting the progression of the targeted disorders. We have identified small molecules which can inhibit the formation of amyloid deposits and thereby prevent amyloid-induced toxicity.

A variety of neurological as well as systemic disorders are mediated by a class of proteins known as amyloids. Amyloids are naturally occurring proteins found in the central nervous system, the blood and elsewhere in the body. To date, at least 21 different unrelated proteins have been found to be capable of changing structure, depositing in different tissues and causing different types of amyloid diseases. During amyloid fibril formation, the amyloid protein associates with other proteins, such as GAGs, which bind to the amyloid protein, promote fibril formation and protect the fibrils from being degraded by enzymes. Our molecules, designed to mimic specific properties of the GAGs and therefore called "GAG mimetics", attach to the amyloid protein and inhibit the development of amyloid deposits and associated toxicity.

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

IMPORTANCE OF IDENTIFIABLE INTANGIBLE PROPERTIES

RESEARCH ALLIANCES, LICENSE AGREEMENTS AND GOVERNMENT FUNDING AGREEMENTS

We have entered into research alliances, licensing agreements and services agreements with Queen's University (Kingston, Ontario, Canada); University of Montreal - Ste. Justine Hospital (Montreal, Quebec, Canada) and the National Research Council of Canada with respect to amyloid and Epilepsy research, testing in animal models for epileptic seizures due to TBI and developing techniques to permit measurement of A(beta) protein, respectively. Further, to advance its efforts to prevent and treat AD, the Company has forged a strategic alliance with the National Research Council of Canada's Institute for Biological Sciences (NRC-IBS) and more specifically with Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines and has entered into a licensing agreement with PRAECIS PHARMACEUTICALS INCORPORATED, a leading biopharmaceutical company, relating to certain A(beta) amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD.

In addition, in 1999, we entered into an agreement with Technology Partnerships Canada ("TPC") regarding financial assistance to be provided by the Government of Canada for the development of one or more oral therapeutic products for the treatment of Alzheimer's Disease. To date, we have received approximately $6.7 million under this agreement and we will pay to TPC a royalty equal to 7.24% of gross revenues from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's Disease until June 30, 2010. After June 30, 2010, we may have to continue to pay royalties to TPC until such time as the aggregate amount of royalties paid pursuant to the agreement reaches $20.5 million.

INTELLECTUAL PROPERTY

It is an important part of our business to obtain intellectual property protection for our technology, products and processes. Our success will depend, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and/or license patent applications whenever possible to obtain patent protection in at least the major pharmaceutical markets, including the United States, major European countries, Japan and Canada. We also rely on trade secrets, proprietary unpatented information, trade marks and contractual arrangements to protect our technology and enhance our competitive position.

We currently have, or have licensed, rights under 20 issued patents, including 13 issued US patents and over 200 pending applications. The patent portfolio includes numerous patents and patent applications claiming compounds, pharmaceutical compositions, peptides, vaccines, processes and methods of treating diseases, including amyloid- related disorders. A number of these patents and patent applications are owned by Queen's University and licensed to us. Other patents and patent applications are co-owned by us and Queen's University or the University of British Columbia.

We have rights in four issued US patents for our product candidates Alzhemed(TM) and Cerebril(TM) and we have rights in a fifth issued US patent for our product candidate Cerebril(TM). We also have, or have licensed, an issued patent in Japan and several patents or pending patent applications for Alzhemed(TM) and Cerebril(TM) in selected countries, including the United States and Europe.

We have rights in three issued US patents for our product candidate Fibrillex(TM). We also have, or have licensed, several patents or pending patent applications for Fibrillex(TM) in selected countries, including the United States, Europe and Japan.

We are a party to license agreements under which we have obtained rights to use certain technologies to develop our product candidates. The licenses to which we are a party impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations on us and are subject to certain reservations of rights.

We have trademarks and pending trademark applications for our product candidates and we are currently in discussion with Alza Corporation of California regarding an opposition it has filed to our registration of the trademark Alzhemed(TM) in the United States.

All of our intellectual property, with the exception of the commercialization rights of our products in Canada and the applications for our Canadian trademarks (which are owned by Neurochem Inc.), is owned by Neurochem (International) Limited, a Swiss corporation and an indirect wholly-owned subsidiary of Neurochem Inc. See "Corporate Structure -- Intercorporate Relationships".

HUMAN RESOURCES

As at December 31, 2004, we employed 165 people, the majority of which are involved in R&D and drug development. Of these 165 people, 25 are scientists with Ph.D degrees and 31 are scientists with M.Sc. degrees.

FACILITIES

On May 11, 2004, we completed the acquisition of facilities located in the Parc Scientifique de la Haute Technologie in Laval, Quebec, for a purchase price of approximately $10.5 million. The acquisition was financed by entering into a $10.5 million five-year revolving decreasing term credit. Following such acquisition, our headquarters and corporate and scientific employees were transferred to this site.

RISK FACTORS

Investing in our securities involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information in our publicly filed documents, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and you may lose part or all of your investment in our securities.

WE HAVE A HISTORY OF LOSSES, AND WE HAVE NOT GENERATED ANY PRODUCT REVENUES. WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

All of our potential product candidates are in development, and as a result we have not to date generated any revenues from product sales. We have incurred substantial expenses in our efforts to develop products. Consequently, we have generated operating losses each year since our inception, and as of December 31, 2004, we had an accumulated deficit of approximately $140.9 million (US$117.1 million). Our losses have adversely impacted, and will continue to adversely impact our working capital, total assets and shareholders' equity. We do not expect to generate any revenues from product sales for several years, and our expenses are likely to increase as we expand our research and development and clinical study programs and our sales and marketing activities and seek regulatory approval for our product candidates. We may never commercialize any of our products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next

We have rights in four issued US patents for our product candidates Alzhemed(TM) and Cerebril(TM) and we have rights in a fifth issued US patent for our product candidate Cerebril(TM). We also have, or have licensed, an issued patent in Japan and several patents or pending patent applications for Alzhemed(TM) and Cerebril(TM) in selected countries, including the United States and Europe.

We have rights in three issued US patents for our product candidate Fibrillex(TM). We also have, or have licensed, several patents or pending patent applications for Fibrillex(TM) in selected countries, including the United States, Europe and Japan.

We are a party to license agreements under which we have obtained rights to use certain technologies to develop our product candidates. The licenses to which we are a party impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations on us and are subject to certain reservations of rights.

We have trademarks and pending trademark applications for our product candidates and we are currently in discussion with Alza Corporation of California regarding an opposition it has filed to our registration of the trademark Alzhemed(TM) in the United States.

All of our intellectual property, with the exception of the commercialization rights of our products in Canada and the applications for our Canadian trademarks (which are owned by Neurochem Inc.), is owned by Neurochem (International) Limited, a Swiss corporation and an indirect wholly-owned subsidiary of Neurochem Inc. See "Corporate Structure -- Intercorporate Relationships".

HUMAN RESOURCES

As at December 31, 2004, we employed 165 people, the majority of which are involved in R&D and drug development. Of these 165 people, 25 are scientists with Ph.D degrees and 31 are scientists with M.Sc. degrees.

FACILITIES

On May 11, 2004, we completed the acquisition of facilities located in the Parc Scientifique de la Haute Technologie in Laval, Quebec, for a purchase price of approximately $10.5 million. The acquisition was financed by entering into a $10.5 million five-year revolving decreasing term credit. Following such acquisition, our headquarters and corporate and scientific employees were transferred to this site.

RISK FACTORS

Investing in our securities involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information in our publicly filed documents, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and you may lose part or all of your investment in our securities.

WE HAVE A HISTORY OF LOSSES, AND WE HAVE NOT GENERATED ANY PRODUCT REVENUES. WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

All of our potential product candidates are in development, and as a result we have not to date generated any revenues from product sales. We have incurred substantial expenses in our efforts to develop products. Consequently, we have generated operating losses each year since our inception, and as of December 31, 2004, we had an accumulated deficit of approximately $140.9 million (US$117.1 million). Our losses have adversely impacted, and will continue to adversely impact our working capital, total assets and shareholders' equity. We do not expect to generate any revenues from product sales for several years, and our expenses are likely to increase as we expand our research and development and clinical study programs and our sales and marketing activities and seek regulatory approval for our product candidates. We may never commercialize any of our products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, your investment in our shares could result in a significant or total loss.

WE DO NOT HAVE THE REQUIRED APPROVALS TO MARKET ANY OF OUR PRODUCT CANDIDATES, AND WE DO NOT KNOW IF WE WILL EVER RECEIVE SUCH APPROVALS.

None of our product candidates has received regulatory approval for commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous pre-clinical testing and clinical trials and such jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time consuming and entails significant uncertainty. We have not completed this process for any product candidates. Even if a product candidate is approved by the FDA or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recoup our investment in that product candidate. We may never obtain the required regulatory approvals for any of our product candidates.

OUR CLINICAL TRIALS MAY NOT YIELD RESULTS WHICH WILL ENABLE US TO OBTAIN REGULATORY APPROVAL FOR OUR PRODUCTS.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes. It will take us several years to complete our testing, and failure can occur at any stage of testing. Results attained in pre-clinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies. We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and:

+        must meet the requirements of these authorities;

+        must meet requirements for informed consent; and

+        must meet requirements for good clinical practices.

We may not be able to comply with these requirements.

We rely on third parties, including contract research organizations and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if they fail to perform with the speed and level of competence we expect.

If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of our clinical trials are delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could cause the price of our shares to decline.

IF WE ENCOUNTER DIFFICULTIES ENROLLING PATIENTS IN OUR CLINICAL TRIALS, OUR TRIALS COULD BE DELAYED OR OTHERWISE ADVERSELY AFFECTED.

Clinical trials for our product candidates require that we identify and enroll a large number of patients with the disorder under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:

+        design of the protocol;

+        the size of the patient population;

+        eligibility criteria for the study in question;

+        perceived risks and benefits of the drug under study;

+        availability of competing therapies;

+        efforts to facilitate timely enrollment in clinical trials;

+        patient referral practices of physicians; and

+        availability of clinical trial sites.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

A SETBACK IN ANY OF OUR CLINICAL TRIALS WOULD LIKELY CAUSE A DROP IN THE PRICE OF OUR SHARES.

We have completed a Phase II/III clinical trial of Fibrillex(TM) and began enrollment for Phase III clinical trial of Alzhemed(TM) in 2004. The Phase II/III clinical trial of Fibrillex(TM) was recently completed and study data is expected to be released in the second quarter of 2005, and, consequently, will not be available prior to the closing of this Offering. Setbacks in any phase of the clinical development of our product candidates would have a financial impact (including with respect to our collaboration agreement and distribution agreement with Centocor) and would likely cause a drop in the price of our shares. Moreover, because Alzhemed(TM) and Cerebril(TM) are the same compound, a failure in the development of either of these product candidates could have a negative impact on the development of the other.

EVEN IF WE OBTAIN REGULATORY APPROVALS FOR OUR PRODUCT CANDIDATES, WE WILL BE SUBJECT TO STRINGENT ONGOING GOVERNMENT REGULATION.

Even if regulatory authorities approve any of our product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our conducting costly post-marketing follow-up studies. In addition, if based on these studies, a regulatory authority does not believe that the product demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product's regulatory approval.

We and our contract manufacturers will be required to comply with applicable current Good Manufacturing Practice ("GMP") regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved before we can use them in commercial manufacturing of our products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing or sale of our products.

IF OUR PRODUCTS DO NOT GAIN MARKET ACCEPTANCE, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUES.

Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including:

+        demonstration of clinical effectiveness and safety;

+        the potential advantages of our products over alternative treatments;

+ the availability of acceptable pricing and adequate third-party reimbursement; and

+ the effectiveness of marketing and distribution methods for the products.

If our products do not gain market acceptance among physicians, patients and others in the medical community, our ability to generate significant revenues from our products would be limited.

WE MAY NOT ACHIEVE OUR PROJECTED DEVELOPMENT GOALS IN THE TIME FRAMES WE ANNOUNCE AND EXPECT.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our shares could decline.

IF WE FAIL TO OBTAIN ACCEPTABLE PRICES OR ADEQUATE REIMBURSEMENT FOR OUR PRODUCTS, OUR ABILITY TO GENERATE REVENUES WILL BE DIMINISHED.

Our ability to successfully commercialize our products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While we have not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. We may not be able to negotiate favorable reimbursement rates for our products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our future products and could adversely affect our profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.

COMPETITION IN OUR TARGETED MARKETS IS INTENSE, AND DEVELOPMENT BY OTHER COMPANIES COULD RENDER OUR PRODUCTS OR TECHNOLOGIES NON-COMPETITIVE.

The biopharmaceutical industry is highly competitive. New products developed by other companies in the industry could render our products or technologies non-competitive. Competitors may have developed or may be developing technologies that could form the basis for competitive products. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from biopharmaceutical and pharmaceutical companies and academic research institutions to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.

WE MAY NOT OBTAIN ADEQUATE PROTECTION FOR OUR PRODUCTS THROUGH OUR INTELLECTUAL PROPERTY.

Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms including Neurochem are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. Our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely entirely on method of use protection for our products, which may not confer the same protection as composition of matter patents. We cannot be certain that we are the first creator of inventions covered by pending patent applications or that we were the first to file patent applications for any such inventions and, if we are not, we may be subject to inventorship claims. We may be required to disclaim part of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would be declared by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe our patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents, and we may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which we could otherwise obtain. We could also become involved in interference proceedings in connection with one or more of our patents or patent applications to determine priority of invention.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We currently have the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program.

As a result of the foregoing factors, we cannot rely on our intellectual property to protect our products in the marketplace.

WE MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents, that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in many cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.

In the event of infringement or violation of another party's patent, we may be required to obtain a license from that party or redesign our products so as not to infringe the patent. We may not be able to enter into licensing arrangements at a reasonable cost or effectively redesign our products. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us.

PATENT LITIGATION IS COSTLY AND TIME CONSUMING AND MAY SUBJECT US TO
LIABILITIES.

Our involvement in any patent litigation, interference or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination could subject us to significant liabilities.

WE MAY NOT OBTAIN TRADEMARK REGISTRATIONS.

The Company has filed trademark registrations in connection with Fibrillex(TM), Alzhemed(TM) and Cerebril(TM) in various jurisdictions, including the United States. Although we do not believe that any of these trade names is critical to the success of the product candidate to which it relates, we intend to defend any opposition to our trademark registrations. No assurance can be given that any of our trademarks will be registered in the United States or elsewhere or that the use of any trademark will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA has its own process for drug nomenclature and its own views concerning appropriate proprietary names. It also has the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the market place. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future.

WE WILL REQUIRE SIGNIFICANT ADDITIONAL FINANCING, AND WE MAY NOT HAVE ACCESS TO SUFFICIENT CAPITAL.

We will require additional capital to pursue planned clinical trials, regulatory approvals, as well as further research and development and marketing efforts for our product candidates. Except as expressly described in this annual information form, we do not anticipate generating revenues from operations in the foreseeable future, and we have no committed sources of capital. We intend to raise additional funds through public or private financing, collaborations with other pharmaceutical companies or financing from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns. In November 1999, we entered into an agreement with the Government of Canada pursuant to which we have received approximately $7 million of funding for the development of oral therapeutics for AD. The agreement contains a number of conditions and requirements with respect to such funding. We are currently in discussions with the Government of Canada in order to make the terms of the agreement, including such conditions and requirements, more conducive to our current strategy and to our public reporting obligations in Canada and the US. The Government of Canada has not enforced strict adherence with the terms of the agreement and we are in on-going discussions with respect to an amendment thereof. There can be no assurance that the terms of the agreement will be amended in the manner expected by us and, in the event that we are not able to agree on the amendments with the Government of Canada, we could be required to repay the amounts provided to us thereunder together with interest on such amount and other amounts payable under the agreement that cannot be determined at this time. However, given our discussions with the Government of Canada to date, we have no reason to believe that we will not be able to agree on such amendments.

We anticipate that our existing working capital and anticipated revenues will be sufficient to fund our development programs, clinical trials and other operating expenses into fiscal 2006. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:

+ the duration and results of our clinical trials for Fibrillex(TM), Alzhemed(TM) and Cerebril(TM);

+        unexpected delays or developments in seeking regulatory approvals;

+ the time and cost in preparing, filing, prosecuting, maintaining and enforcing patent claims;

+ other unexpected developments encountered in implementing our business development and commercialization strategies; and

+        further arrangements, if any, with collaborators.

OUR REVENUES AND EXPENSES MAY FLUCTUATE SIGNIFICANTLY, AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR SHARE PRICE.

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include:

+ the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals to commercialize our product candidates;

+        the timing of regulatory submissions and approvals;

+ the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

+ the timing of receipts of milestone payments from current or future collaborators; and

+ failure to enter into new or the expiration or termination of current agreements with collaborators.

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be below the expectations of securities analysts or investors. In this case, the price of our shares could fluctuate significantly or decline.

WE ARE DEPENDENT ON CENTOCOR FOR THE COMMERCIALIZATION OF FIBRILLEX(TM)

We are dependent on Centocor for the further development and commercialization of Fibrillex(TM) in most jurisdictions. Risks that we face in connection with this collaboration include the following:

+ while Centocor is contractually prohibited from developing or commercializing, either alone or with others, products and services that are similar to or competitive with Fibrillex(TM), this restriction does not apply to its affiliates;

+ Centocor may underfund or not commit sufficient resources to marketing, distribution or other development of Fibrillex(TM);

+ Centocor may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of Fibrillex(TM);

+ Centocor may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect its willingness or ability to fulfill its obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in this industry); and

+ disputes may arise between us and Centocor delaying or terminating the development or commercialization of Fibrillex(TM), resulting in litigation or arbitration that could be time-consuming and expensive, or causing Centocor to act in its own self-interest and not in our interest or those of our shareholders.

Centocor can terminate our collaboration with them for a variety of reasons, including without cause upon one-year's notice, upon a change of control of Neurochem and upon short notice if the results from the Fibrillex(TM) Phase II/III clinical trial fail to satisfy certain criteria or if the FDA takes certain adverse actions with respect to an NDA filing. If this collaboration were to be terminated, we would be required to devote additional resources to developing and commercializing Fibrillex(TM) or seek a new collaborator or abandon this product.

We are seeking a collaboration with respect to Alzhemed(TM). Any such collaboration would likely subject us to the same general types of risks as those described above.

WE ARE CURRENTLY DEPENDENT ON THIRD PARTIES FOR A VARIETY OF FUNCTIONS AND MAY ENTER INTO FUTURE COLLABORATIONS FOR THE MANUFACTURE OF OUR PRODUCTS. OUR ARRANGEMENTS WITH THESE THIRD PARTIES MAY NOT PROVIDE US WITH THE BENEFITS WE EXPECT.

We currently rely upon third parties to perform functions related to the research, development and clinical trials of our product candidates. In addition, because we do not have the resources, facilities or experience to manufacture our product candidates on our own, we currently rely, and will continue to rely, on contract manufacturers to produce our product candidates for clinical trials, and, if our products are approved, in quantities for commercial sales. We do not currently have long-term supply agreements with our third-party manufacturers. Our reliance on these relationships poses a number of risks, including the following:

+ disagreements with third parties could delay or terminate the research, development or manufacturing of product candidates, or result in litigation or arbitration;

+ we cannot effectively control the resources our third-party partners will devote to our programs or products;

+ contracts with our third parties may fail to provide sufficient protection or we may have difficulty enforcing the contracts if one of these partners fails to perform;

+ the third parties with whom we contract may fail to comply with regulatory requirements;

+ conflicts of interest may arise between their work for us and their work for another entity, and we may lose their services;

+        with respect to our contract manufacturers:

         + we may not be able to locate acceptable manufacturers or enter into favorable long-term agreements with them;

         + third parties may not be able to manufacture our product candidates in a cost-effective or timely manner or in quantities needed for clinical trials or commercial sales;

         + delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

         + we may not have all of the required intellectual property rights to the manufacturing processes for our product candidates.

Given these risks, our current and future collaborative efforts with third parties may not be successful. Failure of these efforts could require us to devote additional internal resources to the activities currently performed, or to be performed, by third parties, to seek alternative third-party collaborators, or to delay our product development or commercialization.

WE WILL NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCT CANDIDATES IF WE ARE UNABLE TO CREATE SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR MAKE ADEQUATE ARRANGEMENTS WITH THIRD PARTIES FOR SUCH PURPOSES.

In order to commercialize our product candidates successfully, we intend, on a product-by-product basis, either to develop internal sales, marketing and distribution capabilities or make arrangements with third parties to perform some or all of these services. We currently have no marketing or sales force and we have limited experience in developing, training or managing a marketing or sales force. To the extent we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing our products, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite our marketing and sales efforts, we may be unable to compete successfully against these companies. For example, we are seeking a co-development and co-promotion partner to assist us in completing the development and commercialization of Alzhemed(TM). We may not be able to do so on favorable terms. We do not currently have any arrangements in place with third parties for the sale, marketing or distribution of any of our products, except for the distribution rights granted to Centocor. We may rely on additional third parties to market and sell our products in certain territories, rather than establish our own sales force. If we contract with third parties for the sales and marketing of our products, our revenues will depend upon the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition and results of operations will be materially adversely affected.

WE ARE SUBJECT TO INTENSE COMPETITION FOR OUR SKILLED PERSONNEL, AND THE LOSS OF KEY PERSONNEL OR THE INABILITY TO ATTRACT ADDITIONAL PERSONNEL COULD IMPAIR OUR ABILITY TO CONDUCT OUR OPERATIONS.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact the achievement of our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel will be critical to our success. Competition for skilled personnel is intense, and our ability to attract and retain qualified personnel may be affected by such competition.

WE ARE SUBJECT TO THE RISK OF PRODUCT LIABILITY CLAIMS, FOR WHICH WE MAY NOT HAVE OR BE ABLE TO OBTAIN ADEQUATE INSURANCE COVERAGE.

Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in our clinical trials, who may suffer unintended consequences. If we ultimately are successful in commercializing a product, claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling our products. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

OUR BUSINESS INVOLVES THE USE OF HAZARDOUS MATERIALS WHICH REQUIRES US TO COMPLY WITH ENVIRONMENTAL REGULATION.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

LEGISLATIVE ACTIONS, POTENTIAL NEW ACCOUNTING PRONOUNCEMENTS AND HIGHER INSURANCE COSTS ARE LIKELY TO IMPACT OUR FUTURE FINANCIAL POSITION OR RESULTS OF OPERATIONS.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

WE MAY INCUR LOSSES ASSOCIATED WITH FOREIGN CURRENCY FLUCTUATIONS.

Our operations are in some instances conducted in currencies other than the Canadian dollar (principally in US dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses.

ITEM 5 -- DIVIDENDS

We have not declared any dividends since our incorporation. Any future determination to pay dividends will remain at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our Board of Directors deems relevant.

ITEM 6 -- DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares"), all without nominal or par value. Excluding the exercise of the outstanding warrants and of the options issued under and outside of our Stock Option Plan, as at March 9, 2005, 34,412,136 Common Shares and no Preferred Shares were issued and outstanding. We have no current intention to issue Preferred Shares.

Common Shares. Each Common Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the rights of holders of the Preferred Shares, the Common Shares are entitled to receive, as and when declared by our Board of Directors, dividends in such amounts as shall be determined by our Board of Directors. The holders of Common Shares have the right, subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary.

Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, the terms of each series including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations to be determined at the time of creation of each such series by our Board of Directors without shareholder approval, provided that all Preferred Shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of our assets for the purpose of winding-up its affairs, pari passu among themselves and in priority to all Common Shares or shares of any class ranking junior to the Preferred Shares. Except as provided for in our articles of incorporation (as amended), the holders of Preferred Shares shall not be entitled to receive notice of meetings of our shareholders nor to attend thereat and shall not be entitled to vote at any such meeting.

Warrants. Warrants to purchase 4,000,000 Common Shares are currently outstanding. All of the Warrants are held by Picchio Pharma Inc. ("Picchio Pharma"). Warrants to purchase 2.8 million Common Shares are exercisable at a price of $3.13 per share and expire on July 25, 2005, and Warrants to purchase
1.2 million Common Shares are exercisable at a price of $7.81 per share and expire on February 17, 2006. On February 14, 2005, Picchio Pharma confirmed its commitment to exercise the 2.8 million Warrants otherwise expiring on July 25, 2005, but did not specify the date of the anticipated exercise. While Picchio Pharma had also committed, subject to certain conditions, to make an additional investment in us, up to a maximum of $20 million, which amount includes the total proceeds to us of $8,764,000 from the exercise of the 2.8 million Warrants described above, such additional commitment is now of no effect given the funds raised from our offering of Common Shares completed on March 9, 2005.

ITEM 7 -- MARKET FOR SECURITIES

Our Common Shares are quoted on NASDAQ and listed and posted for trading on the TSX. The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of our Common Shares on NASDAQ and the TSX.

                                                           NASDAQ (US$)                          TSX ($)
                                               ------------------------------------- ---------------------------------
PERIOD                                           HIGH        LOW         VOLUME        HIGH        LOW       VOLUME
------                                         ---------- ----------- -------------- ---------- ---------- -----------
Calendar 2003
  First Quarter...........................        N/A         N/A           N/A        9.59       7.61     5,390,381
  Second Quarter..........................        N/A         N/A           N/A       15.00       8.00     7,925,365
  Third Quarter...........................      17.98       11.25      5,152,501      19.96      10.80     9,053,511
  Fourth Quarter..........................      24.27       11.93      5,263,380      31.69      16.02     8,999,361
Calendar 2004
  First Quarter...........................      26.04       18.05      3,853,387      33.24      22.05     6,806,084
  Second Quarter..........................      27.43       19.49      6,617,780      36.55      26.20     5,775,204
  Third Quarter...........................      24.48       11.85     11,097,629      31.00      15.55     7,456,225
  Fourth Quarter..........................      20.97       15.33      6,008,670      25.09      19.50     4,009,027
Calendar 2005
  First Quarter (through March 24)........      20.80       13.2      11,593,820      25.50      16.10     7,572,144

ITEM 8 -- DIRECTORS AND OFFICERS

The following table lists our directors and executive officers. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Corporation.


                                                                                                           PERIOD
                                                                                                           DURING
                                                                                                           WHICH
   NAME AND MUNICIPALITY OF                                                                               SERVED AS
          RESIDENCE                     PRINCIPAL OCCUPATION                        OFFICE                A DIRECTOR
------------------------------      -----------------------------        -----------------------------    ----------
Dr. Francesco Bellini, O.C.(1)      Chairman, President and Chief        Chairman, President and Chief    2002-2005
Montreal, Quebec, Canada                Executive Officer(2)                   Executive Officer

Dr. Colin Bier(3), (4)........               Consultant                            Director               1996-2005
Montreal, Quebec, Canada

Jean-Guy Desjardins(4)........      President and Chief Executive                  Director               2004-2005
Montreal, Quebec, Canada          Officer, Centria Inc. (a holding
                                             company)(5)


                                                                                                           PERIOD
                                                                                                           DURING
                                                                                                           WHICH
   NAME AND MUNICIPALITY OF                                                                               SERVED AS
          RESIDENCE                     PRINCIPAL OCCUPATION                        OFFICE                A DIRECTOR
------------------------------      -----------------------------        -----------------------------    ----------

Peter Kruyt(1), (6)...........             Vice President,                         Director               2002-2005
Montreal, Quebec, Canada           Power Corporation of Canada (a
                                       diversified management
                                        and holding company)

Francois Legault(6)...........      President and Chief Operating                  Director               2004-2005
Montreal, Quebec, Canada          Officer, ViroChem Pharma Inc. (a
                                    biopharmaceutical company)(7)

Dr. Frederick H. Lowy(4)......        Rector and Vice-Chancelor                    Director               2003-2005
Montreal, Quebec, Canada               of Concordia University

John Molloy(3)................      President and Chief Executive                  Director               1994-2005
Kingston, Ontario, Canada           Officer, Parteq Research and
                                  Development Innovations, Queen's
                                             University
                                  (a university technology transfer
                                            organization)

Ronald M......................              Co-President,                          Director               2002-2005
Nordmann(1),(4),(6),(8) (9)       Global Health Associates, LLC (a
Loveladies, New Jersey,         consulting company to the healthcare
United States                   and financial services industries)(9)

Graeme K. Rutledge(3) ........             Consultant(10)                          Director               2003-2005
Perth, Ontario, Canada

Dr. Emil Skamene(6)...........          Scientific Director,                       Director               2002-2005
Montreal, Quebec, Canada          Research Institute of the McGill
                                      University Health Centre
                                     (an academic health centre)

Dr. Andreas Orfanos...........   Executive Vice President, Strategic       Executive Vice President,          --
Montreal, Quebec, Canada        Planning and Scientific Affairs (12)        Strategic Planning and
                                                                              Scientific Affairs

Mariano Rodriguez.............             Vice President,                      Vice President,               --
Montreal, Quebec, Canada             Finance and Chief Financial          Finance and Chief Financial
                                         Officer(13) Officer

Dr. Denis Garceau.............         Senior Vice President,                   Vice President,               --
Montreal, Quebec, Canada                  Drug Development                     Drug Development

Dr. Philippe Calais...........     President, Global Business(11)         President, Global Business          --
Hudson, Quebec, Canada

Dr. Daniel Delorme............      Vice President, Research(14)                Vice President,               --
Montreal, Quebec, Canada                                                           Research

Dr. Lise Hebert...............        Vice President, Corporate            Vice President, Corporate          --
Montreal, Quebec, Canada                 Communications(15)                     Communications

Christine Lennon..............             Vice President,                 Vice President, Business           --
Montreal, Quebec, Canada              Business Development(16)                    Development

Dr. Shona McDiarmid...........             Vice President,                      Vice President,               --
Montreal, Quebec, Canada              Intellectual Property(17)              Intellectual Property

Judith Paquin.................             Vice President,                      Vice President,               --
Montreal, Quebec, Canada                 Human Resources(18)                    Human Resources

David Skinner.................      General Counsel and Corporate        General Counsel and Corporate        --
Montreal, Quebec, Canada                    Secretary(19)                          Secretary


NOTES:

(1) Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.
(2) Prior to his appointment as Chief Executive Officer of the Corporation on December 11, 2002, Dr. Bellini's principal occupation was Chairman of Picchio Pharma, a biopharmaceutical investment company, a position he continues to hold. Prior to 2001, Dr. Bellini was Chairman and Chief Executive Officer of Biochem Pharma Inc. (now Shire Biochem Inc.), a biopharmaceutical company which he co-founded in 1986.
(3)   Member of the Audit Committee.
(4)   Member of the Compensation Committee.
(5) Mr. Desjardins is also the President and Chief Executive Officer of Fiera Corporation Inc., a holding company. Prior to October 2001, Mr. Desjardins was President and Chief Executive Officer of TAL Global Asset Management Inc., a holding and management company.
(6)   Member of the Nominating and Corporate Governance Committee.
(7) Since April 2002, Mr. Legault also acts as Chairman of the Board of Ecopia Biosciences Inc. and, since December 2001, Chairman of the Board of Avance Pharma Inc., both of which are biopharmaceutical companies. Prior to May 2001, Mr. Legault was Executive Vice President Corporate Development of Biochem Pharma Inc. (now Shire Biochem Inc.), also a biopharmaceutical company.
(8)   Mr. Nordmann is the Lead Director of the Corporation.
(9) From 1994 through 1999, Mr. Nordmann was a partner at Deerfield Management Inc., a healthcare equity fund.
(10) Prior to June 2002, Mr. Rutledge was a Senior Partner at Deloitte & Touche LLP, Canada, an accounting firm.
(11) Prior to January 2003, Dr. Calais was General Manager at Servier Canada Inc., part of the French private pharmaceutical group.
(12) Prior to 2004, Dr. Orfanos was Vice President of Picchio Pharma. Prior to this, Dr. Orfanos was Vice President of the Immunology Transplantation Business Unit of Novartis Canada Inc.
(13) Prior to 2004, Mr. Rodriguez was Vice President, Finance and Chief Financial Officer of Galileo Genomics Inc., a biopharmaceutical company.
(14) Prior to 2005, Dr. Delorme served between 2003 and 2005 as Vice President, Research and Development, at the Canadian biopharmaceutical company Phagetech Inc. and from 1998 to 2003, Dr. Delorme was Vice President Medicinal Chemistry at Methylgene Inc.
(15) Dr. Hebert was promoted to Vice President, Corporate Communications on December 12, 2002. Prior to that date, she was Director, Communications and Investor Relations.
(16) Prior to January 2004, Ms. Lennon was Venture Advisor for the Biotechnology and Life Sciences investment sector of CDP Capital Inc, a division of a pension fund. Prior to this, Ms. Lennon was Vice President, Global Commercial Development - Oncology of Biochem Pharma Inc. (now Shire Biochem Inc.), a biopharmaceutical company.
(17) Prior to 2005, Dr. McDiarmid served as Vice President of Global Intellectual Property for the Shire Pharmaceuticals Group.
(18) Prior to January 2004, Ms. Paquin was Vice President, Human Resources of Schering Canada Inc., a biopharmaceutical company.
(19) Prior to April 2003, Mr. Skinner served as Commercial Counsel and Deputy to the Director of Commercial and Legal Affairs in the London, England office of Antfactory Limited, a global venture capital firm. Mr. Skinner also served in the corporate commercial departments of the law firms Freshfields Bruckhaus Deringer in London, England and Stikeman Elliott in Montreal, Budapest and London.

In our management proxy circular dated March 14, 2005, all of the above listed directors were nominated by management for election as directors.

As of March 1, 2005, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 7,685,339 of the Common Shares outstanding.1

The following is a description of the current committees of the Board:

--------------------
1        Included in this amount are 166,666 Common Shares owned directly by Dr.
         Bellini, the 6,718,368 Common Shares owned indirectly by Picchio Pharma of which the FMRC Family Trust ("FMRC") is a 50% owner as well as the 250,000 Common Shares purchased, directly, by FMRC as part of a public offering of the Corporation's Common Shares in the United States and Canada.

COMMITTEES OF THE BOARD

AUDIT COMMITTEE

The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation's financial statements, financial reporting process, system of internal controls over financial reporting, and audit process, (ii) the Corporation's compliance with, and process for monitoring compliance with, legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the independent auditors. The current members of the Audit Committee are Mr. Graeme K. Rutledge (chair), Dr. Colin Bier and Mr. John Molloy. See "Audit Committee and Principal Accountants Fees and Services".

COMPENSATION COMMITTEE

The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation's employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Corporation's incentive compensation plans and equity-based plans and to oversee succession planning. The Compensation Committee is also responsible for preparing an annual report on executive compensation for purposes of disclosure to shareholders. The current members of the Compensation Committee are Dr. Colin Bier (chair), Mr. Jean-Guy Desjardins, Dr. Frederick H. Lowy and Mr. Ronald M. Nordmann.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The mandate of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation's system of corporate governance, before such disclosure is submitted to the Board for its approval. The Nominating and Corporate Governance Committee is responsible for the review and periodic update of the Corporation's Code of Ethics which governs the conduct of the Corporation's directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. Finally, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating and Corporate Governance Committee are Mr. Ronald M. Nordmann (chair), Mr. Peter Kruyt, Mr. Francois Legault and Dr. Emil Skamene.

ITEM 9 -- LEGAL PROCEEDINGS

Neurochem executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided Neurochem with certain compounds for testing and granted to Neurochem an option to license such compounds (the "Agreement"). On August 12, 2003, Immtech filed certain legal proceedings with the federal district court for the Southern District of New York, United States, with respect to the Agreement. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, Neurochem brought a motion to compel arbitration under the terms of the Agreement. The dispute has now been submitted to an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration.

Neurochem continues to vigorously defend against the claims brought by Immtech. Immtech has claimed monetary damages which, to date, it has estimated at a total of between US$18 million and US$42 million, which includes an estimated valuation for equitable relief. The arbitral proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been made or recorded by Neurochem in connection with this matter.

ITEM 10 -- INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On March 1, 2003, the Corporation entered into a management services agreement with Picchio International into which Picchio Pharma intervened (Picchio Pharma and Picchio International are sometimes referred to collectively in this annual information form as the "Picchio Group"). All of the shares of Picchio International are owned by Dr. Francesco Bellini, O.C., and his spouse. The management services agreement was amended as of October 30, 2003 to permit the grant of performance based fees at the discretion of the Board and extended by amendment as of the 1st day of December, 2004 until November 30, 2007. See "Our Business - Recent Developments - Agreements with our Chairman, President and Chief Executive Officer".

The management services agreement provides that Picchio International shall provide the services of Dr. Bellini as Chief Executive Officer of the Corporation and provide the services of other members of the Picchio Group, including all senior managers of Picchio Pharma. Under the agreement, the Picchio Group is currently providing, and will continue to provide, on-going regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and existing potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities.

In consideration of all services rendered under the agreement, Picchio International receives a monthly fee of $200,000. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini and the Picchio Group relating to the services provided pursuant to such agreement. The agreement provides for the payment, from time to time, to Picchio International of a discretionary amount as a performance based fee for services rendered. The amount of such performance based fee, if any, will be determined by the Board at its sole discretion. Each party has the right to terminate the agreement at any time upon sending a written prior notice of 180 days. The agreement provides that it shall be automatically renewed for successive one year terms unless either party sends a prior written notice of non-renewal to the other party at least 90 days prior to the then current termination date. The agreement may not be terminated by Picchio International prior to May 31, 2006.

The management services agreement provides that the Picchio Group shall not, without the Corporation's written consent, during the term of such agreement and for the 24 months following the termination of the agreement, carry on or be engaged in any business which is the same or similar to or in competition in any material way with any of the businesses which the Corporation now or which the Corporation shall, during the term of the agreement, carry on anywhere in the world. The Picchio Group also agreed not to hire any of the Corporation's employees during the term of the agreement and for the twelve months following its expiration.

ITEM 11 -- AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Graeme K. Rutledge is an audit committee financial expert.

ITEM 12 -- AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES

CHARTER OF THE AUDIT COMMITTEE

The Charter of the Audit Committee is attached hereto as Schedule A.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is composed of Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier and Mr. John Molloy. Each of the members of the Audit Committee is financially literate and Mr. Rutledge and Dr. Bier are independent.

Under the listing requirements of NASDAQ, no director who is not independent, may be appointed to the audit committee of a company, except under limited circumstances. Mr. Molloy is not independent under such requirements, as he is the President and Chief Executive Officer of Parteq Research and Development Innovations, Queen's University ("Parteq"), a licensor of the Corporation. However, in accordance with such requirements, the

Board resolved, for the year ended December 31, 2004, that the continued membership of Mr. Molloy on the Audit Committee was required in the best interests of the Corporation and its shareholders because of his knowledge of the Corporation and experience in such matters.

RELEVANT EDUCATION AND EXPERIENCE

Up to 2002, Mr. Rutledge was a senior partner at Deloitte & Touche, LLP, Canada, an accounting firm. Mr. Rutledge is a chartered accountant. Dr. Colin Bier is a consultant toxicologist as well as managing and scientific director of ABA BioResearch, an independent bioregulatory consulting company, since 1990. Dr. Bier has extensive management experience in the biomedical sector, having held senior scientific and executive management positions in the contract research industry. Mr. John Molloy is the President and Chief Executive Officer of Parteq and holds a Masters in Business Administration degree.

As such, all members of the Corporation's Audit Committee understand the accounting principles the Corporation uses to prepare its financial statements and have the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. Mr. Rutledge, specifically, has experience in preparing, auditing, analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements. Mr. Rutledge, formerly a senior partner in a global accounting firm, has significant experience in preparing such audits and supervising persons engaged in such activities.

Mr. Rutledge, Dr. Bier and Mr. Molloy have an understanding of internal controls and procedures for financial reporting.

EXTERNAL AUDITOR SERVICES FEES

The Company has paid KPMG LLP ("KPMG"), its external auditors, the following fees in each of the last three fiscal periods.

AUDIT FEES

The following sets forth the aggregate fees paid for each of the last three fiscal periods for professional fees to KPMG for the audit of the annual financial statements or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal periods.

         Fiscal year ended December 31, 2004                           $75,000

         Six-month period ended December 31, 2003                      $64,040

         Fiscal year ended June 30, 2003                               $53,700

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last three fiscal periods for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended December 31, 2004
         Review of interim financial statements                        $50,525
         Translation services                                          $ 8,240
         Sundry accounting consultations                               $29,250

         Six-month period ended December 31, 2003

         Review of interim financial statements                        $ 10,500
         Public offering                                               $206,000
         Sundry accounting consultations                               $ 43,870
         Translation services                                          $ 31,400

         Fiscal year ended June 30, 2003
         Review of interim financial statements                        $ 23,200
         Translation services                                          $ 16,200

TAX FEES

The following sets forth the aggregate fees billed in each of last three fiscal periods for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

         Fiscal year ended December 31, 2004
         Preparation of corporate tax returns,
         review of tax implications of various
         transactions and other matters, sales tax
         issues and various taxation consultation                      $221,354

         Six-month period ended December 31, 2003
         Review of various business opportunities,
         sales tax and US tax issues                                    $38,300

         Fiscal year ended June 30, 2003
         Assistance with corporate reorganization
         and tax compliance work                                       $119,700


ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last three fiscal periods for products and services provided by the principal accountant not described above:

         Fiscal year ended December 31, 2004                           None

         Fiscal year ended June 30, 2003                               None

         Six-month period ended December 31, 2003                      None

Our Audit Committee pre-approves every engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the Audit Committee.

ITEM 13 -- TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the Canadian transfer agent and registrar for our Common Shares and Computershare Trust Company, Inc. is the US transfer agent and registrar for our Common Shares.

ITEM 14 -- INTEREST OF EXPERTS

KPMG has audited our consolidated balance sheets as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2004, the six-month period ended December 31, 2003, the year ended June 30, 2003 and for the period from inception (June 17, 1993) to December

31, 2004. The partners and associates of KPMG, as a group, do not own, beneficially or of record, any of the outstanding Common Shares.

ITEM 15 -- ADDITIONAL INFORMATION

Additional information regarding us may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in our information circular for our most recent meeting of shareholders that involved the election of directors. Additional financial information is provided in our comparative financial statements for the most recently completed financial year.

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

(b)   at any other time, one copy of any documents referred to in clauses
      (a)(i), (ii) and (iii), provided that we may require the payment of a reasonable charge if the request is made by a person or company who is not one of our security holders.

The foregoing documents may be obtained by contacting the office of the Secretary at our head office, 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7.

                                   SCHEDULE A

                                 NEUROCHEM INC.

                             AUDIT COMMITTEE CHARTER

ESTABLISHMENT OF COMMITTEE

         The establishment of the Audit Committee of the Board of Directors of the Neurochem Inc. (the "Corporation") is hereby confirmed with the purpose, constitution and responsibilities described below.

THE PURPOSE OF THE AUDIT COMMITTEE

         The purpose of the Audit Committee is to assist the Board of Directors in its oversight of (i) the integrity of the Corporation's financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Corporation's compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they relate to matters of financial reporting, (iii) the independent auditor's qualifications, independence and performance and (iv) the performance of the Corporation's internal audit function (if any). Management is responsible for (a) the preparation, presentation and integrity of the Corporation's financial statements, (b) accounting and financial reporting principles and (c) the Corporation's internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Corporation's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

         The Audit Committee members are not necessarily professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. The Audit Committee is not expected to certify that the independent auditor is "independent" under applicable rules. The Audit Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this charter, and provides advice, counsel and general direction, as it deems appropriate, to management and the independent auditor on the basis of the information it receives, discussions with the auditor and the experience of the Audit Committee's members in business, financial and accounting matters.

MEMBERSHIP

         The Committee shall consist of no fewer than three members of the Board of Directors, all of whom shall be appointed by the Board. Except as otherwise permitted by applicable law and the rules of the relevant regulatory authorities and stock exchanges, the members of the Committee shall meet the independence and financial literacy requirements of The NASDAQ Stock Market, Inc. ("NASDAQ") and applicable law and no Committee member may have participated in the preparation of the financial statements of the Corporation or any of its subsidiaries at any time in the previous three years. Appointment to the Committee, and the designation of any Committee members as "audit committee financial experts", shall be made on an annual basis by the full Board upon recommendation of the Nominating and Corporate Governance Committee.

COMPENSATION OF COMMITTEE MEMBERS

         No member of the Committee may receive any compensation from the Corporation other than (i) director's fees, which may be received in cash, common stock, equity-based awards or other in-kind consideration ordinarily available to directors, (ii) a pension or other deferred compensation for prior service that is not contingent on future service, and (iii) any other regular benefits that directors of peer companies may receive, all as determined from time to time by the Compensation Committee and the Board of Directors.

COMMITTEE STRUCTURE AND OPERATIONS

         The Board shall designate one member of the Committee as its chairperson. The Committee shall meet at least once during each fiscal quarter, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

         The Audit Committee shall meet at such times and places as it shall determine. The Committee may invite such members of management, the independent auditor and other persons to its meetings as it may deem desirable or appropriate. Periodically, the Audit Committee shall meet in executive session with the independent auditor, the internal auditor, if any, and management. The Chairman of the Audit Committee shall report on Audit Committee activities to the full Board of Directors.

RESPONSIBILITIES

         The Audit Committee:

         o is directly responsible for the appointment (and recommends to the Corporation's Board of Directors and shareholders the appointment/ratification of the appointment of) and replacement, compensation and oversight of the work of the Corporation's independent auditor; the independent auditor shall report directly to the Audit Committee.

         o reviews and discusses the written statement from the independent auditor concerning any relationship between the independent auditor and the Corporation or any other relationships that may adversely affect the independence of the auditor, and, based on such review, assesses the independence of the auditor.

         o reviews and evaluates the qualifications, performance and independence of the independent auditor.

         o establishes policies and procedures for the review and pre-approval by the Committee of all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor, with exceptions provided for de minimis amounts under certain circumstances as described by law.

         o reviews and discusses with the independent auditor: (a) its audit plans and audit procedures, including the scope, fees and timing of the audit, (b) the results of the annual audit examination and accompanying management letters and (c) the results of the independent auditor's procedures with respect to interim audit periods.

         o reviews and discusses reports from the independent auditor on (a) all critical accounting policies and practices used by the Corporation, (b) alternative accounting treatments within generally accepted accounting principles related to material items that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the independent auditor and (c) other material written communications between the independent auditor and management.

         o reviews with the independent auditor its judgment as to the quality, not just the acceptability, of the Corporation's accounting principles and such matters as are required to be discussed with the Committee under generally accepted auditing standards.

         o discusses and reviews with management and the independent auditor quarterly financial statements, the year-end audited financial statements, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and related press releases, and recommends to the Board of Directors that the audited financial statements be included in the annual report to shareholders, the Annual Information Form (in Canada) and the Annual Report on the US Securities and Exchange Commission ("SEC") Form 40-F (or other relevant SEC Form) for the financial year.

         o reviews and discusses with management the Corporation's principle risks affecting financial reporting and the steps management has taken to monitor and control such risks.

         o reviews and has prior-approval authority for related-party transactions (as defined in the relevant NASDAQ requirements).

         o reviews and discusses with management, the independent auditor, the Chief Financial Officer and the internal auditor, if any: (a) the adequacy and effectiveness of the Corporation's internal controls (including any significant deficiencies and significant changes in internal controls reported to the Committee by the independent auditor or management), (b) the Corporation's internal audit procedures, where applicable, and (c) the adequacy and effectiveness of the Corporation's disclosures controls and procedures, and management reports thereon.

         o reviews and concurs in the appointment, replacement, reassignment or dismissal of the internal auditor, if any.

         o establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

         o establishes policies for the hiring of employees and former employees of the independent auditor.

         o when appropriate, designates one or more of its members to perform certain of its duties on its behalf, subject to such reporting to or ratification by the Committee as the Committee shall direct.


PERFORMANCE EVALUATION

         The Audit Committee will engage in an annual self-assessment with the goal of continuing improvement, and will annually review and reassess the adequacy of its charter, and recommend any changes to the full Board of Directors.

RESOURCES AVAILABLE TO THE COMMITTEE

         The Audit Committee shall have the authority to engage independent legal, accounting and other advisers, as it determines necessary to carry out its duties. The Audit Committee shall have sole authority to approve related fees and retention terms.

DIRECT COMMUNICATION WITH THE COMMITTEE

         The Chairman of the Audit Committee is to be contacted directly by the Chief Financial Officer, the internal auditor, if any, or the independent auditor: (1) to review items of a sensitive nature that can impact the accuracy of financial reporting, or (2) to discuss significant issues relative to the overall Board of Directors' responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Audit Committee.

Management's Responsibility for Financial Reporting

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

         In support of this responsibility, Neurochem's management maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These consolidated financial statements may include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects.

         The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board, and none of its members are involved in the daily operations of the Company. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the consolidated financial statements.

         The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for recommendation by the Board and approval by the shareholders, the re-appointment of the external auditors.

         The consolidated financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. The external auditors have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.




Francesco Bellini, O.C.                 Mariano Rodriguez, C.A., C.P.A.
Chairman, President and                 Vice President, Finance and
Chief Executive Officer                 Chief Financial Officer


Laval, Canada
February 16, 2005

Auditors' Report To The Shareholders

We have audited the consolidated balance sheets of Neurochem Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2004, the six-month period ended December 31, 2003, the year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004, the six-month period ended December 31, 2003, the year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.



KPMG LLP
Chartered Accountants
Montreal, Canada
February 11, 2005 (except as to note 22, which is as of February 14, 2005)

Consolidated Balance Sheets

December 31, 2004 and 2003
(in thousands of Canadian dollars) (in accordance with Canadian GAAP)



                                                                    December 31, December 31, December 31,
                                                                            2004         2004         2003
                                                                    ------------ ------------ ------------
                                                                          (US$ -       (Cdn$)       (Cdn$)
                                                                     note 2 (l))
ASSETS
Current assets:
   Cash and cash equivalents                                               5,988        7,207       14,869
   Marketable securities                                                  18,249       21,966       62,725
   Amount receivable under collaboration agreement (note 4)               12,000       14,443          -
   Sales taxes and other receivables                                         650          782          721
   Research tax credits receivable                                         1,121        1,349        2,111
   Prepaid expenses and deposits                                           3,187        3,836        1,671
                                                                        --------     --------      -------
                                                                          41,195       49,583       82,097

Long-term prepaid expenses and deposits                                    1,131        1,361          226

Long-term investment (note 5)                                              3,673        4,421        4,421

Property and equipment (note 6)                                           13,866       16,690        4,539

Patents (note 7)                                                           3,650        4,393        2,942
                                                                        --------     --------      -------
                                                                          63,515       76,448       94,225
                                                                        ========     ========      =======


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                        3,373        4,060        2,070
   Accrued liabilities                                                     5,337        6,424        3,749
   Deferred revenue (note 4)                                               4,005        4,820          -
   Current portion of obligations under capital leases (note 8)              346          416          425
   Current portion of long-term debt (note 9)                                570          686          -
                                                                        --------     --------      -------
                                                                          13,631       16,406        6,244

Obligations under capital leases (note 8)                                    -            -            416
Deferred revenue (note 4)                                                  8,119        9,772          -
Long-term accrued liabilities (note 12)                                      105          126          -
Long-term debt (note 9)                                                    7,851        9,450          -
                                                                        --------     --------      -------
                                                                          29,706       35,754        6,660
                                                                        --------     --------      -------
Shareholders' equity:
   Share capital (note 10)                                               146,100      175,855      173,930
   Additional paid-in capital (notes 3 and 11)                             4,790        5,765          -
   Deficit                                                              (117,081)    (140,926)     (86,365)
                                                                        --------     --------      -------
                                                                          33,809       40,694       87,565
Commitments and contingencies (note 13)
Subsequent event (note 22)

                                                                        --------     --------      -------
                                                                          63,515       76,448       94,225
                                                                        ========     ========      =======

See accompanying notes to consolidated financial statements.
On behalf of the Board of Directors by:


Graeme K. Rutledge                                            John Molloy
Director                                                      Director

Consolidated Statements of Operations

Year ended December 31, 2004, six-month period ended December 31, 2003, year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004

(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)



                                                                       Six-month
                                                        Year ended  period ended  Year ended    Cumulative
                                                      December 31,  December 31,    June 30,         since
                                           -----------------------  ------------  ----------- inception of
                                                 2004         2004         2003          2003   operations
                                           ---------- ------------  ------------  ----------- ------------
                                                 (US$ -       (Cdn$)       (Cdn$)       (Cdn$)       (Cdn$)
                                            note 2 (l))
Revenues:
   Collaboration agreement (note 4)                110          132          -            -            132
   Research contracts                              -            -            -            -          9,216
   License fees                                    -            -            -            -          1,106
                                               -------      -------      -------      -------     --------
                                                   110          132          -            -         10,454
                                               -------      -------      -------      -------     --------
Expenses:
   Research and development                     25,881       31,152        8,661       18,782      107,921
   Research tax credits                        (1,216)      (1,463)        (914)      (1,410)     (11,753)
   Research grants                                (279)        (336)        (208)      (1,895)      (8,152)
                                               -------      -------      -------      -------     --------
                                                24,386       29,353        7,539       15,477       88,016

   General and administrative                   14,915       17,953        7,454        7,184       47,628
   Stock-based compensation (note 11)            3,355        4,038          -            -          4,038
   Special charges (note 12)                     1,393        1,676          -            -          1,676
   Depreciation of property and equipment        1,496        1,801          557        1,019        5,393
   Amortization of patent costs                    204          245           89          178          875
   Interest and bank charges                       230          277           46          144        1,185

                                                45,979       55,343       15,685       24,002      148,811
                                               -------      -------      -------      -------     --------
Net loss before undernoted items               (45,869)     (55,211)     (15,685)     (24,002)    (138,357)
                                               -------      -------      -------      -------     --------

Investment and other income:
   Interest income                                 856        1,030          520          800        6,514
   Foreign exchange                              1,078        1,298      (1,747)          100        (201)
   Gain on disposal of intellectual
     property (note 5)                             -            -            -          3,484        3,484
   Other income                                    402          484          139          -            623
                                               -------      -------      -------      -------     --------
                                                 2,336        2,812      (1,088)        4,384       10,420
                                               -------      -------      -------      -------     --------
Net loss before income taxes                   (43,533)     (52,399)     (16,773)     (19,618)    (127,937)
Income taxes:
   Quebec credit for losses                        -            -            -            -            700
                                               -------      -------      -------      -------     --------
Net loss                                       (43,533)     (52,399)     (16,773)     (19,618)    (127,237)
                                               =======      =======      =======      =======     ========
Net loss per share (note 16):

   Basic and diluted                             (1.44)       (1.74)       (0.63)       (0.90)
                                               =======      =======      =======      =======


See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit

Year ended December 31, 2004, six-month period ended December 31, 2003, year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004

(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)





                                                                       Six-month
                                                        Year ended  period ended  Year ended    Cumulative
                                                      December 31,  December 31,    June 30,         since
                                           -----------------------  ------------  ----------- inception of
                                                 2004         2004         2003          2003   operations
                                           ---------- ------------  ------------  ----------- ------------
                                                 (US$ -       (Cdn$)       (Cdn$)       (Cdn$)       (Cdn$)
                                            note 2 (l))
Deficit, beginning of period:
   As previously reported                      (71,752)     (86,365)     (62,779)     (42,624)          -

   Adjustment to reflect change in
     accounting for employee stock
     options (note 3)                           (1,796)      (2,162)          -            -        (2,162)
                                              --------     --------      -------      -------     --------
   Deficit, beginning of period, as restated   (73,548)     (88,527)     (62,779)     (42,624)      (2,162)

Net loss                                       (43,533)     (52,399)     (16,773)     (19,618)    (127,237)

Share issue costs                                   -            -        (6,813)        (537)     (11,527)
                                              --------     --------      -------      -------     --------
Deficit, end of period                        (117,081)    (140,926)     (86,365)     (62,779)    (140,926)
                                              ========     ========      =======      =======     ========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended December 31, 2004, six-month period ended December 31, 2003, year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004

(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)



                                                                       Six-month
                                                        Year ended  period ended  Year ended    Cumulative
                                                      December 31,  December 31,    June 30,         since
                                           -----------------------  ------------  ----------- inception of
                                                 2004         2004         2003          2003   operations
                                           ---------- ------------  ------------  ----------- ------------
                                                 (US$ -       (Cdn$)       (Cdn$)       (Cdn$)       (Cdn$)
                                            note 2 (l))
Cash flows from operating activities:
   Net loss                                    (43,533)     (52,399)     (16,773)     (19,618)    (127,237)
   Adjustments for:
     Depreciation and amortization               1,700        2,046          646        1,197        6,268
     Stock-based compensation                    3,355        4,038          -            -          4,038
     Write-off of leasehold improvements
       and other property and equipment            988        1,189          -            -          1,189
     Provision for lease exit obligations          405          487          -            -            487
     Accretion expense                              16           19          -            -             19
     Write-off of patents                          -            -            -            -            119
     Gain on disposal of intellectual property     -            -            -         (3,484)      (3,484)
     Shares issued for services                    -            -            -            -            41
   Changes in operating assets and liabilities:
     Grants receivable                             -            -            529          488          -
     Amount receivable under collaboration
       agreement                               (12,000)     (14,443)         -            -        (14,443)
     Sales taxes and other receivables             (51)         (61)          161        (477)        (782)
     Research tax credits receivable               633          762         (937)        (456)      (1,349)
     Prepaid expenses and deposits              (1,799)      (2,165)        (733)        (689)      (4,061)
     Long-term prepaid expenses and deposits      (943)      (1,135)         -            -         (1,135)
     Deferred revenue                           12,123       14,592          -            -         14,592
     Accounts payable and accrued liabilities    3,133        3,771          590        1,086        9,809
                                               -------      -------      -------      -------     --------
                                               (35,973)     (43,299)     (16,517)     (21,953)    (115,929)
                                               -------      -------      -------      -------     --------
Cash flows from financing activities:
   Proceeds from issue of share capital          1,237        1,490       86,448       17,981      175,378
   Share issue costs                               -            -         (6,813)        (537)     (11,527)
   Proceeds from sale-leaseback                    -            -            -            -          2,168
   Repayment of obligations under capital lease   (353)        (425)        (203)        (552)      (2,746)
   Proceeds from long-term debt                  8,723       10,500          -            -         10,500
   Repayment of long-term debt                    (302)        (364)         -            -           (364)
                                               -------      -------      -------      -------     --------
                                                 9,305       11,201       79,432       16,892      173,409
                                               -------      -------      -------      -------     --------
Cash flows from investing activities:
   Additions to property and equipment         (12,254)     (14,750)        (916)      (1,638)     (21,946)
   Additions to patents                         (1,328)      (1,599)        (739)        (538)      (5,796)
   Long-term investment                            -            -            -           (591)        (591)
   Proceeds from (investment in)
     marketable securities                      33,863       40,759      (52,841)      13,129      (21,966)
   Proceeds from disposal of property
     and equipment                                  22           26          -            -             26
                                               -------      -------      -------      -------     --------
                                                20,303       24,436     (54,496)       10,362     (50,273)
                                               -------      -------      -------      -------     --------
Net (decrease) increase in cash and
  cash equivalents                              (6,365)      (7,662)       8,419        5,301        7,207
Cash and cash equivalents,
  beginning of period                           12,353       14,869        6,450        1,149          -
                                               -------      -------      -------      -------     --------
Cash and cash equivalents, end of period         5,988        7,207       14,869        6,450        7,207
                                               =======      =======      =======      =======     ========


Supplemental disclosures to cash flow statements (note 17)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Year ended December 31, 2004, six-month period ended December 31, 2003, year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004 (in thousands of Canadian dollars, except per share data)



1   ORGANIZATION AND BUSINESS ACTIVITIES:
Neurochem Inc. (the "Company" or "Neurochem"), incorporated under the Canada Business Corporations Act in 1993, is a Canadian biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral product candidates addresses critical unmet medical needs.

         Since inception, the business activities of the Company have been devoted principally to the development of the Company's core technology platform, amyloid inhibitors, which focuses on the design and synthesis of chemical compounds that inhibit the formation, deposition and toxicity of amyloid fibrils implicated as the underlying causes of certain diseases. The diseases currently targeted by the Company include Alzheimer's Disease, Hemorrhagic Stroke due to Cerebril Amyloid Angiopathy ("CAA"), and Amyloid A Amyloidosis. In addition, the Company is also conducting research programs for other neurological disorders principally Epileptic Seizures induced by Traumatic Brain Injury. In the fiscal period ended June 30, 2003, the Company disposed of its intellectual property rights for Diabetes Type II (see note 5). The status of the Company's principal product candidates are as follows:

Disease indication                               Product candidates                            Stage of development
------------------                               ------------------                            --------------------
Amyloid A (AA) Amyloidosis                            Fibrillex(TM)           Phase II/III clinical trial completed
Alzheimer's Disease                                    Alzhemed(TM)                        Phase III clinical trial
Hemorrhagic Stroke due to CAA                          Cerebril(TM)                         Phase II clinical trial
Epileptic Seizures induced by
   Traumatic Brain Injury                     Lead compound NC-1461                            Pre-clinical testing


         Neurochem is considered to be in the development stage, with a significant emphasis on clinical trials for three of its product candidates. Since inception, substantially all of the Company's research and development expenditures, capital expenditures, including costs incurred to secure patents, and all revenues from milestone payments and research contracts, relate to the Company's core technology platform.



2    SIGNIFICANT ACCOUNTING POLICIES:
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation of the net loss and shareholders' equity to US GAAP is presented in note 20.


(a)  Principles of consolidation:
The consolidated financial statements include the accounts of Neurochem Inc. and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated on consolidation.


(b)  Cash and cash equivalents:
The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents.

(c)  Marketable securities:
Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis. These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted market prices.


(d)  Long-term investment:
The long-term investment is recorded at cost. When, in the opinion of management, a permanent decline in value has occurred, the investment is written down to its estimated realizable value. In determining the estimated realizable value, management relies on its judgment and knowledge of the investment and of general business and economic conditions that prevail and are expected to prevail. These estimates are limited due to the uncertainty of predictions concerning future events.


(e)  Property and equipment:
Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization are provided at the following annual rates:


Asset                                                                      Basis                   Rate/period
-----                                                          -----------------                   -----------
Building                                                           Straight-line                      20 years
Research equipment                                             Declining balance                           20%
Office equipment                                               Declining balance                           20%
Computer hardware                                              Declining balance                           30%
Computer software                                                  Straight-line                          100%
Equipment under capital leases                                 Declining balance                        20-30%
Leasehold improvements                                             Straight-line    Over the term of the lease


(f)  Patents:
The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. Patents are stated at cost and are amortized using the straight-line method over the remaining life of the patent.


(g)  Impairment and disposal of long-lived assets:
Long-lived assets, including property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(h)  Revenue recognition:
Revenue from collaboration agreement that includes multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values. Payments received under the collaboration agreement may include upfront payments, regulatory and sales-based milestone payments for specific achievements as well as distribution fees. Upfront and regulatory milestone payments, which require the Company's ongoing involvement, are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones. Distribution fees are recognized when the amount is determinable and collection is reasonably assured.

         License fees are recorded when conditions and events under the license agreement have been met or occurred, and collectibility is reasonably assured.

         Interest income is recognized as earned.


(i)  Research and development:
Research expenditures are expensed as incurred and include a reasonable allocation of overhead expenses. Development expenditures are deferred when they meet the criteria for capitalization in accordance with Canadian GAAP, and the future benefits could be regarded as being reasonably certain. At December 31, 2004 and 2003, no development costs were deferred.


(j)  Government assistance:
Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Grants are recorded when there is reasonable assurance that the Company has complied with the terms and conditions of the approved grant program. Research tax credits are recorded when there is reasonable assurance of their recovery.


(k)  Foreign exchange:
Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are included in income.

         The Company's foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of operations.


(l)  Translation of convenience:
The Company's functional currency is the Canadian dollar. The Company has also presented the consolidated financial statements as at and for the period ended December 31, 2004 in US dollars, using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the noon exchange rate quoted by the Bank of Canada as at December 31, 2004, which was $0.8308 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

(m)  Income taxes:
Income taxes are provided for using the liability method. Under this method, differences between the financial reporting bases and the income tax bases of the Company's assets and liabilities are recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. A valuation allowance is recorded against any future tax asset, if it is more likely than not that the asset will not be realized.


(n)  Guarantees:
In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the guaranteed party, (ii) failure or another party to perform under an obligating agreement, or (iii) failure of another party to pay its indebtedness when due.


         A liability is recorded when the Company considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreement.


(o)  Costs associated with lease exit activities:
Costs associated with lease obligations for leased premises that are no longer being used by the Company are recognized and measured at fair value as of the cease-use date. The face value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, measured using the credit-adjusted risk-free rate.


(p)  Earnings per share:
Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.


(q)  Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, estimating accruals for clinical trial expenses and lease exit costs, estimating the timing of regulatory approvals for revenue recognition purposes, as well as assessing the recoverability of research tax credits and future tax assets. The reported amounts and note disclosures are determined to reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.

3   CHANGE IN ACCOUNTING POLICY:


Stock-based compensation:
Effective January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for employee stock options using the fair value based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

         Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the CICA to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.



4   COLLABORATION AGREEMENT:
In December 2004, the Company concluded an exclusive collaboration agreement with Centocor, Inc. ("Centocor") for Fibrillex(TM), the Company's most advanced product candidate designed to treat Amyloid A (AA) Amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for Fibrillex(TM), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to $65 million (US$54 million) as well as tiered distribution fees which will be based upon annual sales of Fibrillex(TM) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the United States and in Europe as well as for global manufacturing activities. Centocor will manage the marketing and sales of Fibrillex(TM) in the applicable territories.

         At December 31, 2004, the Company recorded a receivable for the upfront payment due from Centocor upon signing of the agreement in the amount of $14,443 (US$12,000). One half of the upfront payment to be received by the Company is potentially refundable in specified circumstances. All of the deferred revenue at December 31, 2004 relates to amounts to be received under this agreement.

         The Company recognized $132 of revenue under the agreement in 2004, representing the amortization of the non-refundable upfront payment for the period from signing the agreement, December 21, 2004, over the remaining estimated period to obtaining the regulatory approvals of the product.


5   LONG-TERM INVESTMENT:
In May 2003, the Company entered into the following transactions with respect to its Diabetes Type II pre-clinical program:

(i) the Company disposed of its intellectual property rights relating to the pre-clinical diabetes program, including an exclusive perpetual, royalty-free, worldwide license to Innodia Inc. ("Innodia"), a privately held Canadian biopharmaceutical company. The carrying value of these rights, which amounted to $346, was exchanged for 1,904,464 Innodia common shares having a fair market value of $5,400. The fair market value of the Innodia common shares was determined based on the pricing of a $7,000 private placement financing completed by Innodia concurrently with this transaction.

         Since the Company transferred its ownership of a controlled productive asset to Innodia in exchange for a non-controlling equity interest of 31% in Innodia, the Company accounted for this transaction as a partial sale and recognized a gain on the transaction only to the extent of the interest of the other shareholders in Innodia. Accordingly, the gain on sale of intellectual property rights of $3,484, included in the June 30, 2003 statement of operations, represents approximately 69% of the total gain of $5,054 on the transaction;

(ii) the Company subscribed for 176,339 Class A1 preferred shares of Innodia as part of a private placement for a cash consideration of $500, plus related costs of $91.

         In June 2003, the Company transferred its interest in Innodia to a holding company which is controlled indirectly by a shareholder. As consideration for this transfer, Neurochem received 176,339 non-voting Class A1 participating preferred shares, 1,904,464 non-voting, participating Class A common shares and 352,537 voting, non-participating Class V preferred shares of the holding company. The Class A1 preferred shares are convertible into common shares on a one-for-one basis at any time at the option of the holder and automatically convertible under specified circumstances. At December 31, 2004 and 2003, the Company's long-term investment represents voting rights of approximately 12% and equity ownership of approximately 70% in the holding company.

         Effective January 1, 2005, the Company will adopt the new recommendations of the CICA relating to the consolidation of variable interest entities ("VIE"). The standard requires the Company to identify VIEs in which it has an interest, determine whether it is a primary beneficiary of such entities and, if so, to consolidate the VIE. The Company has determined that its long-term investment in Innodia holding company meets the criteria for being a VIE and that the Company is the primary beneficiary. Accordingly, the Company will consolidate this investment as of January 1, 2005. The cumulative effect of the change in policy of $2,501 will be recorded as an increase to the opening deficit at January 1, 2005.



6   Property and equipment:


                                                                                       December 31,
                                                                                               2004
                                                            ---------------------------------------
                                                                         Accumulated
                                                                    depreciation and       Net book
                                                             Cost       amortization          value
                                                           ------   ----------------       --------
                                                                $                  $              $
Land                                                        1,646                  -          1,646
Building                                                    9,486                307          9,179
Research equipment                                          5,641              1,901          3,740
Computer hardware and software                              2,606              1,582          1,024
Office equipment                                              772                239            533
Equipment under capital leases                              1,198                630            568
                                                           ------              -----         ------
                                                           21,349              4,659         16,690
                                                           ======              =====         ======


                                                                                       December 31,
                                                                                               2003
                                                            ---------------------------------------
                                                                         Accumulated
                                                                    depreciation and       Net book
                                                             Cost       amortization          value
                                                           ------   ----------------       --------
                                                                $                  $              $
Research equipment                                          2,900              1,383          1,517
Computer hardware and software                              1,820                964            856
Office equipment                                              654                229            425
Equipment under capital leases                              1,198                503            695
Leasehold improvements                                      1,559                513          1,046
                                                           ------              -----         ------
                                                            8,131              3,592          4,539
                                                           ======              =====         ======


         Included in "depreciation of property and equipment" in the consolidated statements of operations is depreciation of equipment under capital leases of $127 (December 31, 2003 -- $74; June 30, 2003 -- $251).

         In May 2004, the Company purchased property and equipment for a total cash consideration of $10,500, plus $713 of acquisition-related costs. Assets acquired, including acquisition costs, consisted of land in the amount of $1,646, buildings in the amount of $9,476 and equipment of $91. As part of the purchase, the Company acquired a previously negotiated in-place operating lease that had a nominal value. The tenant is a company in which a shareholder has an equity interest. This lease expires in April 2005.

         All of the operations of the Company were moved into newly-acquired premises on May 8, 2004. See notes 12 and 13.



7   PATENTS:


                                                            2004         2003
                                                           -----        -----
                                                               $            $
Cost                                                       5,088        3,391
Accumulated amortization                                     695          449
                                                           -----        -----
                                                           4,393        2,942
                                                           =====        =====


         The remaining weighted average amortization period of patent costs at December 31, 2004 is 15.4 years (December 31, 2003 -- 15.6 years; June 30, 2003
-- 15.4 years). The estimated amortization expense for each of the next five years is approximately $340 per annum or $1,700 in the aggregate.

8   OBLIGATIONS UNDER CAPITAL LEASES:
Minimum lease payments under capital leases expiring in November 2005 are as follows:


                                                            2004         2003
                                                           -----        -----
                                                               $            $
2004                                                         -            470
2005                                                         431          431
                                                           -----        -----
                                                             431          901
Less amount representing interest at a rate of 6.88%          15           60
                                                           -----        -----
                                                             416          841
Less current portion                                         416          425
                                                           -----        -----
                                                             -            416
                                                           =====        =====


         Interest expense related to obligations under capital leases for the year ended December 31, 2004 was $45 (six-month period ended December 31, 2003 -- $33; year ended June 30, 2003 -- $92) and is included in "interest and bank charges" in the consolidated statements of operations.


9   LONG-TERM DEBT:
In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500 in order to finance the newly-acquired premises (see note 6). The financing may be drawn in the form of either advances or discounted bankers' acceptances. Advances bear interest at the bank's prime rate plus 0.25%, and the bankers' acceptances bear interest at bankers' acceptances rate plus stamping fees of 1.25%. Since the Company has a contractual right, exercisable at its sole discretion, to continue to roll over the short-term obligations for a period extending for more than a year from the balance sheet date, the debt has been classified as long-term, except for the annual reductions in the authorized credit. Under the terms of the agreement, the maximum authorized credit is reduced by $175 per quarter. The agreement requires certain ratios and covenants to be respected. As at December 31, 2004, the Company was in compliance with these ratios and covenants. The loan is guaranteed by a first ranking hypothec on the universality of the Company's movable and immovable property. The agreement is for a term of five years and expires on June 30, 2009.

         As of December 31, 2004, the credit was drawn in the form of discounted bankers' acceptances bearing interest at 2.59%, plus stamping fees. Principal repayments for the next five years are as follows:


                                                                               $
2005                                                                         686
2006                                                                         700
2007                                                                         700
2008                                                                         700
2009                                                                       7,350
                                                                          ------
                                                                          10,136
                                                                          ======


         Interest on long-term debt including stamping fees amounted to $174 for the year ended December 31, 2004 (nil in 2003).

10   SHARE CAPITAL:


(a)  The authorized share capital of the Company consists of:
     o   an unlimited number of voting common shares

     o an unlimited number of non-voting preferred shares, issuable in one or more series


(b)  Issued and outstanding:

         The issued and outstanding share capital consists of:



                                                                                         2004         2003
                                                                                      -------      -------
                                                                                            $            $
30,320,419 common shares (December 31, 2003 -- 29,775,127 common shares)              175,855      173,930
                                                                                      =======      =======


         Changes in the issued and outstanding common shares for the year ended June 30, 2003, the six-month period ended December 31, 2003 and the year ended December 31, 2004 were as follows:


                                                                                       Number      Dollars
                                                                                   ----------     --------
                                                                                                         $
Balance, June 30, 2002                                                             18,028,344       69,501
Issued for cash from private placement (i)                                          4,000,000       15,148
Exercise of warrants                                                                  836,644        1,904
Exercise of stock options                                                             618,036          929
                                                                                   ----------     --------
Balance, June 30, 2003                                                             23,483,024       87,482
Issued for cash from public offering (ii)                                           5,750,000       84,956
Exercise of warrants                                                                  106,785          192
Exercise of stock options                                                             435,318        1,300
                                                                                   ----------     --------
Balance, December 31, 2003                                                         29,775,127      173,930
Exercise of stock options:
   For cash                                                                           545,292        1,490
   Ascribed value from additional paid-in capital                                         -            435
                                                                                   ----------     --------
Balance, December 31, 2004                                                         30,320,419      175,855
                                                                                   ==========     ========

June 30, 2003:
(i) On July 25, 2002 and February 18, 2003, the Company completed equity financing agreements with Picchio Pharma Inc. In July 2002, the Company issued 2.8 million units at a cost of $2.50 per unit, and received aggregate proceeds of $7,000. The units were comprised of one common share and one warrant exercisable any time within a three-year period at the exercise price of $3.13. The warrants expire on July 25, 2005.

         In February 2003, the Company issued 1.2 million units at a cost of $6.79 per unit and received aggregate proceeds of $8,148. The units were comprised of one common share and one warrant exercisable any time within a three-year period at an exercise price of $7.81. The warrants expire on February 18, 2006.

         Share issue costs related to these transactions were charged to the deficit.

December 31, 2003:
(ii) In September 2003, the Company completed a public offering for the issuance and sale of 5.75 million common shares at a price of $14.77 (US$10.87) per share. The total proceeds of the offering to the Company was $84,956. Total share issue expenses of $6,813 were charged to the deficit.

(c)  Stock option plan:
Under its stock option plan, the Company may grant options to purchase common shares to employees, directors, officers, consultants and members of the Scientific and Clinical Advisory Boards of the Company. The terms, number of common shares covered by each option, as well as the permitted frequency of the exercise of such options are determined by the Board of Directors. In general, options vest over periods of up to five years. In the period ended December 31, 2003, the shareholders approved an increase of 1,241,794 in the number of common shares reserved for issuance under the plan, from 3,196,973 common shares to 4,438,767 common shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share will, in no circumstances, be lower than the fair market value of the common shares at the date of the grant of the option, less any discount permitted by any regulatory authority. In no event may the term of any option exceed ten years from the date of the grant of the option.

         Changes in outstanding options issued under the stock option plan for the year ended June 30, 2003, the six-month period ended December 31, 2003 and the year ended December 31, 2004 were as follows:



                                                                                         Weighted
                                                                                          average
                                                                         Number    exercise price
                                                                      ---------    --------------
                                                                                                $

Options outstanding, June 30, 2002                                    1,963,500              2.32
Granted                                                                 909,000              7.22
Exercised                                                             (577,036)              1.59
Cancelled or expired                                                    (3,620)              3.25
                                                                      ---------             -----
Options outstanding, June 30, 2003                                    2,291,844              4.48
Granted                                                                 342,000             21.70
Exercised                                                             (335,318)              2.87
                                                                      ---------             -----
Options outstanding, December 31, 2003                                2,298,526              7.23
Granted                                                                 797,000             25.65
Exercised                                                             (545,292)              2.73
Cancelled or expired                                                  (186,450)              6.90
                                                                      ---------             -----
Options outstanding, December 31, 2004                                2,363,784             14.51
                                                                      =========             =====

         The following table summarizes information about options outstanding and exercisable at December 31, 2004:



                                                                                                 Weighted average
                                                                                                        remaining
                                                                         Options      Options    contractual life
Exercise price/share                                                 outstanding  exercisable             (years)
--------------------                                                 -----------  -----------    ----------------
$  0.36  -   $   0.65                                                     25,500       25,500                 2.7
$  2.99  -   $   3.75                                                    525,120      394,708                 6.0
$  5.30  -   $   6.79                                                    201,264       79,889                 7.9
$  8.11  -   $   9.85                                                    505,000      191,667                 8.1
$ 17.81  -   $  23.35                                                    494,900      143,017                 9.4
$ 27.90  -   $  33.00                                                    612,000      174,250                 9.3
                                                                       ---------    ---------                 ---
                                                                       2,363,784    1,009,031                 8.1
                                                                       =========    =========                 ===



(d)  Other outstanding options at December 31, 2004:
The Company had previously issued 400,000 options to purchase common shares at prices ranging from US$0.20 to US$2.50 per share which are not covered by the stock option plan. These options were all exercised prior to January 1, 2004. In the year ended December 31, 2003, 100,000 of these options were exercised for gross proceeds of $337. In the six-month period ended June 30, 2003, 41,000 of these options were exercised for gross proceeds of $12.


(e)  Outstanding warrants at December 31, 2004:
Each warrant entitles the holder to purchase one common share. Changes in outstanding warrants issued in connection with various private placements were as follows:


                                                                                         Weighted
                                                                                          average
                                                                         Number    exercise price
                                                                      ---------    --------------
                                                                                                $


Warrants outstanding, June 30, 2002                                     943,429              2.22
Issued in connection with private placement (note 10 (b) (i))         4,000,000              4.53
Exercised                                                              (836,644)             2.28
                                                                      ---------              ----
Warrants outstanding, June 30, 2003                                   4,106,785              4.46
Exercised                                                              (106,785)             1.80
                                                                      ---------              ----
Warrants outstanding, December 31, 2003 and 2004                      4,000,000              4.53
                                                                      =========              ====

         The following table summarizes information about outstanding warrants at December 31, 2004:


Warrants                                                                        Exercise price          Expiry
                                                                                ---------------         ------
                                                                                            $
2,800,000                                                                                3.13        July 2005
1,200,000                                                                                7.81    February 2006
                                                                                         ----
4,000,000                                                                                4.53
                                                                                         ====



         See subsequent event note 22.


(f)  Agreement to issue shares:
On December 1, 2004, the Company entered into an agreement with its Chief Executive Officer to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. The agreement is subject to regulatory and shareholders' approval in 2005. Upon regulatory and shareholders' approval, shares will be issued and stock-based compensation will be recorded in 2005 related to this agreement.


11  STOCK-BASED COMPENSATION:
For the year ended December 31, 2004, the Company recorded total stock-based compensation of $4,038 related to stock options granted to employees after July 1, 2002 in accordance with the change in accounting policy detailed in note 3.

         If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to options granted to employees after July 1, 2002 but prior to January 1, 2004, date at which the fair value method was applied to all stock-based compensation, the net loss and related loss per share figures would be as follows:


                                                                                 December 31,     June 30,
                                                                                         2003         2003
                                                                                 ------------     --------
                                                                                            $            $
Reported net loss                                                                    (16,773)     (19,618)
Pro forma adjustments to compensation expense                                         (1,444)        (718)
                                                                                     -------      -------
Pro forma net loss                                                                   (18,217)     (20,336)
                                                                                     =======      =======
Pro forma loss per share:
   Basic                                                                               (0.68)       (0.93)
   Diluted                                                                             (0.68)       (0.93)
                                                                                     =======      =======



         The fair value of the options granted were determined using the following method and assumptions.

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the fiscal periods ended December 31, 2004 and 2003 were as follows:


                                                                                         2004         2003
                                                                                        -----        -----
Risk free interest rate                                                                 3.82%        4.30%
Expected volatility                                                                       43%          36%
Expected life in years                                                                      7            7
Expected dividend yield                                                                   nil          nil
                                                                                        =====        =====



         The following table summarizes the weighted average grant-date fair value per share for options granted during the fiscal periods ended December 31, 2004 and 2003:


                                                                                                  Weighted
                                                                                                   average
                                                                                    Number of   grant-date
                                                                                      options   fair value
                                                                                    ---------   ----------
                                                                                                         $
Fiscal periods ended:
   December 31, 2004                                                                  797,000        12.83
   December 31, 2003 (6 months)                                                       342,000         9.93
                                                                                      =======        =====



         Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.



12  SPECIAL CHARGES:
Special charges consist of:


                                                                                                         $
Provision for lease exit obligations                                                                   487
Write-off of leasehold improvements and other property and equipment                                 1,189
                                                                                                     -----
                                                                                                     1,676
                                                                                                     =====


         The Company had previously entered into lease obligation contracts for space located in the City of Montreal, through February 28, 2011. As a result of the Company's move to new premises during the second quarter ended June 30, 2004 referred to in note 6, a liability of $896 was recognized in the second quarter for the future lease costs of the vacated premises, net of estimated sublease rentals that could reasonably be obtained for the properties. In the fourth quarter, the Company revised its estimate of the cost associated with the lease exit activities as a result of entering into a sublease agreement for its former premises. A reconciliation of the beginning and ending liability balances is presented below:


                                                                                                         $
Initial provision                                                                                      896
Payments made                                                                                         (217)
Accretion expense                                                                                       19
Adjustment to record change in estimate as a result of sublease agreement                             (409)
                                                                                                      ----
Ending provision at December 31, 2004                                                                  289
                                                                                                      ====


         As at December 31, 2004, the remaining liability related to future lease payments was $289, of which $126 is included in long-term accrued liabilities and $163 is included in accrued liabilities.

         In addition, the Company wrote off $965 of related leasehold improvements, $211 of furniture and fixtures and $13 of lab equipment related to the vacated premises.



13  COMMITMENTS AND CONTINGENCIES:


(a)  Operating leases:
Minimum annual lease payments for the next five years and thereafter under operating leases relating to vacated premises are as follows:


                                                                                                         $
2005                                                                                                   303
2006                                                                                                   168
2007                                                                                                   159
2008                                                                                                   152
2009                                                                                                   144
Thereafter                                                                                             168
                                                                                                     -----
                                                                                                     1,094
                                                                                                     =====

         In addition, the Company is also responsible for operating costs and taxes under the operating leases.


(b)  License agreements and research collaborations:
Effective January 1, 1994, the Company entered into a number of license agreements (the "License Agreements") with Parteq Research and Development Innovations ("Parteq"), the commercialization arm and exclusive worldwide licensee of Queen's University. Pursuant to these agreements, the Company was granted the worldwide exclusive license, with the right to sublicense, to certain technologies, patents and patent applications developed and belonging to Queen's University (the "Intellectual Property") and to develop, make, have made, use, sell and have sold certain products using the Intellectual Property. While Parteq and Queen's University retain the title to the Intellectual Property, the Company, directly or through its subsidiaries, has the exclusive right to exploit the Intellectual Property. All improvement to the Intellectual Property developed or invented by the Company are owned by the Company, directly or through its subsidiaries. Pursuant to the terms of the License Agreements, the Company has agreed to pay certain fees (including milestone payments) and royalties, and to assume all expenses related to the protection of the intellectual property rights.

         Each of the License Agreements will terminate upon the later of (i) the expiry date of the last-to-expire of the licensed patents or (ii) ten years after its first sales of products that use the license, should no patent be issued.

         Under the terms of an agreement with the federal Ministry of Industry (Technology Partnerships Canada Program), the Company is committed to pay the federal government royalties equal to 7.24% of gross revenues realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's Disease until June, 30, 2010. After June 30, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the agreement reaches $20,540.

         The Company and its subsidiaries are party to research and license agreements under which they have obtained rights to use certain technologies to develop certain of its product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.

         The Company outsources clinical trials in the normal course of business. As at December 31, 2004, the Company's future obligations with respect to these clinical trial agreements amount to $6,152.


(c)  Management services agreement:
The payments under a management services agreement with a shareholder-affiliated entity (see note 14 (a)) are as follows: 2005 -- $2,400; 2006 -- $2,400 and 2007
-- $2,200.

(d)  Guarantees:
At December 31, 2004, the Company is contingently liable for letters of guarantee granted in favor of a landlord in the amount of $450. Security deposits of $450 are pledged under the letters of guarantee. The Company has also granted a movable hypothec in the amount of $100 under a lease agreement covering the universality of movable property at a leased location.

         In December 2004, the Company obtained a new credit facility in the amount of $7,222 (US$6,000) to be used for the issuance of a letter of guarantee in connection with the collaboration agreement with Centocor referred to in note
4. At December 31, 2004, no letter of guarantee was issued under this facility.


(e)  Litigation:
In 2002, the Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois, pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds (the "CTA"). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the term of the CTA. The dispute has now been submitted to an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration.

         The Company continues to vigorously defend against the claims brought by Immtech. The arbitral proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.



14   RELATED PARTY TRANSACTIONS:
(a) Under the terms of a management services agreement entered into in March 2003 and amended in December 2004 with Picchio International Inc. ("Picchio"), a company related to a shareholder, director and officer, the Company recorded a management fee of $1,080 (six-month period ended December 31, 2003 -- $480; year ended June 2003 -- $320). In addition, the Company paid nil in performance incentive fees for the year ended December 31, 2004 (December 31, 2003 -- $250; June 30, 2003 -- nil). As at December
     31, 2004, accounts payable and accrued liabilities include $200 due to Picchio (December 31, 2003 -- $20; June 30, 2003 -- $13).

(b) The Company paid Parteq Research and Development Innovations, a company related to a director, the following amounts for patent fees in the normal course of operations:


                                                                                                         $
Period ended:
   December 31, 2004                                                                                    10
   December 31, 2003                                                                                    -
   June 30, 2003                                                                                        10
                                                                                                        ==


(c) Included in research and development are the following amounts paid to Queen's University at Kingston, under various research agreements:


                                                                                                         $
Period ended:
   December 31, 2004                                                                                    -
   December 31, 2003                                                                                    -
   June 30, 2003                                                                                        10
                                                                                                        ==


(d) Legal fees paid to a firm in which a former director is a partner were $332 during his period of service (December 31, 2003 -- $1,303; June 30, 2003 -- $1,208).

(e) The Company purchased equipment in the amount of $500 from a company in which Picchio also has an equity interest. As at December 31, 2004, the balance due to that company amounted to $414.

         These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.



15  INCOME TAXES:


(a)  Details of the components of income taxes are as follows:


                                                                                      Six-month
                                                                      Year ended   period ended   Year ended
                                                                    December 31,   December 31,     June 30,
                                                                            2004           2003         2003
                                                                    ------------   ------------   ----------
                                                                               $              $            $
Loss before income taxes:
   Canadian operations                                                   (10,935)        (4,120)     (15,974)
   Foreign operations                                                    (41,464)       (12,653)      (3,644)
                                                                         -------        -------      -------
                                                                         (52,399)       (16,773)     (19,618)

Basic income tax rate                                                         31%            33%          34%
                                                                         -------        -------      -------
Computed income tax recovery                                             (16,254)         (5,535)      (6,670)

Adjustment in income taxes resulting from:
   Non-recognition of losses and other deductions                          7,379          2,936        6,582
   Difference in tax rate of a foreign subsidiary                          8,262          2,720          820
   Non deductible stock option expenses                                    1,251            -            -
   Permanent differences                                                    (638)          (121)        (732)
                                                                         -------        -------      -------
                                                                             -              -            -
                                                                         =======        =======      =======

(b) Future income taxes:

The temporary differences that give rise to future tax assets and liabilities at December 31, 2004 and 2003 are as follows:



                                                                                         2004         2003
                                                                                     --------       ------
                                                                                            $            $
Future tax assets:
   Patent costs                                                                        10,154       10,012
   Unclaimed scientific research and experimental
     development expenditures for tax purposes                                         10,990        7,533
   Share issue costs                                                                    1,574        2,171
   Net operating losses                                                                 6,653        1,874
   Long-term investment                                                                   271          271
   Other                                                                                  131           74
                                                                                     --------       ------
                                                                                       29,773       21,935
Less: valuation allowance                                                             (28,701)     (21,272)
                                                                                     --------       ------
                                                                                        1,072          663
Future tax liabilities:
   Property and equipment                                                              (1,072)        (663)
                                                                                     --------       ------
Net future tax assets                                                                     -            -
                                                                                     ========       ======


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


(c) The Company has the following unclaimed deductions available to reduce future taxable income in Canada:



                                                                                      Federal       Quebec
                                                                                      -------       ------
                                                                                            $            $
Research expenditure pool (no expiry)                                                  43,019       15,338
                                                                                      =======       ======



         The Company also has approximately $9,514 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:


                                                                                                         $
2011                                                                                                   637
2012                                                                                                 2,251
2013                                                                                                 1,799
2014                                                                                                 4,827
                                                                                                     -----
                                                                                                     9,514
                                                                                                     =====

16   EARNINGS PER SHARE:
The reconciliation between basic and diluted earnings per share is as follows:


                                                                                       Six-month
                                                                      Year ended    period ended   Year ended
                                                                    December 31,    December 31,     June 30,
                                                                            2004            2003         2003
                                                                    ------------    ------------   ----------
Basic weighted average number of common shares outstanding            30,156,194      26,813,836   21,770,541
                                                                      ==========      ==========   ==========
                                                                               $               $            $
Basic net loss per share                                                   (1.74)          (0.63)       (0.90)
                                                                      ==========      ==========   ==========

Diluted:
   Basic weighted average number of common shares outstanding         30,156,194      26,813,836   21,770,541
   Plus impact of stock options and warrants (1)                       4,389,005       4,476,940    2,858,010
                                                                      ----------      ----------   ----------
Diluted common shares                                                 34,545,199      31,290,776   24,628,551
                                                                      ==========      ==========   ==========
Diluted net loss per share (1)                                             (1.74)          (0.63)       (0.90)
                                                                      ==========      ==========   ==========


(1) The impact of stock options and warrants is anti-dilutive because the Company incurred losses in 2004 and 2003.

All outstanding options and warrants included in this computation could potentially be dilutive in the future. At December 31, 2004, 903,500 options were not considered in the computation of the diluted weighted average number of shares outstanding, since the exercise price of these options was higher than the average market price.


17   STATEMENTS OF CASH FLOWS -- SUPPLEMENTARY DISCLOSURE:


(a)  Cash and cash equivalents:
Cash and cash equivalents consist of cash balances with banks and short-term investments:


                                                                                        2004          2003
                                                                                       -----          ----
                                                                                           $             $
Cash balances with banks                                                               1,215         1,079
Short-term investments (yielding interest between 2.51% to 2.56%
  (December 31, 2003: 1.06% to 2.75%))                                                 5,992        13,790
                                                                                       -----        ------
                                                                                       7,207        14,869
                                                                                       =====        ======




(b)  Interest and income taxes:


                                                                                        Six-month
                                                                      Year ended     period ended    Year ended
                                                                    December 31,     December 31,      June 30,
                                                                            2004             2003          2003
                                                                    ------------     ------------    ----------
                                                                               $                $             $
Cash paid in the year for:
   Interest                                                                  151               35            92
   Income taxes                                                               -                 -            -
                                                                             ===               ==            ==

(c)  Non-cash transactions:


                                                                                     Six-month
                                                                      Year ended    period ended    Year ended
                                                                    December 31,    December 31,      June 30,
                                                                            2004            2003          2003
                                                                    ------------    ------------    ----------
                                                                               $               $             $
Disposal of intellectual property to Innodia in exchange
   for an equity interest (note 5)                                            -               -          3,830
Additions to property and equipment and patent costs included in
   accounts payable and accrued liabilities at year-end                      916              406          590
                                                                             ===              ===        =====




18   SEGMENT DISCLOSURES:


(a)  Business segment:
The Company operates in one business segment, namely the development and commercialization of innovative therapeutics for neurological disorders. The Company's operations are conducted principally in Canada and Europe.


(b) Property and equipment and intangible assets (patent costs) by geographic area are as follows:



                                                                                         2004         2003
                                                                                       ------        -----
                                                                                            $            $
Canada                                                                                 16,745        4,599
Europe                                                                                  4,338        2,882
                                                                                       ------        -----
                                                                                       21,083        7,481
                                                                                       ======        =====



(c)  Major customers:
All revenues recognized in 2004 and the amount receivable at December 31, 2004 were derived from one customer under the collaboration agreement referred to in note 4.



19   FINANCIAL INSTRUMENTS:


(a)  Fair value disclosure:
Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

         The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, the amount receivable under collaboration agreement, sales taxes and other receivables, research tax credits receivable as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments.

         Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 mid rating). As at December 31, 2004, the weighted average effective interest rate of the marketable securities is approximately 2.15% (December 31, 2003 -- 1.71%). The fair market value of the marketable securities amounts to $21,964 as at December 31, 2004 ($62,726 as at December 31, 2003).

         The fair value of the long-term debt approximates the carrying value because interest is based on market-related variable rates. The fair values of obligations under capital leases, calculated at the present value of future contractual payments of principal and interest, discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, and the long-term accrued liabilities also approximate their carrying values.

(b)  Credit risk:
Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

         Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of marketable securities and amount receivable under collaboration agreement. The Company has investment policies that ensure the safety and preservation of principal, that ensure the Company's liquidity needs are met and that optimize yields. Authorized investments include bankers' acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and shall not exceed 10% per issuer. All of the amount receivable under collaboration agreement is due from one customer.


(c)  Foreign currency risk management:
A substantial portion of the Company's revenues, as well as expenses, are denominated in US dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company's operating results.


(d)  Interest rate risk:
The Company's exposure to interest rate risk is as follows:


Cash and cash equivalents                         Short-term fixed interest rate
Marketable securities                             Short-term fixed interest rate
Obligations under capital leases                             Fixed interest rate
Long-term debt                        Short-term fixed or variable interest rate

20   CANADIAN/US REPORTING DIFFERENCES:

(a)  Consolidated statements of operations:
The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:



                                                                          Six-month                   Cumulative
                                                         Year ended    period ended    Year ended          since
                                                       December 31,    December 31,      June 30,   inception of
                                                               2004            2003          2003     operations
                                                       ------------    ------------    ----------   ------------
                                                                  $               $             $              $
Net loss in accordance with Canadian GAAP                   (52,399)        (16,773)      (19,618)      (127,237)

Adjustment for:
   Stock-based compensation (1):
     Canadian GAAP                                            4,038             -             -            4,038
     US GAAP                                                     (8)             (8)          (83)        (1,983)
   Long-term investment (2)                                  (1,730)           (771)          -           (2,501)
                                                            -------         -------       -------       --------
Net loss in accordance with
   US GAAP                                                  (50,099)        (17,552)      (19,701)      (127,683)
                                                            =======         =======       =======       ========
Loss per share under US GAAP:
   Basic and diluted                                          (1.66)          (0.65)        (0.90)
                                                            =======         =======       =======


         The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share is the same amount as the one used for Canadian GAAP purposes.


(b)  Consolidated balance sheets:
A reconciliation of balance sheet items in accordance with Canadian GAAP with US GAAP is as follows:

(i)      Share capital:

                                                                                              December 31,
                                                                                     ---------------------
                                                                                         2004         2003
                                                                                     --------      -------
                                                                                            $            $
Share capital, Canadian GAAP                                                          175,855      173,930
Adjustment for:
   Stock-based compensation (1)                                                          (435)          -
   Share issue costs (3)                                                              (11,527)     (11,527)
                                                                                     --------      -------
Share capital, US GAAP                                                                163,893      162,403
                                                                                     ========      =======

(ii) Additional paid-in capital:

                                                                                              December 31,
                                                                                     ---------------------
                                                                                         2004         2003
                                                                                     --------      -------
                                                                                            $            $
Additional paid-in capital, Canadian GAAP                                               5,765          -
Adjustment for:
   Stock-based compensation (1):
     Canadian GAAP - current reversed                                                  (5,765)         -
     US GAAP - current                                                                      8            8
     Cumulative effect of prior years                                                   1,701        1,693
                                                                                      -------        -----
Additional paid-in capital, US GAAP                                                     1,709        1,701
                                                                                      =======        =====


(iii)    Deficit:

                                                                                              December 31,
                                                                                     ---------------------
                                                                                         2004         2003
                                                                                     --------      -------
                                                                                            $            $
Deficit, Canadian GAAP                                                               (140,926)     (86,365)
Adjustment for:
   Stock-based compensation (1):
     Canadian GAAP - cumulative effect of prior years reversed                          2,162          -
     Canadian GAAP - current year reversed                                              4,038          -
     US GAAP - current year                                                                (8)          (8)
     Cumulative effect of prior years                                                  (1,701)      (1,693)
                                                                                     --------      -------
                                                                                        4,491       (1,701)
   Long-term investment (2)                                                            (2,501)        (771)
   Share issue expenses (3)                                                            11,527       11,527
                                                                                     --------      -------
Deficit, US GAAP                                                                     (127,409)     (77,310)
                                                                                     ========      =======



(1)  Stock-based compensation:

     Employees
     For US GAAP purposes, the Company has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded a compensation expense of $8 (December 31, 2003 -- $8; June 30, 2003 -- $83) in respect of options granted to employees prior to the Company's initial public offering at prices other than the quoted market price at date of grant.

              For Canadian GAAP purposes, the Company adopted the fair value method of accounting for stock options granted to employees effective January 1, 2004 (see note 3).

(2)  Long-term investment:
     For US GAAP purposes, the Company's long-term investment would be considered a variable interest entity (VIE) as defined in FIN 46R, Consolidation of Variable Interest Entities. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected returns if they occur, or both. The Company's long-term investment represents a holding, the sole purpose of which is to hold the investment in Innodia Inc. The maximum amount at risk for the Company is the Company's carrying value of the investment. For Canadian GAAP, similar guidance has been issued, but is only effective for fiscal years beginning on or after November 1, 2004.

(3)  Share issue costs:
     For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.



21  COMPARATIVE FIGURES:
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.


22  SUBSEQUENT EVENT:
On February 14, 2005, a corporate shareholder confirmed its commitment to exercise 2,800,000 warrants to purchase common shares due to expire on July 25, 2005. Total proceeds to the Company from this exercise will be $8,764.

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The statements contained in the following Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations of Neurochem Inc. and subsidiaries ("Neurochem" or "the Company"), other than statements of fact that are independently verifiable at the date hereof, may be forward-looking statements regarding the industry in which Neurochem operates, Neurochem's expectations as to its future performance, liquidity and capital resources. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, including but not limited to those set forth in the "Risks and Uncertainties" section. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements.

         In 2003, the Company changed its fiscal year-end to December 31 from June 30 to be consistent with most companies in its industry. The following analysis explains the material variations in the audited consolidated statements of operations, financial position and cashflows of Neurochem for the year ended December 31, 2004, compared to the unaudited twelve-month period ended December 31, 2003. The Company has also explained the variations between the six-month period ended December 31, 2003, and the unaudited six-month period ended December 31, 2002.

         This analysis should be read in conjunction with the audited consolidated financial statements of Neurochem and related notes, included herein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation to US GAAP of earnings and balance sheet items is presented in note 20 of the audited consolidated financial statements. Unless otherwise indicated, amounts are presented in Canadian dollars.


OVERVIEW
Neurochem is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. The Company currently has three programs in clinical trials: Fibrillex(TM), Alzhemed(TM) and Cerebril(TM).

         In December 2004, the Company concluded an exclusive collaboration and distribution agreement with Centocor, Inc. ("Centocor") for Fibrillex(TM) (1,3-propanedisulfonate), the Company's most advanced product candidate designed to treat Amyloid A (AA) Amyloidosis. Under this agreement, Neurochem (International) Limited, a wholly-owned subsidiary of Neurochem Inc, granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for Fibrillex(TM), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea, for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to US$54 million, as well as tiered distribution fees which will be based upon net annual sales of Fibrillex(TM) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the United States and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of Fibrillex(TM) in the applicable territories. The Fibrillex(TM) Phase II/III clinical trial with a total of 183 patients enrolled was completed in December 2004 and the results are expected to be issued during the second quarter of 2005.

         Fibrillex(TM) has been designated as an orphan drug in the US and Europe, which designation usually provides for market exclusivity of seven years and ten years, respectively, once the drug is approved. Fibrillex(TM) has also received the Fast Track Product ("FTP") designation by the U.S. Food and Drug Administration ("FDA") and was selected for the FDA Pilot 2 program by the Cardio-Renal Drug Product Division of the FDA. As a result of the FTP designation, Neurochem will submit a schedule for a rolling New Drug Application, enabling the FDA to commence review of portions of the application before the filing of the New Drug Application; under this designation, the Company is also eligible for priority review by the FDA. The FDA Pilot 2 program designation enables Fibrillex(TM) to be part of the Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development and eventual marketing of the product candidate.

         Alzhemed(TM) (3-amino-1-propanesulfonic acid), designed to stop the progression of Alzheimer's Disease ("AD"), is the Company's next most advanced product candidate. The Company launched, in June 2004, a North American Phase III clinical trial to investigate the safety and efficacy of Alzhemed(TM) for the treatment of AD. The trial will include approximately 950 mild-to-moderate AD patients and will be conducted at 50 U.S. and 20 Canadian clinical centers across North America over a period of 18 months. As of December 31, 2004, over 550 patients have been screened and of these approximately 430 were randomized and are receiving study medication, either placebo or one of two doses of Alzhemed(TM). The primary endpoint of this study includes the evaluation of cognitive and functional abilities with the Alzheimer's Disease Assessment Scale, cognitive subpart ("ADAS-cog"), the Clinical Dementia Rating Scale-Sum of Boxes ("CDR-SB") and a measure of changes in brain volume by Magnetic Resonance Imaging. The Alzhemed(TM) European Phase III clinical trial is expected to be launched in 2005. Alzhemed(TM) is Neurochem's first generation product candidate for AD.

         Neurochem also reported that its two-year open-label Phase II extension study for Alzhemed(TM) continued to produce promising interim results in AD patients. The 20-month data showed that the large majority of the mild AD patients responded well to treatment with Alzhemed(TM) and continued to stabilize or improve as measured by well validated cognitive and functional tests such as ADAS-cog, MMSE (Mini Mental State Exam) and CDR-SB.

         Cerebril(TM) (3-amino-1-propanesulfonic acid), the Company's product candidate for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, completed a Phase IIa clinical trial to evaluate safety in January 2004. The Company continues to work towards the preparation of a Phase IIb trial to test the safety and efficacy of Cerebril(TM) for the prevention of the recurrence of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy.

         Neurochem signed two important agreements in January 2004 related to its vaccine programs. A strategic alliance was signed with National Research Council of Canada's Institute for Biological Sciences, and more specifically Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines. Also, the Company entered into an in-license agreement with PRAECIS PHARMACEUTICALS INCORPORATED, a biopharmaceutical company, relating to A(beta) amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD.

         In May 2004, the Company acquired from Shire BioChem, Inc. (Shire BioChem) facilities located in the Parc Scientifique et de haute technologie de Laval for $10,500,000 and incurred $713,000 of acquisition related expenses. This acquisition enabled the Company to regroup corporate and scientific employees in the same location, and provided the infrastructure and support required for current and future growth. The facilities consist of buildings with approximately 160,000 square feet, 40% of which are state-of-the-art research and development space to support Neurochem's advancing R&D programs. To finance this capital expenditure, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500,000. The credit agreement expires in June 2009.

         In September 2003, Neurochem completed the initial public offering of its common shares in the U.S. and a new issue of common shares in Canada for total proceeds of $84,956,000 (US$62,502,500). The Company issued 5.75 million common shares at a price of $14.77 (US$10.87) per share and incurred share issue expenses in the amount of $6,813,000. The net proceeds from the offering are being used to fund clinical trials of the Company's lead product candidates, other research and development programs, capital expenditures, working capital and general corporate activities. Picchio Pharma Inc. ("Picchio Pharma"), a company established between a trust of which Dr. Francesco Bellini, O.C., is a beneficiary and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada, acquired 1,346,800 shares of the offering. As at December 31, 2004, Picchio Pharma is the principal shareholder of the Company with an ownership of approximately 30% on a fully diluted basis, including four million warrants expiring in 2005 and 2006.

         In November 2003, Neurochem was added to the NASDAQ Biotechnology Index ("NBI"). All securities in the NBI are listed on the NASDAQ National Market and meet minimum requirements, including market value, average daily share volume and seasoning as a public company. In December 2003, the Company was also added to the S&P/TSX Composite Index, the S&P/TSX Capped Health Care Index and the Global Industry Classification Standard (GICS) Index. Inclusion in these indexes offers the benefit of additional visibility on financial markets, as well as potential increased trading volume.

         In May 2003, in a strategic move aimed at focusing on core expertise, the Company completed a technology transfer pertaining to its diabetes program to Innodia Inc. ("Innodia"), a company focused exclusively on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia. This strategy eliminates funding requirements associated with the diabetes program, while allowing Neurochem to share in the program's economic potential as an indirect shareholder of Innodia.

         The Company places importance on obtaining and maintaining patent and trade secret protection for significant discoveries. In 2002, Neurochem executed an agreement with Immtech International, Inc. (Immtech) pursuant to which Immtech provided the Company with certain compounds for testing and granted Neurochem an option to license such compounds (the "CTA"). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A. with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. The dispute has now been submitted to an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration. The Company continues to vigorously defend against the claims brought by Immtech. The arbitral proceedings are in the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter. As a result of this litigation, Neurochem has incurred legal expenses associated with its defence in the fiscal year ended December 31, 2004 and expects to continue to incur such expenses into its 2005 fiscal year.

         As at December 31, 2004, Neurochem's workforce consisted of 165 employees.

SELECTED FINANCIAL INFORMATION
(in thousand of Canadian dollars, except per share data)



                                                     Twelve-month periods ended   Six-month periods ended
                                                                     December 31               December 31
                                                     ---------------------------  ------------------------
                                                               2004         2003         2003         2002
                                                          (audited)  (unaudited)    (audited)  (unaudited)
                                                     --------------  -----------   ----------  -----------
                                                                  $            $            $            $
REVENUE:
Collaboration agreement                                         132           -            -            -
                                                            -------      -------      -------      -------
EXPENSES:
Research and development                                     31,152       17,993        8,661        9,450
Research tax credits                                         (1,463)      (1,901)        (914)        (423)
Research grants and other                                      (336)        (953)        (208)      (1,150)
                                                            -------      -------      -------      -------
                                                             29,353       15,139        7,539        7,877

General and administrative                                   17,953       12,169        7,454        2,469
Stock-based compensation                                      4,038           -            -            -
Special charges                                               1,676           -            -            -
Depreciation and amortization                                 2,046        1,287          646          556
Interest and bank charges                                       277          100           46           90
                                                            -------      -------      -------      -------
                                                             55,343       28,695       15,685       10,992
                                                            -------      -------      -------      -------
Loss before undernoted items                                (55,211)     (28,695)     (15,685)     (10,992)
                                                            -------      -------      -------      -------
INVESTMENT AND OTHER INCOME:
Interest income                                               1,030          838          520          482
Foreign exchange gain (loss)                                  1,298       (1,618)      (1,747)         (29)
Gain on disposal of intellectual property                        -         3,484           -            -
Other income                                                    484          139          139           -

                                                              2,812        2,843        (1,088)         453
Net loss                                                    (52,399)     (25,852)      (16,773)     (10,539)
                                                            =======      =======       =======      =======
Net loss per share: Basic and diluted                         (1.74)       (1.04)        (0.63)       (0.52)
                                                            =======      =======       =======      =======



                                                                 December 31,   December 31,   December 31,
                                                                         2004           2003           2002
                                                                    (audited)      (audited)    (unaudited)
                                                                 ------------   ------------   ------------
                                                                            $              $              $
Total assets                                                           76,448         94,225         30,294
                                                                       ------         ------         ------
Total long-term financial liabilities                                   9,576            416            842
                                                                       ======         ======         ======

RESULTS OF OPERATIONS


Twelve-month period ended December 31, 2004 (audited) compared to twelve-month period ended December 31, 2003 (unaudited)

Collaboration agreement revenue amounted to $132,000 for the year ended December 31, 2004, and consists of revenue earned under the agreement with Centocor in respect of Fibrillex(TM), as described previously. Revenue recognized in 2004 represents the amortization of the non-refundable upfront payment due from Centocor for the period from signing of the agreement December 21, 2004, over the remaining estimated period to obtaining the regulatory approvals of the product.

         Research and development expenses, before research tax credits and grants, amounted to $31,152,000 for the year ended December 31, 2004, compared to $17,993,000 for the same period last year. The increase is mainly due to expenses incurred in relation to the Alzhemed(TM) Phase III clinical trials, which began in North America in the second quarter of 2004 and the Fibrillex(TM) Phase II/III clinical trials, as well as the hiring of additional employees primarily in the clinical development group. For the year ended December 31, 2004, research and development expenses were incurred to support the Fibrillex(TM) Phase II/III clinical trials and the open-label extension study, the Alzhemed(TM) Phase III clinical trials and the on-going Phase II open-label extension study, as well as on-going drug discovery programs.

         The Company expects research and development expenditures to increase as product candidates progress through more advanced stages of clinical development.

         Research tax credits amounted to $1,463,000 for the year ended December 31, 2004, compared to $1,901,000 for the same period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development program. The decrease is primarily attributable to the fact that during the year ended December 31, 2003, credit claims from prior years were resolved and recorded during that year.

         Research grants amounted to $336,000 for the year ended December 31, 2004, compared to $953,000 for the same period last year. Research grants consist primarily of those grants received from the FDA for the development of Fibrillex(TM) and from the Natural Sciences and Engineering Research Council (NSERC). The decrease in 2004 is primarily due to the fact that during the year ended December 31, 2003, research grants also included contributions under the Technology Partnerships Canada (TPC) Program received by the Company for the development of Alzhemed(TM).

         General and administrative expenses amounted to $17,953,000 for the year ended December 31, 2004, compared to $12,169,000 for the corresponding period last year. The increase is attributable to the expansion of the corporate infrastructure in order to support growth and the increase in overall activity levels at the Company. More specifically, the increase is due to the hiring of additional senior management team members, as well as operating costs related to the facilities acquired during the second quarter of 2004, higher legal fees incurred in relation to the Immtech litigation and other corporate matters, higher Directors' and Officers' insurance costs resulting from the Company's US financing and NASDAQ listing, and increased awareness, educational and medical conference activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, as well as Alzheimer's Disease, Alzhemed(TM)'s target indication.


         Stock-based compensation amounted to $4,038,000 for the year ended December 31, 2004. Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA")
Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for employee stock options using the fair value-based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The Company implemented the transitional alternative to retroactively apply the fair value-based method to all employee stock options granted on or after July 1, 2002, without restatement of prior periods. As a result, an amount of $2,162,000 was recorded as an adjustment to the opening deficit and additional paid-in capital on January 1, 2004.

         Special charges of $1,676,000 were recorded during the year ended December 31, 2004, and are related to the relocation to facilities acquired from Shire BioChem in May 2004. These charges include $487,000 of future lease payments due in connection with the former premises, net of estimated sublease income that could reasonably be obtained. Special charges also include the write-off of certain property and equipment, mainly leasehold improvements in respect of the prior facilities, in the amount of $1,189,000.

         Depreciation and amortization amounted to $2,046,000 for the year ended December 31, 2004, compared to $1,287,000 for the same period last year. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment during the year, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

         Interest and bank charges amounted to $277,000 for the year ended December 31, 2004, compared to $100,000 for the corresponding period last year. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit entered into by the Company to finance the acquisition of the facilities during the year.

         Interest income amounted to $1,030,000 for the year ended December 31, 2004, compared to $838,000 for the comparable period last year. The increase results from higher average cash balances in the current year, compared to the same period last year.

         Foreign exchange gains amounted to $1,298,000 for the year ended December 31, 2004, compared to foreign exchange losses of $1,618,000 for the comparable period last year. Foreign exchange gains recorded in 2004 are primarily attributable to a gain realized during the year on the conversion of US dollars into Canadian dollars.

         Gain on disposal of intellectual property amounted to $3,484,000 in year ended December 31, 2003, and represents the gain realized on the technology transfer related to the Company's pre-clinical Diabetes program to Innodia.

         Other income amounted to $484,000 for the year ended December 31, 2004, compared to $139,000 for the corresponding period last year and consists of non-operating revenue, such as leasing revenue and expenses recharged to third parties.

         Net loss for the year ended December 31, 2004 amounted to $52,399,000 ($1.74 per share), compared to $25,852,000 for the same period last year ($1.04 per share).


Fourth quarter
For the fourth quarter ended December 31, 2004, the Company recorded a net loss of $15,388,000 ($0.51 per share), compared to $9,986,000 for the same period last year ($0.34 per share).

         The increase in net loss is primarily attributable to higher research and development expenses (before research tax credits and grants), which amounted to $10,807,000 for the fourth quarter ended December 31, 2004, compared to $4,821,000 for the same period last year. The increase is mainly due to expenses incurred in relation to the Alzhemed(TM) Phase III clinical trial, which began in North America during the second quarter of 2004.

         Collaboration agreement revenue consist of revenue earned under the agreement with Centocor in respect of Fibrillex(TM) and represents the amortization of the non-refundable upfront payment due from Centocor for the period from signing of the agreement December 21, 2004, over the remaining estimated period to obtaining the regulatory approvals of the product.

Six-month period ended December 31, 2003 (audited) compared to six-month period ended December 31, 2002 (unaudited)

Research and development expenses, before research tax credits and grants, amounted to $8,661,000 for the six-month period ended December 31, 2003, compared to $9,450,000 for the prior year six-month period. The decrease is due to a reduction in clinical trial expenses related to Alzhemed(TM), following the completion of the Phase II clinical trial in June 2003. For the six month-period ended December 31, 2003, research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials and open-label study, Alzhemed(TM) open-label Phase II extension study and advancement towards its Phase III clinical trials, Cerebril(TM) Phase II clinical trial as well as on-going research programs. As at December 31, 2003, Neurochem had 171 patients in its various clinical trials.

         Research tax credits amounted to $914,000 for the six-month period ended December 31, 2003, compared to $423,000 for the corresponding period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development program. The increase is due to higher eligible expenses, as well as prior years credit claims resolved during the current six-month period.

         Research grants and other amounted to $208,000 for the six-month period ended December 31, 2003, compared to $1,150,000 for the corresponding period last year. In the prior year, research grants refer principally to investment contributions under the Technology Partnerships Canada ("TPC") Program received by the Company for the development of Alzhemed(TM) ($919,000), as well as payments received from the FDA for the development of Fibrillex(TM) ($231,000), whereas the current six-month period consists of only grants received from the FDA for Fibrillex(TM).

         General and administrative ("G&A") expenses amounted to $7,454,000 for the six-month period ended December 31, 2003, compared to $2,469,000 for the same period last year. The increase year-over-year is due to the expansion of the corporate infrastructure necessary to support the growth and the increase in the overall activity level at the Company, in particular, in the accounting, legal, administrative, marketing and senior management functions of the organization. G&A expenses in the six-month period ended December 31, 2003, include legal fees incurred in relation with the Immtech litigation, expenses associated with increased awareness and educational activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, the setting-up of a marketing team as well as management and performance-based fees paid to Picchio International Inc. ("Picchio International"), a related party, for the services of Dr. Francesco Bellini, O.C., as Chairman and Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma.

         Depreciation and amortization expense for the six-month period ended December 31, 2003, increased to $646,000, compared to $556,000 for the same period in 2002. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs.

         Interest income for the six-month-period ended December 31, 2003, amounted to $520,000, compared to $482,000 for the same period the previous year. The increase results from higher average cash balances in the current period, compared to the same period last year offset by a larger portion of the investment portfolio denominated in US dollar earning lower yields.

         Foreign exchange losses amounted to $1,747,000 for the six-month period ended December 31, 2003, compared to $29,000 for the comparable period the previous year. The increase is attributable to foreign exchange losses recognized on the US dollar denominated investments held by the Company, due to the strengthening of the Canadian dollar versus the US dollar during the period.

         Other income amounted to $139,000 for the six-month period ended December 31, 2003, and consists of non operating revenue, such as expenses recharged to third parties.

         Net loss for the six-month period ended December 31, 2003 amounted to $16,773,000 ($0.63 per share), compared to $10,539,000 for the same period last year ($0.52 per share).

Quarterly results (unaudited)
(in thousand of Canadian dollars, except per share data)



                                                                                          Net loss per share
                                                                                                   Basic and
Quarter                                                                  Revenue     Net loss        diluted
-------                                                                  -------    ---------      ---------
                                                                               $            $              $

Year ended December 31, 2004
First                                                                         --       (9,164)        (0.31)
Second                                                                        --      (14,072)        (0.47)
Third                                                                         --      (13,775)        (0.45)
Fourth                                                                       132      (15,388)        (0.51)

Six-month period ended December 31, 2003
First                                                                         --       (6,787)        (0.28)
Second                                                                        --       (9,986)        (0.34)

Year ended June 30, 2003
First                                                                         --       (3,962)        (0.20)
Second                                                                        --       (6,577)        (0.31)
Third                                                                         --       (5,609)        (0.25)
Fourth                                                                        --       (3,470)        (0.15)


Picchio Management Services Agreement

On March 1, 2003, Neurochem entered into a management services agreement with Picchio International into which Picchio Pharma, the Company's largest shareholder, intervened. Picchio International is wholly-owned by Dr. Francesco Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Bellini, O.C., as Chairman and Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma. Under the agreement, Picchio International and Picchio Pharma, provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International received a monthly fee of $80,000 up to November 30, 2004. The management services agreement was amended as of December 1, 2004, and the monthly fee was increased to $200,000. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini, Picchio International and Picchio Pharma relating to the services provided pursuant to such agreement. The agreement also provides for performance-based fees determined at the discretion of the Board of Directors.



FINANCIAL CONDITION

Contractual Obligations and Commercial Commitment

As at December 31, 2004, Neurochem's future contractual commitments are principally for obligations under capital leases related to research equipment acquisition, the revolving decreasing term credit agreement, operating leases for facilities and office equipment, clinical trial outsourcing agreements, as well as management fees with Picchio International. Future contractual commitments by year of maturity are presented below. The Company has not engaged in off-balance sheet financing or commodity contract trading.


                                                                                    Payments Due by Period
                                                                            (in thousand Canadian dollars)
                                                                            ------------------------------
                                                          Less than                              More than
Contractual Obligations                          Total       1 year    1-3 years    3-5 years      5 years
-----------------------                         ------    ---------    ---------    ---------    ---------
                                                     $            $            $            $            $

Obligations under capital leases                   416          416          Nil          Nil          Nil
Long- term debt                                 10,136          686        1,400        8,050          Nil
Operating leases                                 1,094          303          327          296          168
Clinical trials agreements                       6,152        2,222        3,930          Nil          Nil
Management fees                                  7,000        2,400        4,600          Nil          Nil


     On December 1, 2004, the Company entered into an agreement with its Chief Executive Officer, Dr. Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. The agreement is subject to regulatory and shareholder approval in 2005.


Liquidity and capital resources

As at December 31, 2004, the Company had cash, cash equivalents and marketable securities in the amount of $29,173,000 as well as a non-refundable amount receivable from the collaboration agreement with Centocor, Inc. of $7,418,000, compared to $77,594,000 and Nil at December 31, 2003. The decrease is due to funds used for operating and investing activities, including the acquisition of facilities as previously discussed, net of proceeds received from the revolving decreasing term credit agreement and the issue of additional share capital pursuant to the exercise of employee stock options.

     Additions to property and equipment for the year ended December 31, 2004, amounted to $14,750,000, compared to $916,000 for the six-month period ended December 31, 2003 and $1,638,000 for the year ended June 30, 2003. The main additions to property and equipment for the year ended December 31, 2004, were facilities acquired from Shire BioChem as discussed previously ($11,213,000), as well as research equipment ($2,254,000). For the six-month period ended December 31, 2003, the main additions were composed of research equipment ($354,000) and software ($223,000). For the year ended June 30, 2003, additions to property and equipment consisted mainly of research equipment ($790,000) and software ($532,000). Additions to patent costs for the year ended December 31, 2004, amounted to $1,599,000, compared to $739,000 for the six-month period ended December 31, 2003, and $538,000 for the year ended June 30, 2003. The Company expects that patent costs should increase as intellectual property protection activities increase.

     Proceeds from the issue of share capital for the year ended December 31, 2004, amounted to $1,490,000 and are related to the issue of additional share capital pursuant to the exercise of employee stock options. Proceeds from the issue of share capital for the six-month period ended December 31, 2003, amounted to $86,448,000 and are mainly related to the US and Canadian public offering, as discussed previously.

     Proceeds from long-term debt amounted to $10,500,000 for the year ended December 31, 2004, and are related to the financing of the facilities acquisition, as discussed previously.

     On February 14, 2005, the Company received notice from a shareholder of a commitment to exercise 2,800,000 warrants to purchase common shares due to expire on July 25, 2005. Total proceeds to the Company from this exercise will be $8,764,000.

     As at January 31, 2005, the Company had 30,411,272 common shares outstanding, as well as 2,272,931 options outstanding granted under the stock option plan. In addition, warrants to purchase 4,000,000 common shares of the Company were outstanding.

     The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.

     Since inception in 1993, Neurochem has devoted its resources principally to funding research and development programs and the related infrastructure and support activities. As at December 31, 2004, the Company has incurred a cumulative deficit since inception of $140,926,000 of which research and development expenditures totaled $107,921,000 before research tax credits and grants of $19,905,000. The Company expects operating expenses to increase going forward as product candidates enter more advanced stages of clinical development, as the Company continues to invest in product research and development and as it prepares for commercialization.

     The Company signed a collaboration and distribution agreement with Centocor in respect of Fibrillex(TM) in December 2004. However, the Company has not yet generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, payments received under research and development agreements as well as interest income, tax credits and grants. Until the Company is in its commercialization phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from collaborative research, license, product development and co-marketing agreements, research tax credits and grants.

     The Company believes that its available cash and short-term investments, expected interest income, potential funding from research, potential partnerships and licensing agreements, research tax credits, grants, access to capital markets and support from its principal shareholder should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the inherent uncertainties associated with the regulatory approval process and the Company's ability to secure additional research, partnerships and/or licensing agreements, further financing may be required to support the Company's operations in the future.

     Supplementary information about the Company, including its Annual Information Form, is available on SEDAR's website (www.sedar.com).



CRITICAL ACCOUNTING POLICIES

In preparing the Company's consolidated financial statements in conformity with GAAP, management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

     Revenue recognition: Revenue from collaboration and distribution agreements that includes multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair value. Payments received under the collaboration and distribution agreements may include upfront payments, regulatory and sales-based milestone payments for specific achievements as well as distribution fees. Upfront and regulatory milestone payments, which require the Company's ongoing involvement are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specific element of the arrangement, are recognized into income upon the achievement of the specified milestones. Distribution fee revenue is recognized when the amount is determinable and collection is reasonably assured.

     Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility operating costs, office services, information technology and human resources. The Company accrues clinical trials expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion.

     Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered "more likely than not" to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary at December 31, 2004. In the event the Company were to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period such determination is made.

     Property, equipment and patents costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment as well as whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its recoverable value. Management's judgment regarding the existence of impairment indicators are based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company's property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial position and results of operations.



RECENT ACCOUNTING PRONOUNCEMENTS

Stock-based compensation

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for employee stock options using the fair value based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162,000 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

     Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

Variable interest entities

The CICA has issued Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidate the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity" ("VIE")). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual return, or both. AcG-15 is effective for fiscal periods beginning on or after November 1, 2004. The Company has performed an analysis of the characteristics of its long-term investment. It was determined that its investment in a holding company that owns Innodia's shares meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia. The implementation of AcG-15 will result in the consolidation of the Company's interest in Innodia's holding company starting January 1, 2005. The cumulative effect of the implementation of this accounting guideline in the amount of $2,501,000 will be applied retroactively and recorded as an increase in the opening deficit at January 1, 2005.



RISKS AND UNCERTAINTIES

Since inception, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company's product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical and other biotechnology companies.

     Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of the Company's products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company's products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company. There can be no assurance that the Company's future potential products will gain market acceptance among physicians, patients, healthcare payers and the medical community.

     Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent and trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others.

     The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in manufacturing, marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.

     Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific and clinical research, the Company's ability to attain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

On behalf of Management,




Mariano Rodriguez, C.A., C.P.A.
Vice President, Finance & Chief Financial Officer
Laval, Canada
February 16, 2005

                                    SIGNATURE


         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


         March 31, 2005


                                           NEUROCHEM INC.



                                           By: /s/ Francesco Bellini
                                              --------------------------------
                                              Dr.Francesco Bellini
                                              Chairman of the Board, President
                                              and Chief Executive Officer

                                  EXHIBIT INDEX


Number            Document
------            --------

23.      Consent of KPMG LLP.

31.1 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr.
         Francesco Bellini).

31.2 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
         (Mariano Rodriguez).

32.1 Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dr.
         Francesco Bellini).

32.2 Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
         (Mariano Rodriguez).

99.      Code of Ethics (Incorporated by Reference to Exhibit 9 of the
         Registrant's annual report on form 40-F for the fiscal year ended
         December 31, 2003, filed with the Commission on May 13, 2004).