Form 40-F/A
period 2004-12-31
NEUROCHEM INC
filed 2005-04-13
CIK 1259942

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
                                   FORM 40-F/A
                                (AMENDMENT NO.1)
            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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

                                      None

For annual reports, indicate by check mark the information filed with this Form:
    [ ] Annual information form    [ ] Audited annual financial statements

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

                     Yes     .       82-     .       No  X     .
                         ----            ----              ----
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                     Yes   X .                       No     .
                         ----                           ----

                                EXPLANATORY NOTE

Neurochem Inc. (the "Registrant") is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2004, solely to disclose, as required by the rules of the Nasdaq Stock Market, Inc. ("Nasdaq") that the Registrant followed Canadian practice with respect to its quorum requirements in lieu of those required by Nasdaq for the six-month period ended December 31, 2003 and for the fiscal year ended June 30, 2003. Therefore, the paragraph titled "Disclosure Pursuant to the Requirements of the Nasdaq National Market" has been amended to read in its entirety as set forth below.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NASDAQ NATIONAL MARKET ("NASDAQ")

The Registrant was granted an exemption from Marketplace Rule 4350(f) requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer's common voting stock. This exemption was granted because Nasdaq's requirements regarding Marketplace Rule 4350(f) are contrary to generally accepted business practices in Canada. The foregoing disclosure was inadvertently omitted from the Registrant's Forms 40-F with respect to the six-month period ended December 31, 2003 and for the fiscal year ended June 30, 2003.


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

                                    SIGNATURE


         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereto duly authorized.


         April 13, 2005


                   NEUROCHEM INC.



                By: /s/ Francesco Bellini
                    ----------------------------------------
                    Dr. Francesco Bellini
                    Chairman of the Board, President and Chief Executive Officer

                                  EXHIBIT INDEX


NUMBER            DOCUMENT
------            --------

23.               Consent of KPMG LLP. *

31.1 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini). *

31.2 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez). *

31.3 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini) regarding Amendment No. 1 to the Annual Report on Form 40-F.

31.4 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez) regarding Amendment No. 1 to the Annual Report on Form 40-F.

32.1              Certification pursuant to Title 18, United States Code,
                  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini). *

32.2              Certification pursuant to Title 18, United States Code,
                  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez). *

99. Code of Ethics (Incorporated by Reference to Exhibit 9 of the Registrant's annual report on form 40-F for the fiscal year ended December 31, 2003, filed with the Commission on May 13,
                  2004). *


___________________________
     * Previously filed.