Form 40-F/A
period 2004-12-31
NEUROCHEM INC
filed 2005-07-26
CIK 1259942

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

                                   FORM 40-F/A
                                (AMENDMENT NO.2)
            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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

                      Yes [ ].       82- ____.       No [X].

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                           Yes [X].     No [ ].

                                EXPLANATORY NOTE


Neurochem Inc. (the "Registrant") is filing this Amendment No. 2 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2004, solely to file the July 2005 version of Registrant's Code of Ethics as an exhibit to such Annual Report.


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


Date:    July 26, 2005


                                         NEUROCHEM INC.



                                    By:  /s/  Dr. Francesco Bellini
                                         --------------------------------------
                                         Dr. Francesco Bellini
                                         Chairman of the Board, President and
                                         Chief Executive Officer

                                  EXHIBIT INDEX


NUMBER      DOCUMENT
------      --------

23.         Consent of KPMG LLP.*

31.1 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).*

31.2 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).*

32.1 Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).*

32.2 Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).*

33.1 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini) regarding Amendment No. 1 to the Annual Report on Form 40-F.*

33.2 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez) regarding Amendment No. 1 to the Annual Report on Form 40-F.*

34.1 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini) regarding Amendment No. 2 to the Annual Report on Form 40-F.

34.2 Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez) regarding Amendment No. 2 to the Annual Report on Form 40-F.

99. Code of Ethics (Incorporated by Reference to Exhibit 9 of the Registrant's annual report on form 40-F for the fiscal year ended December 31, 2003, filed with the Commission on May 13, 2004).*

99.2        July 2005 version of the Code of Ethics.


________________________
  *previously filed.