Form 40-F
NEUROCHEM INC
filed 2006-03-22
CIK 1259942

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

For the fiscal year ended December 31, 2005     Commission File Number 000-50393

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

                   The Registrant had 37,421,079 Common Shares
                      Outstanding as at December 31, 2005

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

                         Yes [X].           No [ ].

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.  ANNUAL INFORMATION FORM

Annual Information Form of the Registrant for the fiscal year ended December 31, 2005.

B.  CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated balance sheets of the Registrant as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2005, December 31, 2004, the six-month period ended December 31, 2003, and for the period from inception (June 17, 1993) to December 31, 2005, together with the auditors' report thereon, including a reconciliation to United States generally accepted accounting principles.

C.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2005, compared to the year ended December 31, 2004, and for the year ended December 31, 2004, compared to the unaudited twelve-month period ended December 31, 2003.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its employees (including its principal executive officer, principal financial officer and controller). The code of ethics is attached as an exhibit and filed with this Form 40-F. The code of ethics was amended in July 2005 and February 2006.

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

         Fiscal year ended December 31, 2005                   $85,000
         Neurochem (International) Limited and
         Neurochem Holdings Limited                            $22,000

         Fiscal year ended December 31, 2004                   $75,000
         Six-month period ended December 31, 2003              $64,040

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last three fiscal periods for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended December 31, 2005
         Review of interim financial statements                $ 40,175
         Secondary public offering                             $ 80,000
         Sundry accounting                                     $ 37,250
         Translation services                                  $ 17,585


         Fiscal year ended December 31, 2004
         Review of interim financial statements                $ 50,525
         Translation services                                  $  8,240
         Sundry accounting consultations                       $ 29,250

         Six-month period ended December 31, 2003
         Review of interim financial statements                $ 10,500
         Public offering                                       $206,000
         Sundry accounting consultations                       $ 43,870
         Translation services                                  $ 31,400

TAX FEES

The following sets forth the aggregate fees billed in each of the last three fiscal periods for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

         Fiscal year ended December 31, 2005                   $ 48,587

         Fiscal year ended December 31, 2004
         Preparation of corporate tax returns, review of
         tax implications of various transactions and other
         matters, sales tax issues, and various
         taxation consultations                                $221,354

         Six-month period ended December 31, 2003
         Various tax consultations, including
         sales tax and US tax issues                            $38,300


ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last three fiscal periods for products and services provided by the principal accountant not described above:

         Fiscal year ended December 31, 2005                  None
         Fiscal year ended December 31, 2004                  None
         Six-month period ended December 31, 2003             None

AUDIT COMMITTEE APPROVAL

The Registrant's audit committee pre-approves every significant engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the audit committee.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements required to be disclosed in this annual report on Form 40-F other than those described at Note 13(d) of the audited consolidated balance sheets of the Registrant as at December 31, 2005.

CONTRACTUAL OBLIGATIONS

The disclosure provided under "Contractual Obligations" on page 16 of Management's Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2005, compared to the year ended December 31, 2004, and for the year ended December 31, 2004, compared to the unaudited twelve-month period ended December 31, 2003 is incorporated by reference herein.

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

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS:

Number   Document
------   --------

1. Annual Information Form of the Registrant for the fiscal year ended December 31, 2005.

2. The audited consolidated balance sheets of the Registrant as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2005, December 31, 2004, the six-month period ended December 31, 2003, and for the period from inception (June 17, 1993) to December 31, 2005, together with the auditors' report thereon, including a reconciliation to United States generally accepted accounting principles.

3. Management's Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2005, compared to the year ended December 31, 2004, and for the year ended December 31, 2004, compared to the unaudited twelve-month period ended December 31, 2003.

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


         March 22, 2006



                    NEUROCHEM INC.



                By: /s/ Dr. Francesco Bellini
                    ------------------------------------------------------------
                    Dr. Francesco Bellini
                    Chairman of the Board, President and Chief Executive Officer

                                  EXHIBIT INDEX


NUMBER    DOCUMENT
------    --------

1. Annual Information Form of the Registrant for the fiscal year ended December 31, 2005.

2. The audited consolidated balance sheets of the Registrant as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2005, December 31, 2004, the six-month period ended December 31, 2003, and for the period from inception (June 17, 1993) to December 31, 2005, together with the auditors' report thereon, including a reconciliation to United States generally accepted accounting principles. (Incorporate by reference to Registrant's Report of Foreign Private Issuer Pursuant to Rule 13a-16 under the Securities Exchange Act of 1934 on form 6-K for the month of March, 2006, filed with the Commission on March 7, 2006.)

3. Management's Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2005, compared to the year ended December 31, 2004, and for the year ended December 31, 2004, compared to the unaudited twelve-month period ended December 31, 2003. (Incorporate by reference to Registrant's Report of Foreign Private Issuer Pursuant to Rule 13a-16 under the Securities Exchange Act of 1934 on form 6-K for the month of March, 2006, filed with the Commission on March 7, 2006.)

4.       Consent of Registered Public Accounting Firm.

5. Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mr. Mariano Rodriguez).

5.1 Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).

7. Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).

8. Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
         (Dr. Francesco Bellini).

9.       Code of Ethics.