Form 40-F
period 2006-12-31
NEUROCHEM INC
filed 2007-03-02
CIK 1259942

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission File Number 000-50393

NEUROCHEM INC.
(Exact name of Registrant as specified in its charter)

Canada	2834	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization )	Classification Code Number)	Identification No.)
275 Armand-Frappier Boulevard
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8400
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered

Common Shares, no par value	The NASDAQ Stock Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this Form:
☐ Annual information form            ☑ Audited annual financial statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 38,722,022 Common Shares Outstanding as at December 31, 2006
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
Yes ☐.            82- ___.            No ☑.
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑.            No ☐.

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
The Annual Information Form of the Registrant for the year ended December 31, 2006, will be filed by amendment to this Annual Report on Form 40-F.
B. Consolidated Audited Annual Financial Statements
The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.
C. Management’s Discussion and Analysis
Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004.
D. US GAAP Reconciliation Note
A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, , together with the auditors’ report thereon.
DISCLOSURE CONTROLS AND PROCEDURES
Based on their evaluation as of the end of the period covered by this report, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Internal control over financial reporting (ICFR) is designed to provide reasonable assurance regarding the reliability of the Registrant’s financial reporting and the preparation of financial statements in accordance with Canadian GAAP. Management, including the Registrant’s Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. Management assessed the effectiveness of the Registrant’s ICFR as of December 31, 2006, based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Registrant’s ICFR was effective as of December 31, 2006. This Annual Report on Form 40-F does not include an attestation report of the Registrant’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the Registrant’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this Annual Report on Form 40-F.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
None.
AUDIT COMMITTEE
A. Identification of Audit Committee

The following persons comprise the audit committee: Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier, Mr. Jean-Guy Desjardins and Mr. John Molloy.
B. Audit Committee Financial Expert
The Board of Directors of the Company has determined that Mr. Graeme K. Rutledge is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). The Board of Directors has determined that Mr. Rutledge is “independent,” as this term is defined in the listing standards of the NASDAQ Stock Market.
CODE OF ETHICS
The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its employees (including its principal executive officer, principal financial officer and controller). The code of ethics was amended on February 21, 2007. The code of ethics, as amended, is attached as an exhibit and filed with this Form 40-F. Since the adoption of the code of ethics, there have not been any waivers, including implicit waivers, from any provision of the code of ethics.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Company has paid KPMG LLP (“KPMG”), its external auditors, the following fees in each of the last two fiscal years.
Annual Audit and Interim Financial Statements review fees
The following sets forth the aggregate fees paid for each of the last two fiscal years for professional fees to KPMG for the audit of the annual financial statements or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal periods.

Fiscal year ended December 31, 2006	$158,500
Fiscal year ended December 31, 2005	$147,175
Audit-Related Fees
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended December 31, 2006
Public offering	$74,000
Sundry consultations	$47,500
Translation services	$18,800

Fiscal year ended December 31, 2005
Secondary public offering	$80,000
Sundry accounting	$37,250
Translation services	$17,585
Tax Fees
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

Fiscal year ended December 31, 2006	$20,940
Fiscal year ended December 31, 2005	$48,587
All Other Fees
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended December 31, 2006	None
Fiscal year ended December 31, 2005	None
Audit Committee Approval
The Registrant’s audit committee pre-approves every significant engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the audit committee.
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
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant has no off-balance sheet arrangements required to be disclosed in this annual report on Form 40-F other than those described at Note 15(d) of the audited consolidated financial statements of the Registrant as at December 31, 2006. Furthermore, the Registrant entered into a securities purchase agreement in respect of an equity line of credit facility, as described at Note 11(f) of the audited consolidated financial statements.
CONTRACTUAL OBLIGATIONS
The Registrant’s contractual obligations as of December 31, 2006 are set forth in the following table:

	Payments Due by Period
	(in thousands of Canadian $)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
• Operating leases	45,012	2,810	5,784	6,045	30,373
• Clinical trial agreements	19,362	13,928	5,434	Nil	Nil
• Management fees	2,289	2,289	Nil	Nil	Nil
• Convertible notes(1)	49,044	Nil	Nil	49,044	Nil
• Interest payments on convertible notes(1)	14,713	2,943	5,885	5,885	Nil

Total	130,420	21,970	17,103	60,974	30,373

Note:
(1) Assumes redemption of convertible notes in November 2011.
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NASDAQ STOCK MARKET (“NASDAQ”)
The Registrant was granted an exemption from NASDAQ Marketplace Rule 4350(f) requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer’s common voting stock. This exemption was granted because NASDAQ’s requirements regarding Marketplace Rule 4350(f) are contrary to generally accepted business practices in Canada.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS:

Number	Document

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2006. *

2.	The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.

3.	Management’s Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004.

4.	A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006 together with the auditors’ report thereon.

*	To be filed by amendment.
INCORPORATION BY REFERENCE
     The supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon, is hereby incorporated by reference into the prospectus included in the Registrant’s registration statement on Form F-10 (SEC Reg. No. 333-140039).
     The following documents included in or filed as an exhibit to this Annual Report on Form 40-F are hereby incorporated by reference as exhibits to the Registrant’s registration statement on Form F-10 (SEC Reg. No. 333-140039):
1.	The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon (filed as Exhibit 2 hereto).
2.	Management’s Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004 (filed as Exhibit 3 hereto).
3.	The consent of KPMG LLP (filed as Exhibit 5 hereto).
4.	A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon (filed as Exhibit 4 hereto).
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.	Undertaking

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

SIGNATURE
EXHIBIT INDEX
Audited Consolidated Balance Sheets
Management's Discussion of Consolidated Financial Condition
Supplemental Note
Consent of KPMG LLP.
Certification (Dr. Francesco Bellini)
Certification (Mariano Rodriguez)
Certification (Dr. Francesco Bellini)
Certification (Mariano Rodriguez)
Code of Ethics

SIGNATURE
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
     March 2, 2007

NEUROCHEM INC.

By:	(signed) Dr. Francesco Bellini
Dr. Francesco Bellini
Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Number	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2006. *

99.2	The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.

99.3	Management’s Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004.

99.4	Supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.

99.5	Consent of KPMG LLP.

99.6	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).

99.7	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).

99.8	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).

99.9	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).

99.10	Code of Ethics.

*	To be filed by amendment.