Form 40-F/A
period 2006-12-31
NEUROCHEM INC
filed 2007-03-06
CIK 1259942

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 000-50393

NEUROCHEM INC.
(Exact name of Registrant as specified in its charter)

Canada	2834	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
275 Armand-Frappier Boulevard
Laval, Québec H7V 4A7, Canada
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
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements
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

Yes ☐.	82- .	No ☑.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑.	No ☐.

EXPLANATORY NOTE
     This Amendment No. 1 to the Form 40-F of Neurochem Inc. for the year ended December 31, 2006 (the “Form 40-F”), is being filed solely to correct an inadvertent error on the cover page of the Form 40-F as initially filed, which incorrectly indicated that the Form 40-F was being filed as a registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) rather than an annual report pursuant to Section 13(a) or 15(d) of the Exchange Act.
     This Amendment No. 1 does not otherwise amend or restate any information in the Form 40-F and does not purport to reflect any events that may have occurred after the date the Form 40-F was initially filed.

SIGNATURE
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 6, 2007

NEUROCHEM INC.
By:	/s/ Mariano Rodriguez
Mariano Rodriguez
Vice President, Finance and Chief Financial Officer