Form 40-F/A
period 2006-12-31
NEUROCHEM INC
filed 2007-03-13
CIK 1259942

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
(Amendment No. 2)

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
Yes ☑.            No ☐.

EXPLANATORY NOTE
     This Amendment No. 2 to the Annual Report on Form 40-F, including exhibits hereto (this “Amendment”) is being filed by Neurochem, Inc. (the “Registrant”) to amend its annual report on Form 40-F for the year ended December 31, 2006, filed with the Commission on March 2, 2007 (the “Original Form 40-F”) as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the Commission on March 6, 2007 (the Original Form 40-F as amended by Amendment No. 1, the “Form 40-F”). The Registrant is filing this Amendment to correct an inadvertent error in the Original Form 40-F.
     In the Original Form 40-F, the Registrant mistakenly filed the supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of its unaudited interim financial statements as at September 30, 2006, and for the nine-month periods ended September 30, 2006 and 2005, instead of in respect of its audited consolidated financial statements as at December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 30, 2006 (the “Audited Financial Statements”). The supplemental U.S. GAAP reconciliation note in respect of the Audited Financial Statements, together with the auditor’s report thereon, is being filed with this Amendment No. 2 to replace, in its entirety, the supplemental U.S. GAAP reconciliation note incorrectly filed with the Original Form 40-F. In addition, for ease of reference, the Registrant is refiling the Audited Financial Statements. No changes have been made to the Audited Financial Statements or, other than as described above, to the information in the Form 40-F.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
The Annual Information Form of the Registrant for the year ended December 31, 2006, will be filed by amendment to this Annual Report on Form 40-F.
B. Consolidated Audited Annual Financial Statements
The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon (filed herewith).
C. Management’s Discussion and Analysis
Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004 (previously filed on Form 40-F on March 2, 2007).
D. US GAAP Reconciliation Note
A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon (filed herewith).

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS:

Number	Document

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2006. *

2.	The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.

3.	Management’s Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004.**

4.	A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s audited consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006 together with the auditors’ report thereon.

*	To be filed by amendment.
**	Previously filed on Form 40-F on March 2, 2007.
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
     The following documents included in or filed as an exhibit to this Annual Report on Form 40-F are hereby incorporated by reference as exhibits to the Registrant’s registration statement on Form F-10 (SEC Reg. No. 333-140039):
1.	The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon (filed as Exhibit 99.2 hereto).
2.	Management’s Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004 (previously filed as Exhibit 99.3 hereto).
3.	The consent of KPMG LLP (filed as Exhibit 99.5 hereto).
4.	A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s audited consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon (filed as Exhibit 99.4 hereto).
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.	Undertaking

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
Audited Consolidated Balance Sheet
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
     March 13, 2007

NEUROCHEM INC.

By:	(signed) Dr. Francesco Bellini
Dr. Francesco Bellini
Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Number	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2006. *

99.2	The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.

99.3	Management’s Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004.**

99.4	Supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s audited consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.

99.5	Consent of KPMG LLP.

99.6	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).

99.7	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).

99.8	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).

99.9	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).

99.10	Code of Ethics.**

*	To be filed by amendment.
**	Previously filed on Form 40-F on March 2, 2007.