Form 40-F/A
NEUROCHEM INC
filed 2007-03-27
CIK 1259942

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
(Amendment No. 3)

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
☑ Annual information form            ☐ Audited annual financial statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 38,722,022 Common Shares Outstanding as at December 31, 2006
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
Yes ☐.            82- ___.            No ☑.
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑.            No ☐.

EXPLANATORY NOTE
     This Amendment No. 3 to the Annual Report on Form 40-F, including exhibits hereto (this “Amendment”) is being filed by Neurochem Inc. (the “Registrant”) to amend its annual report on Form 40-F for the year ended December 31, 2006, filed with the Commission on March 2, 2007 (the “Original Form 40-F”) as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the Commission on March 6, 2007 and Amendment No. 2 thereto (“Amendment No. 2”) filed with the Commission on March 13, 2007 (the Original Form 40-F as amended by Amendment No. 1 and Amendment No. 2, the “Form 40-F”). The Registrant is filing this Amendment to file its Annual Information Form for the fiscal year ended December 31, 2006.
     No other changes have been made to the information in the Form 40-F.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
The Annual Information Form of the Registrant for the fiscal year ended December 31, 2006 (filed herewith).
B. Consolidated Audited Annual Financial Statements
The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon (previously filed on Form 40-F/A on March 13, 2007).
C. Management’s Discussion and Analysis
Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004 (previously filed on Form 40-F on March 2, 2007).
D. US GAAP Reconciliation Note
A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon (previously filed on Form 40-F/A on March 13, 2007).

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS:

Number	Document

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2006.

2.	The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.*

3.	Management’s Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004.**

4.	A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s audited consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006 together with the auditors’ report thereon.*

*	Previously filed on Form 40-F/A on March 13, 2007.
**	Previously filed on Form 40-F on March 2, 2007.
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
     The following documents included in or filed as an exhibit to this Annual Report on Form 40-F are hereby incorporated by reference as exhibits to the Registrant’s registration statement on Form F-10 (SEC Reg. No. 333-140039):
1.	The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon (previously filed as Exhibit 99.2 hereto).
2.	Management’s Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004 (previously filed as Exhibit 99.3 hereto).
3.	The consent of KPMG LLP (previously filed as Exhibit 99.5 hereto).
4.	A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s audited consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon (previously filed as Exhibit 99.4 hereto).
5.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2006 (filed as Exhibit 99.1 hereto).
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.	Undertaking

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
Annual Information Form
Certification (Dr. Francesco Bellini)
Certification (Mariano Rodriguez)

SIGNATURE
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.
     March 26, 2007

NEUROCHEM INC.

By:	(signed) Dr. Francesco Bellini
Dr. Francesco Bellini
Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Number	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2006.

99.2	The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.*

99.3	Management’s Discussion of Consolidated Financial Condition and Results of Operations of the Registrant for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the year ended December 31, 2005 compared to the year ended December 31, 2004.*

99.4	Supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Registrant’s audited consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.*

99.5	Consent of KPMG LLP.*

99.6	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).

99.7	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).

99.8	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).*

99.9	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).*

99.10	Code of Ethics.*

*	Previously filed.