Form 40-F
period 2007-12-31
NEUROCHEM INC
filed 2008-03-14
CIK 1259942

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
☑ Annual information form       ☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 48,848,095 Common Shares outstanding as at December 31, 2007
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. Yes ☐. 82- ☐. No ☑.
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

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
The Annual Information Form of Neurochem Inc. (the “Company”) for the year ended December 31, 2007.
B. Consolidated Audited Annual Financial Statements
The audited consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2007, December 31, 2006, and December 31, 2005, and for the period from inception (June 17, 1993) to December 31, 2007, together with the auditors’ report thereon.
C. Management’s Discussion and Analysis
Management’s Discussion and Analysis of the Company for the year ended December 31, 2007 compared to the year ended December 31, 2006, and for the year ended December 31, 2006 compared to the year ended December 31, 2005.
D. US GAAP Reconciliation Note
A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Company’s consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and for the period from inception (June 17, 1993) to December 31, 2007, together with the auditors’ report thereon.
DISCLOSURE CONTROLS AND PROCEDURES
Based on their evaluation as of the end of the period covered by this report, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting (ICFR) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles. Management, including the Company’s Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. Management assessed the effectiveness of the Company’s ICFR as of December 31, 2007, based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s ICFR was effective as of December 31, 2007.
ATTESTATION REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company’s ICFR as of December 31, 2007, and audited the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2007, filed as part of this annual report on Form 40-F and is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
None.
AUDIT COMMITTEE
A. Identification of Audit Committee
The following persons comprise the audit committee of the Company’s Board of Directors: Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier and Mr. Jean-Guy Desjardins.
B. Audit Committee Financial Expert
The Board of Directors of the Company has determined that Mr. Graeme K. Rutledge is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). The Board of Directors has determined that Mr. Rutledge is “independent,” as this term is defined in the listing standards of the NASDAQ Stock Market.
CODE OF ETHICS
The Company has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its employees (including its principal executive officer, principal financial officer and controller). The code of ethics was amended on February 21, 2007. The code of ethics, as amended, is attached as an exhibit to and filed with this Form 40-F. Since the adoption of the code of ethics, there have not been any waivers, including implicit waivers, from any provision of the code of ethics.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Company has paid KPMG, its external auditors, the following fees in each of the last two fiscal years.
Annual Audit and Interim Financial Statements Review Fees
The following sets forth the aggregate fees paid for each of the last two fiscal years for professional fees to KPMG for the audit of the annual financial statements and, in 2007, for the audit of ICFR, or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal periods.

Fiscal year ended December 31, 2007	CDN$213,000
Fiscal year ended December 31, 2006	CDN$158,500

Audit-Related Fees
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended December 31, 2007
Short form base self prospectus and related prospectus supplement	CDN$52,500
Sundry accounting	CDN$15,575
Translation services	CDN$8,305

Fiscal year ended December 31, 2006
Public offering	CDN$74,000
Sundry consultations	CDN$47,500
Translation services	CDN$18,800
Tax Fees
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

Fiscal year ended December 31, 2007	CDN$15,000
Fiscal year ended December 31, 2006	CDN$20,940
All Other Fees
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended December 31, 2007	None
Fiscal year ended December 31, 2006	None
Audit Committee Approval
The Company’s audit committee pre-approves every significant engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the audit committee.
Prior to the beginning of each fiscal period, the Company seeks audit committee approval for all services expected to be rendered by KPMG during the coming year. If during the course of the year, the Company requires a service to be performed that is not contemplated in the list of pre-approved services the Company seeks approval from the Chairman of the audit committee for KPMG to proceed with such service, which approval requires subsequent ratification at the next meeting of the audit committee.
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no off-balance sheet arrangements required to be disclosed in this annual report on Form 40-F other than those described in Note 14(d) of the audited consolidated financial statements of the Company as at December 31, 2007. Furthermore, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, as described at Note 11(e) and the subsequent events note of the audited consolidated financial statements.

CONTRACTUAL OBLIGATIONS
The Company’s contractual obligations as of December 31, 2007 are set forth in the following table:

	Payments Due by Period
	(in thousands of US $)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
• Operating leases	42,724	2,916	5,966	6,298	27,544
• Clinical trial agreements	3,732	3,716	16	Nil	Nil
• Management fees	2,317	2,317	Nil	Nil	Nil
• Convertible notes(1)	46,585	Nil	Nil	46,585	Nil
• Interest payments on convertible notes(1)	11,180	2,795	5,590	2,995	Nil

Total	106,538	11,744	11,572	55,678	27,544
Note:

(1)	Assumes redemption of convertible notes in November 2011.
The Company has not engaged in commodity contract trading or off-balance sheet financing, other than in relation to operating leases and the sale-leaseback transaction, for which the contractual obligations under the operating leases are stated above. In addition, the Company is also responsible for operating costs and taxes under the operating leases. Furthermore, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, as discussed previously.
The Company has letters of credit granted in favour of Centocor, Inc. for US$6,000,000 and a landlord for CDN$640,000; marketable securities are pledged under these letters of credit and are presented as restricted cash on the Consolidated Balance Sheet as at December 31, 2007.
In December 2004, the Company entered into an agreement with its Chief Executive Officer, Dr. Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. In 2005, the Company recorded stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified performance targets; these shares will be issued by the Company upon formal notification by the Chief Executive Officer.
The Company has entered into a number of other agreements, which involve future commitments, including agreements with PARTEQ Research and Development Innovations and the federal Ministry of Industry (Technology Partnerships Canada Program).
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NASDAQ STOCK MARKET (“NASDAQ”)
The Company has elected to follow Canadian and Toronto Stock Exchange practices in lieu of certain requirements of NASDAQ Stock Exchange Marketplace Rule 4350. Specifically:
•	The Company is exempt from Rule 4350(f), which requires a quorum of no less than 33-1/3% of the outstanding shares of common stock at any meeting of the holders of common stock. Following Canadian practice, a quorum for meetings of the holders of the Company’s common stock is no less than 10% of such holders present or represented by proxy at the meeting.

•	The Company will follow Toronto Stock Exchange rules for shareholder approval of new issuances of its common stock. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS:

Number	Document

99.1	Annual Information Form of the Company for the fiscal year ended December 31, 2007.

99.2	The audited consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2007, December 31, 2006, and December 31, 2005, and for the period from inception (June 17, 1993) to December 31, 2007, together with the auditors’ report thereon.

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2007 compared to the year ended December 31, 2006, and for the year ended December 31, 2006 compared to the year ended December 31, 2005.

99.4	A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Company’s consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and for the period from inception (June 17, 1993) to December 31, 2007, together with the auditors’ report thereon.
INCORPORATION BY REFERENCE
     The following documents included in or filed as an exhibit to this Annual Report on Form 40-F are hereby incorporated by reference into, and as exhibits to, the Company’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770):
1.	The Annual Information Form of the Company for the year ended December 31, 2007 (filed as Exhibit 99.1 hereto).

2.	The audited consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2007, December 31, 2006, and December 31, 2005, and for the period from inception (June 17, 1993) to December 31, 2007, together with the auditors’ report thereon (filed as Exhibit 99.2 hereto).

3.	Management’s Discussion and Analysis of the Company for the year ended December 31, 2007 compared to the year ended December 31, 2006, and for the year ended December 31, 2006 compared to the year ended December 31, 2005 (filed as Exhibit 99.3 hereto).

4.	A supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Company’s consolidated financial statements as at December 31,

2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and for the period from inception (June 17, 1993) to December 31, 2007, together with the auditors’ report thereon (filed as Exhibit 99.4 hereto).

5.	The consent of KPMG LLP (filed as Exhibit 99.5 hereto).
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.	Undertaking
     The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B.	Consent to Service of Process

The Company has previously filed with the Commission a Form F-X.

SIGNATURE
EXHIBIT INDEX
Annual Information Form
Audited Consolidated Balance Sheets
Management's Discussion and Analysis
Supplemental Note: Reconciliation to U.S. GAAP
Consent of KPMG LLP
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
March 14, 2008

NEUROCHEM INC.
By:	/s/ Francesco Bellini
Dr. Francesco Bellini
Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Number	Document

99.1	Annual Information Form of the Company for the fiscal year ended December 31, 2007.

99.2	The audited consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2007, December 31, 2006, and December 31, 2005, and for the period from inception (June 17, 1993) to December 31, 2007, together with the auditors’ report thereon, including the attestation report on the Company’s ICFR as of December 31, 2007.

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2007 compared to the year ended December 31, 2006, and for the year ended December 31, 2006 compared to the year ended December 31, 2005.

99.4	Supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the Company’s consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and for the period from inception (June 17, 1993) to December 31, 2007, together with the auditors’ report thereon.

99.5	Consent of KPMG LLP.

99.6	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).

99.7	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).

99.8	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).

99.9	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).

99.10	Code of Ethics.