Form 40-F/A
period 2007-12-31
NEUROCHEM INC
filed 2008-04-10
CIK 1259942

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
(Amendment No. 1)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
☑ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 000-50393

NEUROCHEM INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)
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
Common Shares, no par value
Name of exchange on which registered
The NASDAQ Stock Market

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

Yes ☐. 82- ___.	No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐.

SIGNATURE
EXHIBIT INDEX FOR AMENDMENT NO. 1
Certification Dr. Francesco Bellini (Section 302)
Certification Mariano Rodriguez (Section 302)

EXPLANATORY NOTE
This Amendment No. 1 is being filed solely for the purpose of expanding the “Disclosure Pursuant to the Requirements of the NASDAQ Stock Market” to explain an additional way in which Neurochem Inc., a Canadian corporation (the “Company”), follows Canadian and Toronto Stock Exchange practices in lieu of certain requirements of NASDAQ Stock Exchange Marketplace Rule 4350. The revised “Disclosure Pursuant to the Requirements of the NASDAQ Stock Market” is set forth in full below. The additional way in which the Company follows Canadian and Toronto Stock Exchange practices in lieu of certain requirements of Marketplace Rule 4350 is set forth in the third bullet point of the revised disclosure.
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NASDAQ STOCK MARKET (“NASDAQ”)
The Company has elected to follow Canadian and Toronto Stock Exchange practices in lieu of certain requirements of NASDAQ Stock Exchange Marketplace Rule 4350. Specifically:
•	The Company is exempt from Rule 4350(f), which requires a quorum of no less than 33-1/3% of the outstanding shares of common stock at any meeting of the holders of common stock. Following Canadian practice, a quorum for meetings of the holders of the Company’s common stock is no less than 10% of such holders present or represented by proxy at the meeting.

•	The Company follows Toronto Stock Exchange rules for shareholder approval of new issuances of its common stock. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

•	The Company follows National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) relating to the composition of the committee of the Board of Directors that selects nominees for membership on the Board of Directors of the Company. NI 58-101 and NP 58-201 implement a “comply or disclose” approach for Canadian reporting issuers. While NP 58-201 calls for a nominating committee composed entirely of independent directors, the Company is not required to comply to the extent it provides the appropriate disclosure. Thus, in accordance with NI 58-101, the Company discloses in its annual management proxy circular that not all of the members of its nominating and corporate governance committee are independent. Following the April 15, 2008, annual and special meeting of shareholders of the Company, the Board of Directors will appoint a nominating and corporate governance committee composed entirely of independent directors.

2

SIGNATURE
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.
     April 10, 2008

NEUROCHEM INC.
By:	/s/Francesco Bellini
Chairman of the Board, President and Chief Executive Officer

3

EXHIBIT INDEX FOR AMENDMENT NO. 1

Number	Document

99.1	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dr. Francesco Bellini).

99.2	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mariano Rodriguez).

4