Form 40-F
period 2021-12-31
BELLUS Health Inc.
filed 2022-02-23
CIK 1259942

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2021	Commission File Number:	001-39034

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

⌧ Annual Information Form ⌧ Audited Annual Financial Statements

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

Yes ⌧	No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒	No ◻

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Forward-Looking Statements” beginning on page 1 of the Management Discussion and Analysis for the fiscal year ended December 31, 2021 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Forward-Looking Statements” beginning on page 1 of the Annual Information Form for the fiscal year ended December 31, 2021 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2021, based upon the Bank of Canada published daily exchange rate, was U.S.$1.00 = CDN$1.2678.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2021 and 2020, including the Report of Independent Registered Public Accounting Firm with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management Discussion and Analysis

The Registrant’s Management Discussion and Analysis for the fiscal year ended December 31, 2021 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

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

Management Report on Internal Control Over Financial Reporting

Management, with the participation of the Registrant’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Registrant’s financial reporting. The Registrant’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including: that all transactions and dispositions are accurately and fairly recorded; that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; and unauthorized acquisitions, uses or dispositions of the Registrant’s assets are prevented or timely detected.

Management has assessed the effectiveness of The Registrant’s internal control over financial reporting as at December 31, 2021. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Registrant’s internal control over financial reporting. Based on this assessment, management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2021.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

No substantive amendments to the Code were adopted during the year ended December 31, 2021. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2021.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP has served as the Registrant’s auditing firm since 1995. Aggregate fees billed to the Registrant for professional services rendered by KPMG LLP and its affiliates during the fiscal years ended December 31, 2021 and December 31, 2020 are detailed below (stated in Canadian dollars):

	Fiscal 2021		Fiscal 2020
Audit Fees		$208,281		$242,130
Audit-Related Fees		$27,230		$21,780
Tax Fees		$24,072		$15,278
All Other Fees	$	Nil	$	Nil
Total Fees		$259,583		$279,188

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

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant. For the fiscal year ended December 31, 2021, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2021, the Registrant does not have any “off-balance sheet arrangements” that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

KNOWN CONTRACTUAL AND OTHER OBLIGATIONS

The following table lists, as of December 31, 2021, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of dollars)
	Less than			More than
Contractual Obligations	1 year	1‑3 years	3‑5 years	5 years	Total
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Liability	289	646	Nil	Nil	935
Purchase Obligations	29,927	1,900	Nil	Nil	31,827
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	Nil	Nil	Nil	Nil	Nil
Total	30,216	2,546	Nil	Nil	32,762

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

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1	Annual Information Form of the Registrant for the year ended December 31, 2021

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2021 and 2020, together with the Auditors’ Report thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2021

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of Independent Registered Public Accounting Firm – KPMG LLP

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

By:	/s/ Roberto Bellini
Name: Roberto Bellini
Title: President and Chief Executive Officer

Date: February 23, 2022