Form 40-F
period 2022-12-31
BELLUS Health Inc.
filed 2023-03-23
CIK 1259942

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2022	Commission File Number:	001-39034

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 126,567,121

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Auditor Firm ID: 85	Auditor Name: KPMG LLP	Auditor Location: Montreal, QC, Canada

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Forward-Looking Statements” beginning on page 1 of the Management Discussion and Analysis for the fiscal year ended December 31, 2022 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Forward-Looking Statements” beginning on page 1 of the Annual Information Form for the fiscal year ended December 31, 2022 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2022, based upon Bloomberg  published daily exchange rate, was CDN$1.00= U.S.$0.7378.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2022 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2022 and 2021, including the Report of Independent Registered Public Accounting Firm with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management Discussion and Analysis

The Registrant’s Management Discussion and Analysis for the fiscal year ended December 31, 2022 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

Refer to section “DISCLOSURE CONTROLS AND PROCEDURES” of the Registrant’s Management Discussion and Analysis for the fiscal year ended December 31, 2022 which is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

Management Report on Internal Control Over Financial Reporting

Refer to section “INTERNAL CONTROL OVER FINANCIAL REPORTING - Management’s Annual Report on Internal Control Over Financial Reporting” of the Registrant’s Management Discussion and Analysis for the fiscal year ended December 31, 2022 which is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

Attestation Report of the Registered Public Accounting Firm

Refer to section “INTERNAL CONTROL OVER FINANCIAL REPORTING - Management’s Annual Report on Internal Control Over Financial Reporting” of the Registrant’s Management Discussion and Analysis for the fiscal year ended December 31, 2022 which is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

No substantive amendments to the Code were adopted during the year ended December 31, 2022. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2022.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP has served as the Registrant’s auditing firm since 1995. Aggregate fees to the Registrant for professional services rendered by KPMG LLP and its affiliates during the fiscal years ended December 31, 2022 and December 31, 2021 are detailed below (converted into US dollars at the average rate of the corresponding year):

	Fiscal 2022		Fiscal 2021
Audit Fees		$488,757		$208,281
Audit-Related Fees		$15,918		$27,230
Tax Fees		$26,859		$24,072
All Other Fees	$	Nil	$	Nil
Total Fees		$531,534		$259,583

The nature of each category of fees is as follows:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the annual audit of the Registrant’s consolidated financial statements and the audit of internal controls over financial reporting for 2022, quarterly reviews of the Registrant’s interim financial statements, services provided in connection with statutory and regulatory filings, and work in connection with registration statements filed in the United States and prospectuses filed in Canada.

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

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant. For the fiscal year ended December 31, 2022, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X. No services were approved by the Audit Committee pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2022, the Registrant does not have any “off-balance sheet arrangements” that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

KNOWN CONTRACTUAL AND OTHER OBLIGATIONS

The following table lists, as of December 31, 2022, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of dollars)
	Less than			More than
Contractual Obligations	1 year	1‑3 years	3‑5 years	5 years	Total
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Lease Liability	431	617	325	111	1,484
Purchase Obligations	67,932	98,070	18,926	Nil	184,928
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	Nil	Nil	Nil	Nil	Nil
Total	68,363	98,687	19,251	111	186,412

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

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1	Annual Information Form of the Registrant for the year ended December 31, 2022

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2022 and 2021, together with the Auditors’ Reports thereon

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2022

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.8	Consent of Independent Registered Public Accounting Firm – KPMG LLP

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

By:	/s/ Roberto Bellini
Name: Roberto Bellini
Title: President and Chief Executive Officer

Date: March 23, 2023